ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated May 1, 2009 to the Contract Prospectus dated May 1, 2009

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective after the close of business on July 17, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING American Century Large Company Value Portfolio	ING T. Rowe Price Equity Income Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell^{TM} Large Cap Growth Index Portfolio

Accordingly, effective after the close of business on July 17, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING American Century Large Company Value Portfolio (S Class) will automatically become investments in the ING T. Rowe Price Equity Income Portfolio (Class S).
- All existing account balances invested in the ING Van Kampen Capital Growth Portfolio (Class S) will automatically become investments in the ING Russell^{TM} Large Cap Growth Index Portfolio (Class S).

As a result of the reorganizations, effective after the close of business on July 17, 2009 all references to the Disappearing Portfolios in the Contract Prospectus are hereby deleted.

Effective after the close of business on August 7, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Opportunistic LargeCap Growth Portfolio	ING Opportunistic LargeCap Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Accordingly, effective after the close of business on August 7, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Growth and Income Portfolio II (Class S) will automatically become investments in the ING Growth and Income Portfolio (Class S).
- All existing account balances invested in the ING Opportunistic LargeCap Growth Portfolio (Class S) will automatically become investments in the ING Opportunistic LargeCap Portfolio (Class S).
- All existing account balances invested in the ING Index Plus International Equity Portfolio (Class S) will automatically become investments in the ING International Index Portfolio (Class S).

As a result of the reorganizations, effective after the close of business on August 7, 2009 all references to the Disappearing Portfolios in the Contract Prospectus are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganization will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

P.O. Box 9271
Des Moines, Iowa 50306-9271

1-800-366-0066

See also the Transfers Among Your Investments section of your Contract Prospectus for further information about making fund allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Flexible Premium Deferred Combination Fixed and Variable Annuity Prospectus

ING ROLLOVER CHOICE℠ – NY
VARIABLE ANNUITY

May 1, 2009

The Contract. The contract described in this prospectus is an individual flexible premium deferred combination fixed and variable annuity contract (the "contract") offered by ReliaStar Life Insurance Company of New York (the "Company," "we," "our," or "us") through our Separate Account NY-B (the "separate account"). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("nonqualified contracts"). The contract may be purchased with funds from external sources (from premium payments or by external exchanges from other investment providers), or by transfers or rollovers from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). A qualified contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Tax Code"), or a Roth IRA under section 408A of the Tax Code. Prior to September 17, 2007, the contract was available for issue as a tax deferred annuity under Section 403(b) of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) plan under Tax Code section 408(k) or as a Simple IRA under Tax Code section 408(p).

The contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invests in one of the mutual funds ("funds") listed on the next page. You may also allocate premium payments to our Fixed Interest Division with guaranteed interest periods, unless you have purchased an optional living benefit rider. Your contract value will vary daily to reflect the investment performance of the subaccount(s) you select and any interest credited to your allocations in the Fixed Interest Division. We may also refer to your investment in the Fixed Interest Division as a Fixed Interest Allocation. Some guaranteed interest periods or subaccounts may not currently be available. The funds available under your contract are listed on the next page. The contract is only available for sale in the state of New York.

You have a right to return a contract within 10 days after you receive it for a refund of the contract value, plus any charges we have deducted as of the date the contract is returned. For IRAs, we will refund the original amount of your premium payment. Longer free look periods may apply in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated May 1, 2009 has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-139695. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Allocations to a subaccount investing in a fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

PRO.139695-09

The funds available under your contract are*:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Small-Mid Cap Value Portfolio (S Class)
ING American Funds Bond Portfolio[1]
ING American Funds Growth Portfolio[1]
ING American Funds Growth-Income Portfolio[1]
ING American Funds International Portfolio[1]
ING Balanced Portfolio, Inc. (Class S)[2]
ING Baron Small Cap Growth Portfolio (S Class)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class S)[2]
ING Clarion Global Real Estate Portfolio (Class S)[2]
ING Davis New York Venture Portfolio (S Class)
ING Evergreen Omega Portfolio (Class S)
ING Focus 5 Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING Growth and Income Portfolio (Class S)[2]
ING Index Plus LargeCap Portfolio (Class S)[2]
ING Index Plus MidCap Portfolio (Class S)[2]
ING Index Plus SmallCap Portfolio (Class S)[2]
ING Intermediate Bond Portfolio (Class S)[2]
ING International Index Portfolio (Class S)
ING International Value Portfolio (Class S)[2]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (S Class)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)
ING Liquid Assets Portfolio (Class S)
ING Marsico International Opportunities Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)

ING MidCap Opportunities Portfolio (Class S)[2]
ING Oppenheimer Global Portfolio (S Class)
ING Oppenheimer Strategic Income Portfolio (S Class)
ING Opportunistic LargeCap Portfolio (Class S)[2]
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)[2]
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Small Company Portfolio (Class S)[2]
ING SmallCap Opportunities Portfolio (Class S)[2]
ING Solution Income Portfolio (S Class)[3]
ING Solution 2015 Portfolio (S Class)[3]
ING Solution 2025 Portfolio (S Class)[3]
ING Solution 2035 Portfolio (S Class)[3]
ING Solution 2045 Portfolio (S Class)[3]
ING Strategic Allocation Conservative Portfolio (Class S)[2][3]
ING Strategic Allocation Growth Portfolio (Class S)[2][3]
ING Strategic Allocation Moderate Portfolio (Class S)[2][3]
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (S Class)
ING Templeton Foreign Equity Portfolio (S Class)
ING Thornburg Value Portfolio (S Class)
ING UBS U.S. Large Cap Equity Portfolio (S Class)
ING U.S. Bond Index Portfolio (Class S)[2]
ING Van Kampen Comstock Portfolio (S Class)
ING Van Kampen Equity and Income Portfolio (S Class)
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio (Class S)[4]
Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class II)

(*) The ING American Century Large Company Value Portfolio, ING Growth and Income Portfolio II, ING Index Plus International Equity Portfolio, ING Opportunistic LargeCap Growth Portfolio, ING PIMCO Total Return Portfolio, and ING Van Kampen Capital Growth Portfolio were closed to new investments on May 1, 2009. There is no further information about these funds in this prospectus.

(1) These portfolios are "Master-Feeder" funds. See "Charges and Fees–Fund Expenses" for additional information.

(2) This fund has changed its name to the name listed above. See Appendix B–The Funds for a complete list of former and current fund names.

(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Charges and Fees–Fund Expenses" for additional information.

(4) WisdomTree℠ is a service mark of WisdomTree Investments.

The above funds are purchased and held by corresponding divisions of our Separate Account NY-B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Interest Division's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Division	Guaranteed Interest Division
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Income Phase Start Date	Annuity Commencement Date
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Subaccount(s)	Division(s)
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes, which currently range from 0% to 4% of premium payments, may also be deducted. There is currently no premium tax in the State of New York.

Contract Owner Transaction Expenses

Surrender Charge

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of premium payment withdrawn)	6%	6%	5%	4%	3%	2%	1%	0%

  * For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value–Surrender Charge" in the "Charges and Fees" section.

Transfer Charge[1]……………………………………………………………………… $25
(per transfer, if you make more than 12 transfers in a contract year)

  [1] We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Administrative Charge[2]

Administrative Charge…………………………………………………………….. $30
(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

  [2] We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges (Contract without any available living benefit riders)[3]

	Option Package I[4]	Option Package II[4]
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Total	1.00%	1.20%

  [3] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.
  [4] Each option package provides for different levels of death benefit coverage that are available under the contract. See "Death Benefit Choices" for more information.

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit (MGIB) rider:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base[2]	0.75% of the MGIB Benefit Base[2]

  [1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your contract.
  [2] The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums. Please see "Charges and Fees–Optional Rider Charges–Minimum Guaranteed Income Benefit (MGIB)" and "Optional Riders–Minimum Guaranteed Income Benefit Rider (MGIB)" later in this prospectus for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.00% of the ING LifePay Plus Base[3]	0.60% of the ING LifePay Plus Base[3]

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.50% of the ING Joint LifePay Plus Base[4]	0.80% of the ING Joint LifePay Plus Base[4]

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.50% for riders issued prior to February 2, 2009. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus)" and "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider" later in this prospectus.

[4] The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.70% for riders issued prior to February 2, 2009. The ING Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract value. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus)" and "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider" later in this prospectus.

Table of Separate Account Charges
The following tables show the total annual separate account charges you could pay, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect one of the optional benefit riders available under the contract, based on maximum or current charges under the contract. These tables do not reflect fund expenses. Please note that the bases for some charges may be different. For example, the charge for the MGIB rider is based on the MGIB Benefit Base, the charge for the ING LifePay Plus rider is based on the ING LifePay Plus Base, and the charge for the ING LifePay Joint LifePay Plus rider is based on the ING Joint LifePay Plus Base, all of which can be higher than contract value, leading to higher charges than if the charge was based on contract value. Nevertheless, for purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the contract value or the MGIB Benefit Base, the ING LifePay Plus Base, or the ING Joint LifePay Plus Base, where applicable. You may elect only one optional benefit rider.

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base)	1.50%	1.50%
Total	2.50%	2.70%

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base)	<u>0.75%</u>	<u>0.75%</u>
Total	1.75%	1.95%

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING LifePay Plus Base)	<u>2.00%</u>	<u>2.00%</u>
Total	3.00%	3.20%

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING LifePay Plus Base)	<u>0.60%</u>	<u>0.60%</u>
Total	1.60%	1.80%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Maximum ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider Charge (as a percentage of the ING Joint LifePay Plus Base)	<u>2.50%</u>	<u>2.50%</u>
Total	3.50%	3.70%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Current ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING Joint LifePay Plus Base)	<u>0.80%</u>	<u>0.80%</u>
Total	1.80%	2.00%

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses[1]	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.53%	1.50%

[1] The Total Fund Operating Expenses table does not reflect any waiver or reimbursement arrangements.

Examples:

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below. There is currently no premium tax in the State of New York.

A. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider, and reflects the maximum annual charge of 1.50% of the MGIB Benefit Base. The rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 7% per year.* If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,043	$1,935	$2,885	$6,293
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,043	$1,935	$2,885	$6,293
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$443	$1,435	$2,585	$6,293

* For Minimum Guaranteed Income Benefit riders issued on or after May 1, 2009, the MGIB Rate is 6%.

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 2.00% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,088	$2,040	$3,002	$5,098
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,088	$2,040	$3,002	$5,098
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$488	$1,540	$2,702	$5,098

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 2.50% of the ING Joint LifePay Plus Base. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,138	$2,190	$3,251	$5,376
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,138	$2,190	$3,251	$5,376
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$538	$1,690	$2,951	$5,376

Compensation is paid for the sale of the contracts. For information about this compensation, see "Selling the Contract."

Fees Deducted by the Funds

Using This Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix A, we provide condensed financial information about Separate Account NY-B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account NY-B and the financial statements and the related notes to financial statements for ReliaStar Life Insurance Company of New York are included in the Statement of Additional Information.

Accumulation Unit
We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account NY-B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily mortality and expense risk charge, the daily asset-based administrative charge, and any other charges that may be deducted daily from the subaccount.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account NY-B has been investing in the fund. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the fund (or when the fund was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures that assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the funds.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

ReliaStar Life Insurance Company of NY ("ReliaStar of NY" or "the Company") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ReliaStar of NY.

ING also owns Directed Services LLC, the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a fund are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other funds which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract–Addition, Deletion, or Substitution of Subaccounts and Other Changes."

THE FUNDS

You will find information about the funds currently available under your contract in Appendix B–The Funds. A prospectus containing more complete information on each fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds may be structured as "fund of funds" (including the ING Solutions and ING Strategic Allocation portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). The funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the fund list on the inside front cover of this prospectus.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Covered Funds and Special Funds
For purposes of determining benefits under the optional living benefit riders, we may assign the investment options (the funds and the fixed interest options available under your contract) to one of two categories: Covered Funds or Special Funds. Allocations to Covered Funds participate fully in the calculations to determine the value of your guaranteed benefits under a living benefit rider. Allocations to Special Funds could affect the optional benefit rider guarantee that may otherwise be provided, because Special Funds do not fully participate in the determination of the value of your guaranteed benefits under a living benefit rider. Assets in Covered Funds generally provide a higher living benefit than those allocated to Special Funds. Designation of investment options under these categories may vary by benefit. Please see "Optional Riders" for more information.

We may, with 30 days notice to you, designate any investment option as a Special Fund, but only with respect to new premium added to such investment option and also with respect to new transfers to such investment option. Transfers out of these investment options in excess of 12 per year may incur a $25 transfer charge, and all transfers may be subject to any applicable fund redemption fees. Please see "Fees and Expenses" and "Charges and Fees" for more information.

Restricted Funds
Restricted Funds are not related specifically to optional benefit riders. Rather, Restricted Funds are investment options for which we have limited the amount that may be invested, either on an aggregate or an individual basis. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to the investment options and with respect to new transfers to the investment options. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. To the extent an investment option is designated both a Restricted Fund and a Special Fund, allocations to such investment option may limit your participation in the determination of your benefits under an optional benefit rider, and may also limit the amount you may allocate to such investment option.

Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment option as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change, and will not apply to amounts that may exceed these limitations due solely to a change in designation.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: (1) no more than 30% of contract value, (2) up to 100% of each premium, and (3) no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

In addition to limiting your investment in the Restricted Funds on an aggregate basis as described above, we also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds these limits to your other investment option choices not designated as Restricted Funds, or to a specifically designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts, and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

Charge Deduction Subaccount
You may elect to have all charges (except daily charges) against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. Withdrawals from the contract may be subject to a contingent deferred sales charge (a "surrender charge"), as described below. The charge is intended to cover sales expenses that we have incurred.

Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when 1) the prior contract imposed a front end load (i.e. when sales charges were deducted from premium payments prior to the premium payments being invested in the contract); 2) there was no applicable surrender charge under the prior contract; or 3) the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge, and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. For internal transfers, rather than assessing any surrender charge that may have applied on the predecessor contract (the "applicable surrender charge"), the surrender charge under this contract is calculated from the date of the first premium payment made under the prior contract, or, if earlier, the effective date of the prior contract. However, for additional premium payments made to a contract originally issued through an internal transfer, we will apply the surrender charge schedule below based upon the date these subsequent premium payments are made. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract.

The following table shows the schedule of the surrender charge that will apply, based on the total amount withdrawn. The surrender charge is deducted from the amount requested for withdrawal. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge	6%	6%	5%	4%	3%	2%	1%	0%

> ∗ For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. You may withdraw all or a portion of your contract value without a surrender charge if: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year other than the tax year in which we first issue the contract is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal (less any free withdrawals previously taken that year); and 2) your required minimum withdrawal attributable to amounts held under the contract. The Free Withdrawal Amount for the tax year in which we first issue the contact is equal to 10% of contract value, based on the contract value on the date of the withdrawal (less any free withdrawals previously taken that year). See Appendix D.

Under the Tax Code, taxpayers may aggregate the required minimum distributions attributable to one or more IRAs or 403(b) contracts, and deduct the aggregate amount from only one such contract. However, only the required minimum distribution attributable to amounts held under this contract are counted in the Free Withdrawal Amount calculation above. Any amount attributable to the required minimum distribution requirements of other such contract will be considered an excess withdrawal to the extent total withdrawals during that contract year exceed the 10% limitation noted above.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge if you surrender your contract or if you take excess withdrawals during the 7-year period from the date we receive and accept a premium payment, which may, in certain circumstances, include a withdrawal you make to satisfy required minimum distributions under the Tax Code (as noted in "Free Withdrawal Amount," above). Please see the surrender charge table, above. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. See Appendix D. Where you are receiving systematic withdrawals under a systematic withdrawal program, we calculate the amount you will receive per calendar year as a result of this program. Please see "Systematic Withdrawals" in the "Withdrawal" section. Any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year pursuant to this calculation will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge to the extent it is an excess withdrawal. Other charges may apply to withdrawals. See "Fees and Expenses" and "Charges and Fees." We will deduct the surrender charge from the contract value proportionally from all other investment options in which you are invested.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn that are not considered an excess withdrawal are not considered a withdrawal of any premium payments. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Surrender Charges and the ING LifePay and ING Joint LifePay Riders. If you elect the ING LifePay rider or ING Joint LifePay rider, withdrawals will be subject to surrender charges if they exceed the Free Withdrawal Amount. However, once your contract value is zero, the periodic payments under the ING LifePay or ING Joint LifePay rider are not subject to surrender charges.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. There is currently no premium tax in the State of New York.

We deduct the premium tax from your contract value on the date you begin receiving income phase payments under the contract. In the event that you have selected the Minimum Guaranteed Income Benefit rider, and you elect to receive income payments under this rider rather than the contract, we will deduct the premium tax from the MGIB Benefit Base. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we establish. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus**.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. Please see "Death Benefit Choices" for further information on the available option packages. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

Option Packages

Option Package I	Option Package II
Annual Charge	Annual Charge
0.85%	1.05%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

Optional Rider Charges. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot generally be canceled independently of the contract (unless otherwise described in "Optional Riders"). So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see "Optional Riders." Rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date of the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Minimum Guaranteed Income Benefit Rider (MGIB Rider). The charge for the MGIB Rider is as follows:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base	0.75% of the MGIB Benefit Base

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." Please see "Optional Riders–Minimum Guaranteed Income Benefit Rider" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00% of the ING LifePay Plus Base	0.60% of the ING LifePay Plus Base

The current annual charge is 0.50% for riders issued prior to February 2, 2009.

The charge is a percentage of the ING LifePay Plus Base, which we deduct in arrears on each quarterly anniversary date. In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met.

The current charge can change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

Please Note: For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50% of the ING Joint LifePay Plus Base	0.80% of the ING Joint LifePay Plus Base

The current annual charge is 0.70% for riders issued prior to February 2, 2009.

The charge is a percentage of the ING Joint LifePay Plus Base, which we deduct in arrears on each quarterly anniversary. In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

Please Note: For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2008, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1) Fidelity® Variable Insurance Products
2) Pioneer Variable Contracts Trust
3) Franklin Templeton Variable Insurance Products Trust
4) PIMCO Funds
5) Oppenheimer Variable Account Funds

Some of the fund families listed above may not have paid any such amounts during 2008. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers, or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser, or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios and ING Strategic Allocation portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the inside front cover of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **(See "Contract Distribution.")**

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Interest Division. See Appendix C and the Fixed Interest Division Offering Brochure for more information on the Fixed Interest Division.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Contract Date and Contract Year
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is not an individual, we will treat the annuitant as the owner for purposes of determining the death benefit. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Joint Owner
For nonqualified contracts only, joint owners may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit Option.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected the Annual Ratchet Death Benefit, and you add a joint owner, the Annual Ratchet Death Benefit will end. If the older joint owner is attained age 80 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 80 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Note that returning a contract to single owner status will not restore the Annual Ratchet Death Benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining income phase payments. On or after May 1, 2009, a joint annuitant may also be designated. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. In the case of a non-natural owner and joint annuitant, the oldest annuitant's age will be used. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect, except as described below.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant, unless you elect otherwise. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a nonqualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

Under both Option Package I and Option Package II, the death benefit will continue if the new owner is age 80 or under on the date of the ownership change. For both death benefit options, 1) if the new owner's attained age is 81 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

An ownership change may cause a living benefit rider to terminate, depending on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Optional Riders–Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information about an ownership change with the ING LifePay Plus rider, please see "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider." For more information about an ownership change with the ING Joint LifePay Plus rider, please see "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. In the event of joint owners, all must agree to change a beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or nonqualified external sources ("external sources") or by a transfer or rollover from an existing qualified or nonqualified contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer").

There are two option packages available under the contract. You select an option package at the time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80.

You may make additional premium payments up to the contract anniversary after your 85th birthday. For contracts issued as IRAs and 403(b) contracts, no additional premium payments will be accepted after the tax year that the contract owner reaches age 70½. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract may currently be purchased by individuals as a nonqualified contract, as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code and as a Roth IRA under Section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k), as a Simple IRA under Section 408(P), or as a tax deferred annuity under Tax Code section 403(b).

Factors to Consider in the Purchase Decision

The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4) **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II and your contract will be an IRA, see "Federal Tax Considerations–Individual Retirement Annuities" and "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments

We will process your initial premium (including internal transfers) within 2 business days after receipt, and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account NY-B and/or the Fixed Interest Allocation specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer does not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.

2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payments proportionally among the other subaccounts in your contract allocations. For any subsequent premium payments, the payment designated for a subaccount of Separate Account NY-B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Interest Division be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments (traveler's checks, for example) or restrict the amount of certain forms of premium payments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Administrative Procedures
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instruction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Division. The contract value in your Fixed Interest Division is the sum of premium payments allocated to the Fixed Interest Division under the Contract, plus contract value transferred to the Fixed Interest Division, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Division, contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1)   We take the contract value in the subaccount at the end of the preceding business day.

(2)   We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3)   We add (1) and (2).

(4)   We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

(5)   We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations. See the Fixed Interest Division Offering Brochure for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value
You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts
Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in a fund with its own distinct investment objectives and policies.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the contract. These subaccounts will invest in funds we find suitable for your contract. We may also withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements, including prior SEC approval.

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the funds has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right, subject to SEC approval, to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts.

We will provide you with written notice before any of these changes are effected.

The Fixed Interest Allocation (Fixed Interest Division)
The Fixed Interest Allocation is in the Fixed Interest Division part of the ReliaStar of New York general account. The general account contains all of the assets of ReliaStar of New York other than those in certain separate accounts. Allocation of any amount to the Fixed Interest Division does not entitle you to share directly in the performance of these assets. Assets supporting amounts allocated to the Fixed Interest Division are available to fund the claims of all classes of our customers, owners, and other creditors. See Appendix C and the Fixed Interest Division Offering Brochure for more information. You may not allocate contract value to the Fixed Interest Division if you elect one of the living benefit riders.

Other Products
We and our affiliates offer various other products with different features and terms than these contracts, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the contract may limits its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

OPTIONAL RIDERS

Subject to state availability and the conditions noted below, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. Once elected, the riders generally may not be cancelled, except as noted in the discussion of each specific rider, below. The optional benefit riders terminate upon surrender of the contract. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for information on rider charges.

The contract has three living benefit riders offering protection against the investment risks with your contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of future income when annuitizing your contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. The ING LifePay Plus and ING Joint LifePay Plus riders may also impact the death benefit amount under the contract. More information about an earlier version of the rider is in Appendix H. You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is 1-800-366-0066

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued. If the ING LifePay Plus or ING Joint LifePay Plus riders are added after the contract issue, the rider date will be the date of the contract's next following annuity contract anniversary.

No Cancellation. Once you purchase a rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin the income phase and start receiving income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel a rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1.) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;
2.) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract, or you have elected the ING Joint LifePay rider; or
3.) Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING Joint LifePay rider is also discussed below.

Minimum Guaranteed Income Benefit Rider (the "MGIB Rider"). The MGIB rider is an optional benefit that guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB Date (as defined below), regardless of fluctuating market conditions. Please note that if you elect the MGIB rider, you may not allocate contract value to a Fixed Interest Division, and we will not issue the MGIB rider if any contract value is allocated to a Fixed Interest Division. No loans are permitted on contracts with the MGIB rider. The MGIB rider will also not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first five rider years, the MGIB Rate (as defined below), the adjustment for Special Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds may limit the MGIB benefit, because for purposes of determining the MGIB Benefit Base, Special Fund allocations are not subject to accumulation at the MGIB Rate, and withdrawals and transfers from Special Funds are not dollar-for-dollar, but pro-rata, meaning the MGIB Benefit Base may be reduced by the same proportion that contract value allocated to Special Funds is reduced.

Purchase. You must be age 75 or younger on the rider date to purchase the rider, and the ten-year waiting period must end at or prior to the latest income phase start date. Prior to February 2, 2009, the maximum issue age was age 79. Some broker-dealers may not offer the MGIB rider, or may limit availability of the rider to younger ages. The rider date is the date the MGIB rider becomes effective. Generally, the MGIB rider must be purchased (i) on the contract date, or (ii) within thirty days after the contract date. We may allow election at other times at our discretion. **There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.**

The MGIB Date. The MGIB Date is the date on which you may exercise your right to begin receiving income phase payments pursuant to the MGIB rider. The MGIB Date always coincides with your contract's anniversary date. You may not exercise your right to begin receiving income phase payments pursuant to the MGIB Rider until the MGIB Date that is at least ten years after the rider date.

Special Funds. The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base:

ING Liquid Assets Portfolio
ING PIMCO Total Return Bond Portfolio
ING PIMCO Total Return Portfolio
ING Oppenheimer Strategic Income Portfolio

All investment options not designated as Special Funds are considered Covered Funds. No funds are currently designated as Restricted Funds.

For contracts issued before September 8, 2008, the following funds are also designated as Special Funds for purposes of calculating the MGIB Benefit Base:

ING Solution Income Portfolio
ING Intermediate Bond Portfolio
PIMCO VIT Real Return Portfolio

All amounts invested in these funds through contracts issued before September 8, 2008 are treated as Special Funds. Amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds.

Charges. The charge we currently deduct under the MGIB Rider is 0.75% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below. The MGIB rider automatically terminates if the contract value is insufficient to pay the charge for the MGIB rider.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:

1) Your income phase income based on your contract value on the MGIB Date applied to the guaranteed income factors specified in your contract for the income phase option you selected;

2) Your income phase income based on your contract value on the MGIB Date applied to the then-current income factors in effect for the income phase option you selected; or

3) The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge and premium tax recovery that would otherwise apply when starting the income phase.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the contract.

The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix E– Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under other provisions of the contract or other riders will not increase the Maximum MGIB Base or MGIB Rollup Base (as defined below). The MGIB Benefit Base is tracked separately for Covered and Special Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

   a) **Calculation of MGIB Rollup Base**

   The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), and (b) where:

   (a)   is the MGIB Rollup Base for Covered Funds;
   (b)   is the MGIB Rollup Base for Special Funds;

   The Maximum MGIB Base applicable to the MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

   The MGIB Rate. Calculation of the MGIB Rollup Base will be impacted by the MGIB Rate. The MGIB Rate is an annual effective rate at which the eligible premiums accumulate, which is currently 6%. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider. As noted below, eligible premiums accumulate at MGIB Rate only up until the oldest contract owner reaches age 80 or the MGIB Rollup Base reaches the Maximum MGIB Base, and only to the extent that premiums are invested in Covered Funds.

   For example, assume a contract was issued on August 1, 2009 with an initial premium of $10,000, and the issue age of the contract owner was age 60, with an MGIB Date of August 1, 2019. Assuming 100% of the premium was allocated to Covered Funds, the MGIB Rollup Base would be $17,908 on the MGIB Date, the result of the $10,000 initial premium multiplied by the 6% MGIB Rate annually for the 10 year period between the issue date and the MGIB Date.

   For riders issued prior to May 1, 2009, the MGIB Rate is currently 7%.

   The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Rollup Base.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal.

This means that the MGIB Rollup Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered and Special Funds, when you make transfers between Covered and Special Funds there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special Funds will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon entering the income phase under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

For example, assume the MGIB Rollup Base for Covered Funds prior to a transfer from Covered Funds was $12,000 at a time that the contract value in Covered Funds was $10,000. If the contract owner transferred 25% of this $10,000 ($2,500) from the contract value in Covered Funds, it would result in a 25% decrease in the MGIB Rollup Base for Covered Funds, or $3,000 ($12,000 * 25%), which is $500 more than the amount actually transferred from the Covered Funds.

b) **Calculation of MGIB Ratchet Benefit Base**

The MGIB Ratchet Base for Covered Funds and Special Funds equals:

- On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

- On each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

    1) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

    2) the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

For riders issued prior to February 2, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to the attainment of age 90. A quarterly anniversary date is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value of the subsequent business day.

- At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet Base from the prior contract anniversary date (quarterly contract anniversary date for riders issued prior to February 2, 2009), adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Ratchet Base.

Withdrawals reduce the MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal.

This means that the MGIB Ratchet Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Ratchet Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options. The following are the MGIB Income Options available under the MGIB Rider:

1) If the MGIB rider is exercised at ages 10-73: Income for life (single life or joint life with 100% survivor), with no more than a 10-year certain period.

2) If the MGIB rider is exercised at ages 74-89: Income for life (single life or joint life with 100% survivor), with no more than a six-year certain period.

3) Any other income phase option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised in the 30-day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in this prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

Please note that if you elect partial income payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with a guaranteed amount of income phase income if you enter the income phase on the MGIB Date (subject to the terms and conditions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we may require that a certain percentage of such contract value be invested in the Fixed Allocation Fund. The timing of when we will apply these restrictions is discussed further below. See "Fixed Allocation Fund Automatic Rebalancing" below. **We are not currently applying this asset allocation requirement to the MGIB rider.**

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^SM Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Funds Bond Portfolio, the ING BlackRock Inflation Protected Bond Portfolio, the ING Intermediate Bond Portfolio and the ING U.S. Bond Index Portfolio are designated as Fixed Allocation Funds. The ING Intermediate Bond Portfolio is the default Fixed Allocation Fund used in connection with Fixed Allocation Funds Automatic Rebalancing. To the extent that we are imposing these asset allocation requirements, the Fixed Allocation Funds will not be designated as Special Funds for purposes of determing the MGIB Benefit Base.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Fund. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your contract. **Because we are not currently imposing these asset allocation requirements, the current minimum Fixed Allocation Funds percentage is zero.** Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date. The MGIB Rebalancing Dates occur on each annual contract anniversary and after any of the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F– Examples of Fixed Allocation Funds Automatic Rebalancing."

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

Relationship of Accepted Funds, Other Funds, and Fixed Allocation Funds to Special Funds, Covered Funds, and Restricted Funds. In general, Special Funds, Covered Funds, and Restricted Funds impact the value of certain benefits available under living benefit riders, while Accepted Funds and Other Funds relate to the asset allocation requirements required under the living benefit riders. Fixed Allocation Funds Automatic Rebalancing and its fund designations (Accepted Funds, Other Funds, and Fixed Allocation Funds) are in addition to any fund designations applied for purposes of calculating the MGIB Benefit Base (Covered Funds and Special Funds). See "The Funds–Covered Funds and Special Funds" and "The Funds–Restricted Funds." Because of this, your ability to allocate your entire contract value to all Covered Funds for purposes of calculating the MGIB Benefit Base is subject to Fixed Allocation Funds Automatic Rebalancing. In the event that you allocate contract value to Covered Funds for the purposes of calculating the MGIB Benefit Base that are also considered Other Funds for purposes of the above asset-allocation requirements, you will be required to satisfy the asset allocation requirements of Fixed Allocation Funds Automatic Rebalancing. However, we are not currently imposing these asset allocation requirements.

In the event an investment option was designated a Restricted Fund, any allocations to a specific investment option would be further limited to the investment limitations of these funds. See "The Funds–Restricted Funds." Currently, no investment options are designated as a Restricted Fund.

It is possible for an investment option to have two different designations: An Accepted Fund for purposes of Fixed Allocation Funds Automatic Rebalancing may also be a Special Fund for purposes of calculating the MGIB Rollup Base. While Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing, and so your allocation to that investment option as an Accepted Fund would not be subject to Fixed Allocation Funds Automatic Rebalancing, the MGIB Rollup Base is impacted as a consequence in as much as your allocation to that investment division as a Special Fund would not accumulate at the MGIB Rate of 6% per year (7% for contracts with the MGIB rider issued before May 1, 2009). Therefore, if we were currently imposing the asset allocation requirements, and a contract owner wished to avoid this result, he or she could allocate among the remaining Accepted Funds, as well as among the remaining Other Funds that are not designated as Special Funds (subject to Fixed Allocation Funds Automatic Rebalancing).

Change of Owner or Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to a spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to entry into the income phase, in which case a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1) Transfers from custodian to custodian;
2) Transfers from a custodian for the benefit of an individual to that same individual;
3) Transfers from an individual to a custodian for the benefit of the same individual;
4) Collateral assignments;
5) Transfers from trust to trust where the contract owner and the grantor of the trust is the same individual;
6) Transfers from an individual to a trust where the contract owner and the grantor of the trust is the same individual; or
7) Transfers from a trust to an individual where the contract owner and the grantor of the trust is the same individual.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract nor does it restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract's applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Please Note: For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

   Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker/dealer availability. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that if you elect to purchase the ING LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time**.

Contracts issued **on and after January 28, 2008** are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING LifePay rider, you may upgrade to the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

   How the ING LifePay Plus Rider Works. The ING LifePay Plus rider has both phases and statuses. Through the lifetime of the ING LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase (and, for riders issued on or after February 2, 2009, the Withdrawal Phase), the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received. In addition, on each contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as an annual "ratchet."

For riders issued prior to February 2, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a quarterly ratchet.

Also, on each of the first ten contract anniversaries ONLY after the annuitant has reached age 59½, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." For riders issued prior to February 2, 2009, the annual step up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is attached (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the annuitant is age 59½.

For example, assume that a contract is purchased on January 1, 2008 and the contract owner decides to add LifePay Plus on March 15, 2008. The rider effective date is April 1, 2008, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2009 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2010, assuming the annuitant is age 59½.

This rider has no cash value. You cannot surrender the contract for the ING LifePay Plus Base. The ING LifePay Plus Base is not available to fund income phase payments.

For riders issued February 2, 2009 or later, eligible premiums for purposes of determining the ING LifePay Plus Base and Maximum Annual Withdrawal include premiums received during both the Growth Phase and the Withdrawal Phase.

For riders issued prior to February 2, 2009, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below).

We reserve the right to discontinue allowing premium payments during the Withdrawal Phase or the Growth Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the annuitant is age 59½. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will replace the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the income phase commencement date (see "The Income Phase");
4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender of the contract;
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or
8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset annually (quarterly, for riders issued prior to February 2, 2009)–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status" below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the annuitant is age 59½. For contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING LifePay Plus rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

The Maximum Annual Withdrawal percentages, which vary by the age of the annuitant on the date the Withdrawal Phase begins, are as follows:

Maximum Annual Withdrawal Percentage	Annuitant's Age
4%	0 – 64
5%	65+

If the rider was issued prior to February 2, 2009, the Maximum Annual Withdrawal percentage is 5%, regardless of the age of the annuitant on the date the Withdrawal Phase begins.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to 4% will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in any contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay Plus rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceed the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year –without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits), other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

For riders issued prior to February 2, 2009, the ING LifePay Plus Base is reset on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this a quarterly ratchet.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset annually (or quarterly, as applicable), and the Maximum Annual Withdrawal will **not** be recalculated; no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the contract. The rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^SM Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Funds Bond Portfolio, the ING BlackRock Inflation Protected Bond Portfolio, the ING Intermediate Bond Portfolio and the ING U.S. Bond Index Portfolio are designated as the Fixed Allocation Funds. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.

The specified percentage depends on the rider's purchase date, as noted in "Investment Option Restrictions," above.

The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;

6) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the rider is continued:

   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the applicable Maximum Annual Withdrawal percentage based on the spouse's age. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

   (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the applicable Maximum Annual Withdrawal percentage based on the spouse's age. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death–Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death–Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Please Note: For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING Joint LifePay rider, please see Appendix H for more information.

Purchase. The ING Joint LifePay Plus rider is only available to individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. Currently, this means the rider is only available with nonqualified contracts or IRA contracts, and is not available with 403(b) contracts. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below. The maximum issue age is 80. The issue age is the age of the owners on the contract anniversary on which the ING Joint LifePay Plus rider is effective. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The ING Joint LifePay Plus rider is subject to broker/dealer availability. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING Joint LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time.**

Contracts issued **on and after January 28, 2008** are eligible to elect the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING Joint LifePay rider, you may upgrade to the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact our Customer Service Center for more information.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has both phases and statuses. Through the lifetime of the ING Joint LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING Joint LifePay Plus rider will terminate without value.

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING Joint LifePay Plus rider will terminate without value.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase (and, for riders issued on or after February 2, 2009, the Withdrawal Phase), the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

1) The current ING Joint LifePay Plus Base; or
2) The current contract value. This is referred to as an annual "ratchet."

For riders issued prior to February 2, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a quarterly ratchet.

Also, on each of the first five contract anniversaries ONLY after the youngest active spouse reaches age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

1) The current ING Joint LifePay Plus Base; or
2) The current contract value; and
3) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." For riders issued prior to February 2, 2009, the annual step up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is added (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the youngest active spouse is at least age 65.

For example, assume that a contract is purchased on January 1, 2009, and the contract owner decides to add Joint LifePay Plus on March 15, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2011, assuming the youngest active spouse is age 65.

This rider has no cash value. You cannot surrender the contract for the ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is not available to fund income phase payments.

For riders issued February 2, 2009 or later, eligible premiums for purposes of determining the ING Joint LifePay Plus Base and Maximum Annual Withdrawal include premiums received during both the Growth Phase and the Withdrawal Phase.

For riders issued prior to February 2, 2009, additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below).

We reserve the right to discontinue allowing premium payments during the Withdrawal Phase or the Growth Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the youngest active spouse is age 65. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date (see "The Income Phase");

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract;

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

Please note that withdrawals while the ING Joint LifePay Plus Base is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus will **not** thereafter be automatically reset annually (quarterly, for contracts issued prior to February 2, 2009)–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING Joint LifePay Plus Reset" below.

If you decline the automatic reset your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status," below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal SO LONG AS the quarterly contract anniversary has passed on which or after the youngest active spouse is age 65. For contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay Plus rider may differ depending on whether you are in the Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentages, which vary by the age of the youngest active spouse on the date the Withdrawal Phase begins, are as follows:

Maximum Annual Withdrawal Percentage	Youngest Active Spouse Age
4%	0 – 64
5%	65+

If the rider was issued prior to February 2, 2009, the Maximum Annual Withdrawal percentage is 5%, regardless of the age of the youngest Active Spouse on the date the Withdrawal Phase begins.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to 4% will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year–without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and is recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any remaining amount will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING Joint LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

For riders issued prior to February 2, 2009, the ING Joint LifePay Plus Base is reset on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this a quarterly ratchet.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset quarterly (and the Maximum Annual Withdrawal will also **not** be recalculated); no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the contract. The rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Funds Bond Portfolio, the ING BlackRock Inflation Protected Bond Portfolio, the ING Intermediate Bond Portfolio and the ING U.S. Bond Index Portfolio are designated as the Fixed Allocation Funds. You may allocate contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.

The specified percentage depends upon the rider's purchase date, as noted in "Investment Restrictions," above.

The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, **and/or** the remaining cash surrender value after the withdrawal is less than $2,500 (if no premium payments have been made for three years), we reserve the right to treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Please see Appendix D–Surrender Charge for Excess Withdrawals Example.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the ING LifePay Plus or the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under these riders are not subject to surrender charges.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. In this event, the subsequent withdrawals must be taken from the Restricted Funds or taken pro-rata from all variable subaccounts.

Other than surrender charges, if applicable, there is no additional charge for these features. Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options.

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations (not available if you have elected an optional living benefit rider). Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. We will also accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

If you have elected one of the optional living benefit riders, you may not invest in the Fixed Interest Division.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the New York Stock Exchange will be effected on the next business day.

Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging ("DCA") program through either the ING Liquid Assets Portfolio subaccount, or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We may also offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program. You may not participate in the dollar cost averaging program and in systematic withdrawals at the same time. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers. There is no additional charge for the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B–The Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review your dollar cost averaging election again for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. For information about using automatic rebalancing with an optional living benefit rider, see the "Fixed Allocation Funds Automatic Rebalancing" subsection under the discussion of each individual rider.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Appendix B–The Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Currently, reallocations occur on calendar quarter dates.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase

During the accumulation phase, a death benefit is payable when either the contract owner or annuitant (where the contract owner is not an individual) dies. Assuming, you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner's death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the amount of the death benefit upon receipt at our Customer Service Center of due proof of the owner's death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death."

You may select one of the option packages described below which will determine the death benefit payable, provided you and the annuitant are not more than 80 years old at the time of purchase. A change in ownership of the contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II
Death Benefit on Death of the Owner:	The greater of: (1) the Standard Death Benefit; and (2) the contract value.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit.

The **Standard Death Benefit** equals total premium payments, reduced pro-rata for withdrawals.

The **Annual Ratchet Enhanced Death Benefit** equals the maximum contract value on each contract anniversary occurring on or prior to attainment of age 90, adjusted for new premiums and reduced pro-rata for withdrawals. On the contract date, the Annual Ratchet Enhanced Death Benefit equals the initial premium.

A pro-rata withdrawal adjustment to the guaranteed death benefit amount under Option Package I or II is equal to (a) divided by (b) with the result multiplied by (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the amount of the applicable death benefit immediately prior to the withdrawal. The reduction in the guaranteed death benefit may be greater than the amount withdrawn.

Transfers Between Option Packages. You may transfer from one option package to the other on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted 1) after you attain age 80; or 2) if the contract is owned by joint owners.

If you transfer from Option I to Option II, the Annual Ratchet Death Benefit will equal the contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date, is greater than zero, we will add such difference to the contract value. We will allocate such amounts to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation After Death – Non Spouse

If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Rider on Death Benefit. Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant" and "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING LifePay Plus Rider on Death Benefit" for information about the effect of the ING LifePay Plus or ING Joint LifePay Plus rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus or ING Joint LifePay Plus rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. Living benefit riders automatically terminate when you elect to receive income phase payments under the income phase of your contract.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate of 3.5% will be applied. Payments will increase only if the investment performance of the subaccounts you selected is greater than 3.5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 3.5%, after deduction of fees.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

a) The life of the annuitant;
b) The joint lives of the annuitant and beneficiary;
c) A guaranteed period greater than the annuitant's life expectancy; or
d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**Federal Tax Considerations**" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. If you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an income phase option, we will make a single sum distribution. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

Relationship Between the Optional Riders and the Income Phase. If you elect to purchase one of the optional living benefit riders available under the contract, the rider may have an impact on your ability to begin income phase payments or may impact the amount of such payments. If you elect to purchase the MGIB rider and reach your income phase commencement date (i.e. the date income phase payments are scheduled to begin under the contract), you will need to elect whether to receive income phase payments pursuant to the income phase payments available under the contract (see "Payment Options," below), or whether to receive payments pursuant to the guaranteed payments under the MGIB rider.

If you elect to purchase the ING LifePay or ING Joint LifePay riders, your ability to enter the income phase is not affected. However, withdrawals taken under these riders (like any withdrawals), will impact your contract value, and therefore will impact the amount you may have available for income phase payments. To the extent your contract value is depleted to zero, you will have no ability to receive income phase payments, other than payments you may be eligible to receive under the Lifetime Automatic Periodic Benefit Status. See "ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider" and "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider."

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: a) 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the death of both annuitants.
Life Income-Two Lives Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.	
*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.	

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will notify you when copies of any shareholder reports of the investment portfolios in which Separate Account NY-B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment beyond the permitted 7 days, or the determination of values, on any business day: (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Contract Changes – Applicable Tax Law
We have the right to make changes in the contract or its riders to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the funds, the contract value returned may be greater or less than the premium payment you paid. In the case of IRAs cancelled within 7 days of receipt of the contract, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

CONTRACT DISTRIBUTION

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other ReliaStar of NY contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ReliaStar of NY for contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

- Bancnorth Investment Group, Inc.
- Directed Services LLC
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING America Equities, Inc.
- ING DIRECT Funds Limited
- ING Financial Advisers, LLC
- ING Financial Markets LLC

- ING Financial Partners, Inc.
- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.75% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, Directed Services LLC may pay or allow other promotional incentives or payments in the form of cash or other compensation to selling firms. These other promotional incentives or payments may not be offered to all distributors, and may be limited to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 7.0% commission rate noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	ING Financial Partners, Inc.	14.	Wells Fargo Investments, LLC
2.	Citigroup Global Markets, Inc.	15.	Multi-Financial Securities Corporation
3.	LPL Financial Corporation	16.	Banc of America Investment Services Inc.
4.	ING Financial Partners, Inc. – CAREER	17.	ING Financial Advisers, LLC
5.	Morgan Stanley & Co. Incorporated	18.	Securities America, Inc.
6.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	19.	National Planning Corporation
7.	Wachovia Securities, LLC – Bank	20.	Financial Network Investment Corporation
8.	Chase Investment Services Corporation	21.	Royal Alliance Associates, Inc.
9.	UBS Financial Services, Inc.	22.	Raymond James Financial Services, Inc.
10.	A. G. Edwards & Sons, Inc.	23.	MML Investors Services, Inc.
11.	Wachovia Securities, LLC	24.	Park Avenue Securities, LLC
12.	Woodbury Financial Services Inc.	25.	Securian Financial Services, Inc.
13.	PrimeVest Financial Services, Inc.		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights

We will vote the shares of a fund owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the fund in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account NY-B as a party.

ReliaStar of NY is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or any transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements.

For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Nonqualified or Qualified

The contracts may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code sections 403(b), 408 or 408A.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax deferred annuity contract may only be made by the employer sponsoring the plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Nonqualified Contracts

Contributions.

You may not deduct the amount of your contributions to a nonqualified contract.

Taxation of Gains Prior to Distribution

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the requirements listed below must be satisfied:

Investor Control. Although earnings under nonqualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year in the account value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Income Phase Starting Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

- You have attained age 59½;
- You have become disabled as defined in the Tax Code;
- You (or the annuitant if the contract owner is a non-natural person) have died;
- The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax adviser prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving income phase payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contract our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Taxation of Qualified Contracts

General
The contracts are primarily designed for use with Tax Code section 403(b) plans and as IRAs under Tax Code section 408 and 408A (We refer to all of these as "qualified plans.") The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan, including 403(b) plans and IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from an eligible retirement plan, another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Deferred Annuities. Prior to September 17, 2007, the contracts were available as Tax Code section 403(b) tax-deferred annuities. Existing contracts issued as Tax Code Section 403(b) tax-deferred annuities will continue to be maintained as such under the applicable rules and regulations. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In July 2007, the Treasury Department issued final regulations that are generally effective January 1, 2009. These final regulations may be relied upon prior to that date as long as reliance is on a reasonable and consistent basis. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegates and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that would impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred.

a. You have attained age 59½;
b. You have become disabled, as defined in the Tax Code;
c. You have died and the distribution is to your beneficiary;
d. The distribution amount is rolled over into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Tax Code;
e. You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
f. The distribution is made due to an IRS levy upon your plan;
g. The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
h. The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship or under other exceptions as provided for by the Tax Code or regulations. Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009, and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA, Roth IRA, or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception occurs. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA including the qualified reservist distribution. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Lifetime Required Minimum Distributions (403(b) and IRA only). To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½.

We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Minimum Distribution Relief for 2009. The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution for most employer sponsored defined contribution plans for the 2009 tax year. The relief extends to 403(b) plans and IRAs.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 403(b) Plans, IRAs, and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed to the designated beneficiary by December 31, 2014. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Required Minimum Distribution Relief for 2009. Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

IRAs and Roth IRAs.   The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Death Benefits

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under a minimum guaranteed withdrawal benefit rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under a MGWB rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), or the MGIB rider, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than income phase payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents
Introduction
Description of ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York
Safekeeping of Assets
The Administrator
Independent Registered Public Accounting Firm
Distribution of Contracts
Published Ratings
Accumulation Unit Value
IRA Partial Withdrawal Option
Performance Information
Other Information
Financial Statements of Separate Account NY-B
Financial Statements of ReliaStar Life Insurance Company of New York

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05/01/2009

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APPENDIX A
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account NY-B available under the Contract for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2008, the "Value at beginning of period" shown is the value at first date of investment.

TABLE I
Separate Account Annual Charges of 1.00%

	2008	2007
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during October 2007)		
Value at beginning of period	$11.26	$11.63
Value at end of period	$6.39	$11.26
Number of accumulation units outstanding at end of period	267,450	9,949
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.56	
Value at end of period	$5.67	
Number of accumulation units outstanding at end of period	65,986	
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.53	
Value at end of period	$6.47	
Number of accumulation units outstanding at end of period	33,741	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.58	
Value at end of period	$6.17	
Number of accumulation units outstanding at end of period	15,714	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.02	
Value at end of period	$7.03	
Number of accumulation units outstanding at end of period	10,218	
ING AMERICAN FUNDS BOND PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.88	
Value at end of period	$8.88	
Number of accumulation units outstanding at end of period	137,886	
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.49	
Value at end of period	$6.23	
Number of accumulation units outstanding at end of period	54,024	
ING AMERICAN FUNDS GROWTH PORTFOLIO		
(Funds were first received in this option during October 2007)		
Value at beginning of period	$10.64	$11.25
Value at end of period	$5.87	$10.64
Number of accumulation units outstanding at end of period	178,359	5,918

	2008	2007
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.40	
Value at end of period	$6.60	
Number of accumulation units outstanding at end of period	161,534	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.80	
Value at end of period	$6.05	
Number of accumulation units outstanding at end of period	27,453	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$9.11	
Value at end of period	$6.36	
Number of accumulation units outstanding at end of period	628	
ING DAVIS NEW YORK VENTURE PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.24	
Value at end of period	$6.28	
Number of accumulation units outstanding at end of period	11,242	
ING GLOBAL REAL ESTATE PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$9.96	
Value at end of period	$5.70	
Number of accumulation units outstanding at end of period	87,459	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.19	
Value at end of period	$5.05	
Number of accumulation units outstanding at end of period	78,727	
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$9.94	
Value at end of period	$6.77	
Number of accumulation units outstanding at end of period	6,662	
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$9.93	
Value at end of period	$10.23	
Number of accumulation units outstanding at end of period	6,107	
ING LIQUID ASSETS PORTFOLIO		
(Funds were first received in this option during October 2007)		
Value at beginning of period	$10.14	$10.08
Value at end of period	$10.29	$10.14
Number of accumulation units outstanding at end of period	92,175	6,608
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.31	
Value at end of period	$5.28	
Number of accumulation units outstanding at end of period	56,208	

	2008	**2007**
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during October 2007)		
Value at beginning of period	$10.25	$10.55
Value at end of period	$7.88	$10.25
Number of accumulation units outstanding at end of period	19,119	6,311
ING MFS UTILITIES PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.46	
Value at end of period	$6.35	
Number of accumulation units outstanding at end of period	33,634	
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$10.55	$10.55
Value at end of period	$6.22	$10.55
Number of accumulation units outstanding at end of period	16,688	8,882
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.71	
Value at end of period	$8.82	
Number of accumulation units outstanding at end of period	3,926	
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.81	
Value at end of period	$6.40	
Number of accumulation units outstanding at end of period	2,027	
ING PIMCO CORE BOND PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.94	
Value at end of period	$10.86	
Number of accumulation units outstanding at end of period	20,791	
ING PIMCO HIGH YIELD PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.05	
Value at end of period	$7.98	
Number of accumulation units outstanding at end of period	5,836	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.95	
Value at end of period	$10.49	
Number of accumulation units outstanding at end of period	7,984	
ING PIONEER FUND PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.58	
Value at end of period	$6.71	
Number of accumulation units outstanding at end of period	3,854	
ING PIONEER MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$10.13	$10.25
Value at end of period	$6.71	$10.13
Number of accumulation units outstanding at end of period	49,011	4,578

	2008	**2007**
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.15	
Value at end of period	$6.88	
Number of accumulation units outstanding at end of period	37,523	
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.13	
Value at end of period	$6.62	
Number of accumulation units outstanding at end of period	3,592	
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during June 2008)		
Value at beginning of period	$10.35	
Value at end of period	$6.38	
Number of accumulation units outstanding at end of period	2,141	
ING SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.35	
Value at end of period	$8.53	
Number of accumulation units outstanding at end of period	4,486	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.07	
Value at end of period	$7.23	
Number of accumulation units outstanding at end of period	26,485	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.92	
Value at end of period	$6.07	
Number of accumulation units outstanding at end of period	50,074	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.92	
Value at end of period	$6.52	
Number of accumulation units outstanding at end of period	39,464	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.32	
Value at end of period	$6.16	
Number of accumulation units outstanding at end of period	22,801	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.15	
Value at end of period	$6.25	
Number of accumulation units outstanding at end of period	23,547	
ING THORNBURG VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.73	
Value at end of period	$6.15	
Number of accumulation units outstanding at end of period	2,444	

	2008	2007
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.69	
Value at end of period	$6.00	
Number of accumulation units outstanding at end of period	10,419	
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO		
(Funds were first received in this option during June 2008)		
Value at beginning of period	$9.96	
Value at end of period	$5.36	
Number of accumulation units outstanding at end of period	500	
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$9.14	
Value at end of period	$6.14	
Number of accumulation units outstanding at end of period	279	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.46	
Value at end of period	$7.71	
Number of accumulation units outstanding at end of period	30,607	
ING VP BALANCED PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$9.99	
Value at end of period	$7.40	
Number of accumulation units outstanding at end of period	5,826	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.65	
Value at end of period	$6.57	
Number of accumulation units outstanding at end of period	8,522	
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.45	
Value at end of period	$6.63	
Number of accumulation units outstanding at end of period	7,103	
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$10.81	$11.03
Value at end of period	$6.01	$10.81
Number of accumulation units outstanding at end of period	33,736	8,481
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.16	
Value at end of period	$6.54	
Number of accumulation units outstanding at end of period	20,792	
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.80	
Value at end of period	$6.40	
Number of accumulation units outstanding at end of period	39,605	

	2008	2007
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.03	
Value at end of period	$6.35	
Number of accumulation units outstanding at end of period	25,630	
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$10.24	$10.31
Value at end of period	$9.26	$10.24
Number of accumulation units outstanding at end of period	264,147	9,168
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.00	
Value at end of period	$6.44	
Number of accumulation units outstanding at end of period	37,900	
ING VP MIDCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.84	
Value at end of period	$7.15	
Number of accumulation units outstanding at end of period	40,413	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.36	
Value at end of period	$6.67	
Number of accumulation units outstanding at end of period	18,152	
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.58	
Value at end of period	$6.91	
Number of accumulation units outstanding at end of period	69,652	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$9.82	
Value at end of period	$6.66	
Number of accumulation units outstanding at end of period	4,335	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.66	
Value at end of period	$7.21	
Number of accumulation units outstanding at end of period	1,821	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$9.96	$9.88
Value at end of period	$6.11	$9.96
Number of accumulation units outstanding at end of period	7,412	4,738
PIMCO VIT REAL RETURN PORTFOLIO		
(Funds were first received in this option during June 2008)		
Value at beginning of period	$10.86	
Value at end of period	$9.86	
Number of accumulation units outstanding at end of period	5,411	

	2008	2007
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$9.97	$10.01
Value at end of period	$6.86	$9.97
Number of accumulation units outstanding at end of period	109,251	4,694

TABLE II
Separate Account Annual Charges of 1.20%

	2008	2007
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during November 2007)		
Value at beginning of period	$11.26	$10.83
Value at end of period	$6.37	$11.26
Number of accumulation units outstanding at end of period	234,593	1,534
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.28	
Value at end of period	$5.65	
Number of accumulation units outstanding at end of period	87,200	
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.52	
Value at end of period	$6.45	
Number of accumulation units outstanding at end of period	52,830	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.30	
Value at end of period	$6.15	
Number of accumulation units outstanding at end of period	18,639	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.13	
Value at end of period	$7.01	
Number of accumulation units outstanding at end of period	12,780	
ING AMERICAN FUNDS BOND PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.88	
Value at end of period	$8.87	
Number of accumulation units outstanding at end of period	65,528	
ING AMERICAN FUNDS GROWTH PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$10.12	
Value at end of period	$5.85	
Number of accumulation units outstanding at end of period	78,705	
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO		
(Funds were first received in this option during November 2007)		
Value at beginning of period	$10.17	$9.95
Value at end of period	$6.21	$10.17
Number of accumulation units outstanding at end of period	45,214	836

	2008	2007
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.57	
Value at end of period	$6.58	
Number of accumulation units outstanding at end of period	166,038	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during November 2007)		
Value at beginning of period	$10.40	$10.12
Value at end of period	$6.04	$10.40
Number of accumulation units outstanding at end of period	24,774	411
ING DAVIS NEW YORK VENTURE PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$9.54	
Value at end of period	$6.26	
Number of accumulation units outstanding at end of period	20,146	
ING EVERGREEN OMEGA PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$9.87	
Value at end of period	$7.48	
Number of accumulation units outstanding at end of period	3,031	
ING FOCUS 5 PORTFOLIO		
(Funds were first received in this option during November 2008)		
Value at beginning of period	$6.00	
Value at end of period	$6.41	
Number of accumulation units outstanding at end of period	4,592	
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO		
(Funds were first received in this option during December 2008)		
Value at beginning of period	$6.10	
Value at end of period	$6.72	
Number of accumulation units outstanding at end of period	2,295	
ING GLOBAL REAL ESTATE PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.02	
Value at end of period	$5.69	
Number of accumulation units outstanding at end of period	104,983	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.05	
Value at end of period	$5.04	
Number of accumulation units outstanding at end of period	88,909	
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.61	
Value at end of period	$6.75	
Number of accumulation units outstanding at end of period	17,883	
ING LEGG MASON VALUE PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$7.19	
Value at end of period	$4.32	
Number of accumulation units outstanding at end of period	3,461	

	2008	2007
ING LIQUID ASSETS PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.21	
Value at end of period	$10.26	
Number of accumulation units outstanding at end of period	389	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.04	
Value at end of period	$5.28	
Number of accumulation units outstanding at end of period	74,577	
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.99	
Value at end of period	$7.86	
Number of accumulation units outstanding at end of period	3,332	
ING MFS UTILITIES PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$10.00	
Value at end of period	$6.35	
Number of accumulation units outstanding at end of period	91,383	
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during November 2007)		
Value at beginning of period	$10.54	$10.43
Value at end of period	$6.20	$10.54
Number of accumulation units outstanding at end of period	30,803	398
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$10.43	
Value at end of period	$8.80	
Number of accumulation units outstanding at end of period	6,114	
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$9.48	
Value at end of period	$6.38	
Number of accumulation units outstanding at end of period	1,131	
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.06	
Value at end of period	$6.64	
Number of accumulation units outstanding at end of period	2,071	
ING PIMCO HIGH YIELD PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.20	
Value at end of period	$7.96	
Number of accumulation units outstanding at end of period	8,594	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.76	
Value at end of period	$10.46	
Number of accumulation units outstanding at end of period	2,618	

	2008	**2007**

ING PIONEER MID CAP VALUE PORTFOLIO
(Funds were first received in this option during April 2008)

Value at beginning of period	$9.58	
Value at end of period	$6.69	
Number of accumulation units outstanding at end of period	57,907	

ING SOLUTION 2015 PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$10.01	
Value at end of period	$7.52	
Number of accumulation units outstanding at end of period	3,425	

ING SOLUTION 2025 PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.87	
Value at end of period	$6.86	
Number of accumulation units outstanding at end of period	74,725	

ING SOLUTION 2035 PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.86	
Value at end of period	$6.60	
Number of accumulation units outstanding at end of period	8,049	

ING SOLUTION INCOME PORTFOLIO
(Funds were first received in this option during December 2008)

Value at beginning of period	$7.95	
Value at end of period	$8.51	
Number of accumulation units outstanding at end of period	1,510	

ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.87	
Value at end of period	$6.06	
Number of accumulation units outstanding at end of period	14,718	

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.74	
Value at end of period	$6.50	
Number of accumulation units outstanding at end of period	42,709	

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.61	
Value at end of period	$6.14	
Number of accumulation units outstanding at end of period	51,028	

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Funds were first received in this option during April 2008)

Value at beginning of period	$10.15	
Value at end of period	$6.24	
Number of accumulation units outstanding at end of period	15,268	

ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during May 2008)

Value at beginning of period	$9.81	
Value at end of period	$6.13	
Number of accumulation units outstanding at end of period	9,241	

Condensed Financial Information (continued)

	2008	2007

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.43	
Value at end of period	$5.99	
Number of accumulation units outstanding at end of period	11,413	

ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO
(Funds were first received in this option during November 2008)

Value at beginning of period	$5.36	
Value at end of period	$5.35	
Number of accumulation units outstanding at end of period	1,345	

ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$10.04	
Value at end of period	$7.69	
Number of accumulation units outstanding at end of period	6,066	

ING VP BALANCED PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.99	
Value at end of period	$7.38	
Number of accumulation units outstanding at end of period	4,962	

ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.67	
Value at end of period	$6.55	
Number of accumulation units outstanding at end of period	27,139	

ING VP GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during February 2008)

Value at beginning of period	$9.91	
Value at end of period	$6.61	
Number of accumulation units outstanding at end of period	4,940	

ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.78	
Value at end of period	$6.00	
Number of accumulation units outstanding at end of period	51,130	

ING VP INDEX PLUS LARGECAP PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.58	
Value at end of period	$6.52	
Number of accumulation units outstanding at end of period	48,867	

ING VP INDEX PLUS MIDCAP PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$9.50	
Value at end of period	$6.38	
Number of accumulation units outstanding at end of period	59,589	

ING VP INDEX PLUS SMALLCAP PORTFOLIO
(Funds were first received in this option during January 2008)

Value at beginning of period	$8.86	
Value at end of period	$6.33	
Number of accumulation units outstanding at end of period	53,749	

Condensed Financial Information (continued)

	2008	2007
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during November 2007)		
Value at beginning of period	$10.24	$10.27
Value at end of period	$9.24	$10.24
Number of accumulation units outstanding at end of period	380,582	809
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.36	
Value at end of period	$6.42	
Number of accumulation units outstanding at end of period	61,249	
ING VP MIDCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.55	
Value at end of period	$7.13	
Number of accumulation units outstanding at end of period	78,664	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.60	
Value at end of period	$6.65	
Number of accumulation units outstanding at end of period	30,122	
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.34	
Value at end of period	$6.89	
Number of accumulation units outstanding at end of period	43,678	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.80	
Value at end of period	$6.64	
Number of accumulation units outstanding at end of period	6,739	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$9.33	
Value at end of period	$7.19	
Number of accumulation units outstanding at end of period	1,407	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.96	
Value at end of period	$6.09	
Number of accumulation units outstanding at end of period	4,561	
PIMCO VIT REAL RETURN PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$10.93	
Value at end of period	$9.83	
Number of accumulation units outstanding at end of period	9,063	
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$9.73	
Value at end of period	$6.85	
Number of accumulation units outstanding at end of period	77,346	

THE FUNDS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Balanced Portfolio, Inc.	ING VP Balanced Portfolio, Inc.
ING BlackRock Science and Technology Opportunities Portfolio	ING BlackRock Global Science and Technology Portfolio
ING Clarion Global Real Estate Portfolio	ING Global Real Estate Portfolio
ING Growth and Income Portfolio	ING VP Growth and Income Portfolio
ING Index Plus LargeCap Portfolio	ING VP Index Plus LargeCap Portfolio
ING Index Plus MidCap Portfolio	ING VP Index Plus MidCap Portfolio
ING Index Plus SmallCap Portfolio	ING VP Index Plus SmallCap Portfolio
ING Intermediate Bond Portfolio	ING VP Intermediate Bond Portfolio
ING International Value Portfolio	ING VP International Value Portfolio
ING MidCap Opportunities Portfolio	ING VP MidCap Opportunities Portfolio
ING Opportunistic LargeCap Portfolio	ING Opportunistic LargeCap Value Portfolio
ING PIMCO Total Return Bond Portfolio	ING PIMCO Core Bond Portfolio
ING Small Company Portfolio	ING VP Small Company Portfolio
ING SmallCap Opportunities Portfolio	ING VP SmallCap Opportunities Portfolio
ING Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Conservative Portfolio
ING Strategic Allocation Growth Portfolio	ING VP Strategic Allocation Growth Portfolio
ING Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Moderate Portfolio
ING U.S. Bond Index Portfolio	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio

During the accumulation phase, you may allocate your premium payments and contract value to any of the funds available under this contract, along with any Fixed Interest Allocation that is available. The funds are listed in this appendix. You bear the entire investment risk for amounts you allocate to any fund, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at the address and telephone number listed on the first page of this contract prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP *Contrafund*® Portfolio	Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Investors Trust – ING American Funds Bond Portfolio	ING Investments, LLC **Investment Adviser to the Master Fund:** Capital Research Management Company ("CRMC")	Seeks to maximize your level of current income and preserve your capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust – ING American Funds Growth Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth Fund, a series of American Funds Insurance Series®, a registered open-end investment company.
ING Investors Trust – ING American Funds Growth-Income Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow and provide you with income over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth-Income Fund, a series of American Funds Insurance Series®, a registered open-end investment company.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING American Funds International Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the International Fund, a series of American Funds Insurance Series®, a registered open-end investment company.
ING Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Investors Trust – ING BlackRock Inflation Protected Bond Portfolio	Directed Services LLC **Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximum real return, consistent with preservation of real capital and prudent investment management.
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* Portfolio that seeks high total return, consisting a capital appreciation and current income.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *nondiversified* portfolio that seeks long-term growth of capital.
ING Investors Trust – ING Evergreen Omega Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Investors Trust – ING Focus 5 Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.
ING Investors Trust – ING Franklin Templeton Founding Strategy Portfolio	Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Portfolios, Inc. – ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment (before fees and expenses) results that correspond to the total return of a widely accepted International Index.
ING Variable Products Trust – ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks capital appreciation.
ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *nondiversified* Portfolio that seeks growth from capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Liquid Assets Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity. Inverts in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks.
ING Investors Trust – ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust – ING MFS Utilities Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING Variable Products Trust – ING MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a *diversified* portfolio of common stocks.
ING Investors Trust – ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING PIMCO Total Return Bond Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Investors Trust – ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Investors Trust – ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Variable Portfolios, Inc. – ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust – ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust – ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust – ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Variable Portfolios, Inc. – ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio *WisdomTree^{SM} is a service mark of WisdomTree Investments.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree^{SM} Global High-Yielding Equity Index ("Index"). The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO VIT – Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

FIXED INTEREST DIVISION

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Fixed Interest Division is not available if you have purchased an optional living benefit rider. The Fixed Interest Division is part of the ReliaStar of NY General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account is registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2009. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. Some restrictions may apply. You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLES

1. The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the contract of $30,000. It also assumes a withdrawal after the completion of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x 30%). Therefore, $7,000 ($10,500 – $3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $280 ($7,000 x 4.0%). The amount of the withdrawal paid to you will be $10,220 ($10,500-$280).

This example does not take into account deduction of any premium taxes.

2. The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the contract of $30,000. It also assumes a withdrawal after the completion of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected. Finally, it assumes that your Required Minimum Distribution for the calendar year is $5,000.

In this example, $3,500 (10% of contract value) is normally the maximum free withdrawal amount that you may withdraw without a surrender charge. However, because your Required Minimum Distribution amount for amounts invested under the contract is $5,000, this becomes the maximum amount you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x 30%). Therefore, $5,500 ($10,500 – $5,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $220 ($5,500 x 4.0%). The amount of the withdrawal paid to you will be $10,280 ($10,500-$220).

This example does not take into account deduction of any premium taxes.

EXAMPLES OF MINIMUM GUARANTEED INCOME BENEFIT CALCULATION

Example 1

Age		Contract without MGIB Rider	Contract with MGIB Rider	Contract with MGIB Rider before May 1, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$100,000	$89,188	$89,188
	Contract Annuity Factor	5.51	5.51	5.51
	Monthly Income	$551.00	$491.43	$491.43
	MGIB Rollup	n/a	$179,085	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	n/a	$746.78	$820.30
	Income	$551.00	$746.78	$820.30

Example 2

Age				
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$134,392	$122,065	$122,065
	Contract Annuity Factor	4.71	5.51	5.51
	Monthly Income	$632.98	$672.58	$672.58
	MGIB Rollup	n/a	$179,085	$179,085
	MGIB Ratchet	n/a	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	n/a	$746.78	$746.78
	Income	$632.98	$746.78	$746.78

Example 3

Age				
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$215,892	$200,279	$200,279
	Contract Annuity Factor	4.71	5.51	5.51
	Monthly Income	$1,016.85	$1,103.54	$1,103.54
	MGIB Rollup	n/a	$179,085	$196,715
	MGIB Ratchet	n/a	$200,279	$200,279
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	n/a	$835.16	$835.16
	Income	$1,016.85	$1,103.54	$1,103.54

Example 4

Age		Contract without MGIB Rider	Contract with MGIB Rider	Contract with MGIB Rider before May 1, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$254,233	$237,469	$237,469
	Contract Annuity Factor	4.00	4.00	4.00
	Monthly Income	$1,016.93	$949.87	$949.87
	MGIB Rollup	n/a	$179,085	$179,085
	MGIB Ratchet	n/a	$237,469	$237,469
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	n/a	$990.24	$990.24
	Income	$1,016.93	$990.24	$990.24

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

How the MGIB Rollup and MGIB Ratchet values are determined:

The MGIB Rollup Base is equal to the initial contract value (or initial premium) accumulating at the MGIB Rate of 6% until the MGIB Date (7% for Contracts with the MGIB rider purchased before May 1, 2009). The MGIB Rate is an annual effective rate. The MGIB Rate for any allocations to the designated Special Fund is 0%.

The MGIB Ratchet Base is equal to initial contract value (or initial premium) on the rider date. On each contract anniversary, the MGIB Ratchet Base is set equal to the greater of: 1) the current contract value; and 2) the MGIB Ratchet Base on the prior contract anniversary date.

For example, with a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$106,000 (=$100,000 X (1+6%))	$107,195
57	$114,909	$112,360 (=$106,000 X (1+6%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,449	$196,715 (=$183,846 X (1+6%))	$200,449

For Contracts with the MGIB rider purchased before May 1, 2009, the MGIB Rollup Base and the MGIB Ratchet Base, with a contract accumulation rate of 8% (Example 3), are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$107,000 (=$100,000 X (1+7%))	$107,195
57	$114,909	$114,909 (=$107,000 X (1+7%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,449	$196,715 (=$183,846 X (1+7%))	$200,449

If $50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$103,500 (=$50,000 X (1+6%) + $50,000 X (1+0%))	$107,195
57	$114,909	$107,245 (=$53,500 X (1+6%) + $50,000 X (1+ 0%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$114,923	$186,972
65	$200,449	$148,358 (=$91,923 X (1+6%) + $50,000 X (1+0%))	$200,449

For Contracts with the MGIB rider purchased before May 1, 2009, if $50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$103,500 (=$50,000 X (1+7%) + $50,000 X (1+0%))	$107,195
57	$114,909	$107,245 (=$53,500 X (1+7%) + $50,000 X (1+ 0%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$114,923	$186,972
65	$200,449	$148,358 (=$91,923 X (1+7%) + $50,000 X (1+0%))	$200,449

Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Fund (0%) is less than 30% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Fund. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Fund, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Fund ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($11,000) is less than 30% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,800) is 30% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($16,000).

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges.. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700. Because total gross withdrawals within the contract year prior to this withdrawal ($5,300) had already exceeded the Maximum Annual Withdrawal, the entire gross withdrawal is considered an excess withdrawal.

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000 and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2008 and December 31, 2008, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2009.

On January 1, 2010, the Additional Withdrawal Amount is set equal to the excess of the 2010 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 – $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2009 calendar year carries over into the 2010 calendar year and is available for withdrawal.

Illustration 5: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

If the contract value on the next quarterly contract anniversary has fallen to $100,000, the Reset will not occur and the Maximum Annual Withdrawal would not be recalculated.

Illustration 6: The Reset from Guaranteed Withdrawal Status into Lifetime Guaranteed Withdrawal Status

Assume the first withdrawal is taken in the first contract year when the annuitant is age 56, thus beginning the Withdrawal Phase in Guaranteed Withdrawal Status. Also assume that at the time of the first withdrawal, the LifePay Plus Base is $100,000 before the withdrawal and the Maximum Annual Withdrawal is $5,000 ($100,000 * 5%).

Withdrawals are also taken from the contract in an amount equal to the MAW at the beginning of each of the next three contract years, each withdrawal resulting in a dollar for dollar reduction to the LifePay Plus Base.

After the withdrawal is taken at the beginning of the fourth contract year, the annuitant is now age 59½, the MAW is still $5,000, and the LifePay Plus Base has been reduced to $80,000.

On the quarterly contract anniversary following the date the annuitant reaches age 59½, the rider will enter Lifetime Guaranteed Withdrawal Status and the MAW will be recalculated to equal the appropriate MAW% times the current MGWB Base, or $4,000 ($80,000 * 5%).

Illustration 7: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 – $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 / $50,000) to $4,800 ((1 – 4.00%) * $5,000).

Illustration 8: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

ING LifePay and ING Joint LifePay Minimum Guaranteed Withdrawal Riders

(Available only for contracts issued through January 28, 2008, subject to state approval)

ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the life of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 55 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the date on which the rider becomes effective. Some broker-dealers may not offer the ING LifePay rider or may limit availability of the rider to ages younger than 80, but in no event younger than 55. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division.

   Rider Date. The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the contract is issued, the rider date is also the contract date.

   Charge. The charge for the ING LifePay rider is as follows:

Current Annual Charge	Maximum Annual Charge
0.40% of the contract value	1.20% of contract value

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." The maximum charge we may charge for new riders issued in the future is noted in the column titled, "Maximum Annual Charge." Once issued, the charge for the rider will not change, unless you elect the reset option, at which point we may charge the charge for riders issued at the time of reset, which will be no more than the charge noted in the column "Maximum Annual Charge." The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

The ING LifePay rider may be purchased (i) on the contract date, or (ii) after the contract is issued, provided we are still issuing the ING LifePay rider at that time. If the ING LifePay rider is purchased after the contract date, it will become effective on the next quarterly calendar anniversary after the election to purchase. An election to purchase the ING LifePay rider after the contract date must be received in good order, including compliance with the investment option restrictions described below.

   No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The ING LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the ING LifePay rider automatically terminates if you:

1.) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;

2.) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract; or

3.) Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING LifePay rider is also discussed below.

How the ING LifePay Rider Works. The ING LifePay rider has both phases and statuses. Through the lifetime of the ING LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider, and ends as of the business day before you take your first withdrawal, or before you begin to receive income phase payments. The Growth Phase is subject to the latest date for entering the income phase allowed under your contract. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments" in this prospectus. During the Growth Phase, no benefits under the ING LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued, and continues until certain circumstances occur, as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the contract and the ING LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the rider) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.
3) The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1) the date income phase payments begin (see "The Income Phase" in this prospectus);
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender of the contract; or
5) the death of the owner, (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay rider, the contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65+	5%

Once determined, the Maximum Annual Withdrawal percentage never changes for the contract, except as provided for under spousal continuation. See "Continuation After Death–Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charge is not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event the Maximum Annual Withdrawal is to be subject to a pro-rata reduction, because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Illustration 1 and 2 below for an example of this concept.

Required Minimum Distributions. Withdrawals taken from this contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed an excess withdrawal in that contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.
3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.
4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.
5) The ING LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.
6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal amount. See "ING LifePay Reset Option" below. The Additional Withdrawal Amount in only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustration 3 and Illustration 4, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,

1) Other than as provided under the ING LifePay rider, the contract will provide no further benefits other than as provided in the ING LifePay rider;
2) No further premium payments will be accepted; and
3) Any other riders attached to the contract will terminate, unless otherwise specified in the rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate without value. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the ING LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 5, below.

Investment Option Restrictions. While the ING LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than the Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. See "Fixed Allocation Fund Automatic Rebalancing" below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when we will apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Funds Bond Portfolio, BlackRock Inflation Protected Bond Portfolio, ING Intermediate Bond Portfolio and ING U.S. Bond Index Portfolio are designated as the Fixed Allocation Fund. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Fund Automatic Rebalancing" in this prospectus.

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I" in this prospectus. **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("notice date") of the contract owner (or in the case of joint contract owners, the first owner) or the annuitant if there is a non-natural owner; or

2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse" in this prospectus), this rider will also continue, provided the following conditions are met:

1) The spouse is at least 55 years old on the date the contract is continued; and

2) The spouse becomes the annuitant and sole contract owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and

3) The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase;

2) On the contract anniversary following the date the rider is continued,

   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the spouse's age on that contract anniversary. The Maximum Annual Withdrawal is considered to be zero until this recalculation, so withdrawals pursuant to the rider cannot be utilized. Withdrawals are permitted pursuant to the other provisions of the contract. In other words, withdrawals during this time will not be subject to the guarantees of this rider. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.

   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the notice date, which is the date of receipt of due proof of death, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death–Spouse," in this prospectus, you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in the Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

   Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. Currently, this means the rider is only available with nonqualified or IRA contracts, and is not available with 403(b) contracts. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Designation Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division.

The ING Joint LifePay rider may be purchased (i) on the contract date, or (ii) after the contract is issued, provided we are still issuing the ING Joint LifePay rider at that time. If the ING Joint LifePay rider is purchased after the contract date, it will become effective on the next quarterly calendar anniversary after the election to purchase. An election to purchase the ING Joint LifePay rider after the contract date must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.

   Rider Date. The rider date is the date the ING Joint LifePay rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued.

   No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay rider at your request in order to renew or reset a rider.

Termination. The ING Joint LifePay rider is a "living benefit," which means the guaranteed benefits offered by the rider are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the ING Joint LifePay rider automatically terminates if you:

1.) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;
2.) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract, and subject to the features of the ING Joint LifePay rider described below; or
3.) Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING Joint LifePay rider is also discussed below.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

Charge. The charge for the ING Joint LifePay rider is as follows:

Current Annual Charge	Maximum Annual Charge
0.65% of the contract value	1.50% of contract value

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." The maximum charge we may charge for new riders issued in the future is noted in the column titled, "Maximum Annual Charge." Once issued, the charge for the rider will not change, unless you elect the reset option, at which point we may charge the charge for riders issued at the time of reset, which will be no more than the charge noted in the column "Maximum Annual Charge." The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has both statuses and phases. Through the lifetime of the ING Joint LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider, and ends as of the business day before you take your first withdrawal, or before you begin to receive income phase payments. The Growth Phase is subject to the latest date for entering the income phase allowed under your contract. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments" in this prospectus. During the Growth Phase, no benefits under the ING Joint LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment from the contract, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued, and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the contract and the ING Joint LifePay rider will terminate. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the rider) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the date income phase payments begin (see "The Income Phase" in the prospectus);

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, the contract will provide no further benefits (including death benefits), other than the payments as provided under the ING Joint LifePay rider. If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information on the impact of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65+	5%

Once determined, the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and annual payments equal to the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charge is not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rate reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year, subject to the following:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawal will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.
3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.
4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal. Any unused amount of the Annual Withdrawal Amount does not carry over into the next calendar year.
5) The ING Joint LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.
6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustration 3 and Illustration 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) Other than as provided under the ING Joint LifePay rider, the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;

2) No further premium payments will be accepted; and

3) Any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, when the Maximum Annual Withdrawal as recalculated would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 5.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. The timing of when we will apply these restrictions is discussed further below. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The American Funds Bond Portfolio, BlackRock Inflation Protected Bond Portfolio, the ING Intermediate Bond Portfolio and the ING U.S. Bond Index Portfolio are designated as the Fixed Allocation Funds. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing."

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse.

As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.

ING LIFEPAY AND ING JOINT LIFEPAY PARTIAL WITHDRAWAL AMOUNT EXAMPLES

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000)

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

Out of the last gross withdrawal of $1,500, $500 was within the Maximum Annual Withdrawal while $1,000 was in excess of the Maximum Annual Withdrawal. If the contract value prior to this gross withdrawal was $50,000, then the remaining contract value after withdrawing the amount within the Maximum Annual Withdrawal is $49,500 ($50,000 – $500). This amount is used to determine the reduction to the Maximum Annual Withdrawal. The percent reduction is equal to the adjustment ($1,000) divided by the contract value just prior to the excess withdrawal ($49,500). This percentage is 2.02% ($1,000 / $49,500). The Maximum Annual Withdrawal is reduced by 2.02% to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: An Additional Withdrawal Amount expires at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for the 2008 and 2009 calendar years respectively.

Between July 1, 2008 and December 31, 2008 a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2009 the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2009.

On January 1, 2010 the Additional Withdrawal Amount is set equal to the excess of the 2010 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 – $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2009 calendar year does not carry over to the 2010 calendar year.

Illustration 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

STATEMENT OF ADDITIONAL INFORMATION

ING ROLLOVER CHOICE[SM] –NY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE
ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT NY-B

OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ReliaStar Life Insurance Company of New York Individual Flexible Premium Deferred Combination Fixed and Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2009

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account NY-B.

Description of ReliaStar Life Insurance Company of New York

ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, RLNY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. RLNY's financial statements appear in the Statement of Additional Information. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of RLNY.

As of December 31, 2008, RLNY had approximately $279.8 million in stockholder's equity and approximately $3,275.5 billion in total assets, including approximately $980.2 billion of separate account assets. RLNY, an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

ING also owns Directed Services LLC, the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, LLC, portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively. ING also owns Baring International Investment Limited, another portfolio manager of ING Investors Trust.Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Separate Account NY-B of ReliaStar Life Insurance Company of New York

Separate Account NY-B of RLNY ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of RLNY as a result of the merger of First Golden into RLNY effective April 1, 2002. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Safekeeping of Assets

RLNY acts as its own custodian for Separate Account NY-B.

The Administrator

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and ING USA Annuity and Life Insurance Company ("ING USA") entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into RLNY ("merger date"), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by RLNY on an allocated cost basis. As of the merger date, RLNY was obligated to reimburse these expenses. For the years ended December 31, 2008, 2007 and 2006, RLNY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services LLC entered into a service agreement pursuant to which First Golden and ING USA agreed to provide Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, RLNY will provide its personnel to provide such services. RLNY expects to charge Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by RLNY's employees on behalf of Directed Services LLC. For the year ended December 31, 2008, there were no charges to ING USA and Directed Services LLC for these services.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ReliaStar Life Insurance Company of New York and Separate Account NY-B.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of RLNY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by RLNY. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2008, 2007 and 2006 commissions paid by ING USA, including amounts paid by its affiliated Company, ReliaStar Life Insurance Company of New York, to Directed Services LLC aggregated $17,072,601, $13,679,409 and $10,048,681, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Published Ratings

From time to time, the rating of RLNY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV

Example 1.

1.	AUV, beginning of period	$10.00
2.	Value of securities, beginning of period	$10.00
3.	Change in value of securities	$0.10
4.	Gross investment return (3) divided by (2)	0.01
5.	Less daily mortality and expense charge	0.00004280
6.	Less asset based administrative charge	0.00000411
7.	Net investment return (4) minus (5) minus (6)	0.009953092
8.	Net investment factor (1.000000) plus (7)	1.009953092
9.	AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)

Example 2.

1.	Initial premium payment	$ 1,000
2.	AUV on effective date of purchase (see Example 1)	$ 10.00
3.	Number of units purchased (1) divided by (2)	100
4.	AUV for valuation date following purchase (see Example 1)	$10.09953092
5.	Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

RLNY notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when RLNY receives the completed election form. RLNY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5, 10 year periods, or lesser periods depending on how long Separate Account NY-B, has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some of all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher that the "yield" because of the compounding effect of earnings. We calculate quotations of yield or the remaining subaccounts on all investment income per accumulation unit earned during a given 3-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. **You should be aware that there is no guarantee that the Liquid Assets subaccount will have a positive or legal return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on ranking of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of Separate Account NY-B

The audited financial statements of ReliaStar Life Insurance Company of New York Separate Account NY-B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York Separate Account NY-B
  Statements of Assets and Liabilities as of December 31, 2008
  Statements of Operations for the year ended December 31, 2008
  Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
  Notes to Financial Statements

Financial Statements of ReliaStar Life Insurance Company of New York

The audited financial statements of ReliaStar Life Insurance Company of New York are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York
  Balance Sheets as of December 31, 2008 and 2007
  Statements of Operations for the years ended December 31, 2008, 2007and 2006
  Statements of Changes in Capital and Surplus for the years ended December 31, 2008, 2007and 2006
  Statements of Cash Flows for the years ended December 31, 2008, 2007and 2006
  Notes to Financial Statements

FINANCIAL STATEMENTS

ReliaStar Life Insurance Company of New York

Separate Account NY-B

Year ended December 31, 2008

with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING EquitiesPlus Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Technology Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING LifeStyle Moderate Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Service Class
  ING Multi-Manager International Small Cap Portfolio - Class S
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Growth Portfolio - Class S
  ING VP Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology Portfolio -
    Class S
  ING International Index Portfolio - Class S
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
    Class S

ING Variable Portfolios, Inc. (continued):
  ING Opportunistic Large Cap Growth Portfolio - Class S
  ING Opportunistic Large Cap Value Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio -
    Class S
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class S
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap Opportunity
    Portfolio
  Legg Mason Partners Variable Investors Portfolio
  Legg Mason Partners Variable Lifestyle Allocation 50%
  Legg Mason Partners Variable Lifestyle Allocation 70%
  Legg Mason Partners Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by

management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Assets					
Investments in mutual funds at fair value	$ 135	$ 5,770	$ 832	$ 4,368	$ 21,123
Total assets	135	5,770	832	4,368	21,123
Liabilities					
Payable to related parties	-	-	-	-	2
Total liabilities	-	-	-	-	2
Net assets	$ 135	$ 5,770	$ 832	$ 4,368	$ 21,121
Total number of mutual fund shares	26,964	510,622	73,537	335,967	1,395,192
Cost of mutual fund shares	$ 265	$ 6,522	$ 1,336	$ 8,003	$ 36,488

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds at fair value	$ 559	$ 2,620	$ 1,874	$ 10,589	$ 34,499
Total assets	559	2,620	1,874	10,589	34,499
Liabilities					
Payable to related parties	-	-	-	1	3
Total liabilities	-	-	-	1	3
Net assets	$ 559	$ 2,620	$ 1,874	$ 10,588	$ 34,496
Total number of mutual fund shares	52,991	354,504	258,104	1,173,995	946,221
Cost of mutual fund shares	$ 728	$ 4,813	$ 2,171	$ 11,196	$ 56,870

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 21,903	$ 20,503	$ 1,680	$ 389	$ 4,254
Total assets	21,903	20,503	1,680	389	4,254
Liabilities					
Payable to related parties	2	2	-	-	-
Total liabilities	2	2	-	-	-
Net assets	$ 21,901	$ 20,501	$ 1,680	$ 389	$ 4,254
Total number of mutual fund shares	841,764	1,465,542	252,699	45,298	496,382
Cost of mutual fund shares	$ 33,776	$ 32,067	$ 2,678	$ 614	$ 5,448

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 199	$ 6,500	$ 1,275	$ 9,081	$ 4,784
Total assets	199	6,500	1,275	9,081	4,784
Liabilities					
Payable to related parties	-	1	-	1	-
Total liabilities	-	1	-	1	-
Net assets	$ 199	$ 6,499	$ 1,275	$ 9,080	$ 4,784
Total number of mutual fund shares	24,480	760,248	220,596	1,191,798	834,870
Cost of mutual fund shares	$ 291	$ 10,433	$ 1,987	$ 13,009	$ 7,194

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10,007	$ 4,297	$ 9,788	$ 149	$ 6,992
Total assets	10,007	4,297	9,788	149	6,992
Liabilities					
Payable to related parties	1	-	1	-	1
Total liabilities	1	-	1	-	1
Net assets	$ 10,006	$ 4,297	$ 9,787	$ 149	$ 6,991
Total number of mutual fund shares	1,606,300	606,109	751,152	43,200	895,226
Cost of mutual fund shares	$ 14,246	$ 6,899	$ 16,943	$ 348	$ 13,081

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 11,277	$ 3,770	$ 1,060	$ 11,783	$ 2,910
Total assets	11,277	3,770	1,060	11,783	2,910
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 11,276	$ 3,770	$ 1,060	$ 11,783	$ 2,910
Total number of mutual fund shares	938,977	448,867	177,224	1,262,961	858,340
Cost of mutual fund shares	$ 18,553	$ 6,072	$ 1,943	$ 20,321	$ 7,176

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 19,397	$ 59,446	$ 67,289	$ 35,460	$ 432
Total assets	19,397	59,446	67,289	35,460	432
Liabilities					
Payable to related parties	3	7	5	2	-
Total liabilities	3	7	5	2	-
Net assets	$ 19,394	$ 59,439	$ 67,284	$ 35,458	$ 432
Total number of mutual fund shares	2,701,483	7,477,443	8,126,693	4,024,967	41,906
Cost of mutual fund shares	$ 34,939	$ 92,878	$ 96,306	$ 46,103	$ 472

The accompanying notes are an integral part of these financial statements.

10

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 52,265	$ 257	$ 5,775	$ 5,285	$ 9,142
Total assets	52,265	257	5,775	5,285	9,142
Liabilities					
Payable to related parties	3	-	1	-	1
Total liabilities	3	-	1	-	1
Net assets	$ 52,262	$ 257	$ 5,774	$ 5,285	$ 9,141
Total number of mutual fund shares	52,265,287	39,172	513,825	689,980	768,220
Cost of mutual fund shares	$ 52,265	$ 447	$ 8,252	$ 9,580	$ 13,057

The accompanying notes are an integral part of these financial statements.

11

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 7,193	$ 174	$ 5,281	$ 32,264	$ 4,816
Total assets	7,193	174	5,281	32,264	4,816
Liabilities					
Payable to related parties	-	-	1	2	1
Total liabilities	-	-	1	2	1
Net assets	$ 7,193	$ 174	$ 5,280	$ 32,262	$ 4,815
Total number of mutual fund shares	756,402	32,300	433,960	2,810,483	686,002
Cost of mutual fund shares	$ 11,070	$ 244	$ 8,340	$ 31,998	$ 6,769

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 205	$ 6,262	$ 19,963	$ 7,214	$ 4,943
Total assets	205	6,262	19,963	7,214	4,943
Liabilities					
Payable to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 205	$ 6,262	$ 19,961	$ 7,214	$ 4,943
Total number of mutual fund shares	25,889	826,065	1,294,648	852,759	600,565
Cost of mutual fund shares	$ 321	$ 9,391	$ 30,082	$ 11,724	$ 8,630

The accompanying notes are an integral part of these financial statements.

13

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 535	$ 3,102	$ 1,874	$ 3,392	$ 1,851
Total assets	535	3,102	1,874	3,392	1,851
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 535	$ 3,102	$ 1,874	$ 3,392	$ 1,851
Total number of mutual fund shares	77,889	284,880	118,705	240,942	359,496
Cost of mutual fund shares	$ 961	$ 4,305	$ 2,915	$ 7,619	$ 3,841

The accompanying notes are an integral part of these financial statements.

14

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 211	$ 212	$ 161	$ 5,999	$ 2,836
Total assets	211	212	161	5,999	2,836
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 211	$ 212	$ 161	$ 5,999	$ 2,836
Total number of mutual fund shares	33,755	45,307	21,992	541,435	415,882
Cost of mutual fund shares	$ 358	$ 423	$ 217	$ 9,196	$ 4,066

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 7,944	$ 1,294	$ 1,152	$ 386	$ 151
Total assets	7,944	1,294	1,152	386	151
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 7,943	$ 1,294	$ 1,152	$ 386	$ 151
Total number of mutual fund shares	652,231	139,309	39,914	70,406	16,623
Cost of mutual fund shares	$ 11,403	$ 1,804	$ 1,867	$ 763	$ 213

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,874	$ 88	$ 111	$ 26	$ 771
Total assets	6,874	88	111	26	771
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 6,873	$ 88	$ 111	$ 26	$ 771
Total number of mutual fund shares	778,507	9,870	10,094	2,954	94,573
Cost of mutual fund shares	$ 11,751	$ 103	$ 114	$ 28	$ 998

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 77	$ 14	$ 51	$ 393	$ 1,084
Total assets	77	14	51	393	1,084
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 77	$ 14	$ 51	$ 393	$ 1,084
Total number of mutual fund shares	9,589	1,720	5,455	86,785	33,402
Cost of mutual fund shares	$ 120	$ 23	$ 59	$ 666	$ 1,615

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,062	$ 1	$ 72	$ 510	$ 3,365
Total assets	6,062	1	72	510	3,365
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 6,061	$ 1	$ 72	$ 510	$ 3,365
Total number of mutual fund shares	771,309	70	3,538	82,954	472,549
Cost of mutual fund shares	$ 9,811	$ 2	$ 89	$ 770	$ 5,657

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,087	$ 74	$ 23	$ 1,110	$ 755
Total assets	2,087	74	23	1,110	755
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 2,087	$ 74	$ 23	$ 1,109	$ 755
Total number of mutual fund shares	81,575	8,189	2,566	73,429	50,358
Cost of mutual fund shares	$ 2,776	$ 98	$ 33	$ 1,801	$ 1,033

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Assets					
Investments in mutual funds at fair value	$ 2,317	$ 2,625	$ 3,070	$ 1,384	$ 2,673
Total assets	2,317	2,625	3,070	1,384	2,673
Liabilities					
Payable to related parties	1	1	-	-	-
Total liabilities	1	1	-	-	-
Net assets	$ 2,316	$ 2,624	$ 3,070	$ 1,384	$ 2,673
Total number of mutual fund shares	244,105	312,097	388,582	169,758	333,693
Cost of mutual fund shares	$ 2,425	$ 3,073	$ 3,766	$ 1,659	$ 3,210

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING GET U.S. Core Portfolio - Series 12	
Assets										
Investments in mutual funds at fair value	$	380	$	234	$	923	$	250	$	56
Total assets		380		234		923		250		56
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	380	$	234	$	923	$	250	$	56
Total number of mutual fund shares		47,732		29,457		110,902		30,329		7,016
Cost of mutual fund shares	$	455	$	284	$	1,083	$	297	$	69

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class S	ING International Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 711	$ 9,665	$ 1,982	$ 580	$ 2,336
Total assets	711	9,665	1,982	580	2,336
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 711	$ 9,664	$ 1,982	$ 580	$ 2,336
Total number of mutual fund shares	71,051	923,950	609,844	90,467	231,289
Cost of mutual fund shares	$ 705	$ 9,428	$ 2,880	$ 757	$ 2,291

The accompanying notes are an integral part of these financial statements.

23

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 20	$ 114	$ 574	$ 507	$ 834
Total assets	20	114	574	507	834
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 20	$ 114	$ 574	$ 507	$ 834
Total number of mutual fund shares	2,930	13,248	79,705	76,530	107,831
Cost of mutual fund shares	$ 30	$ 175	$ 787	$ 701	$ 1,129

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,275	$ 4,942	$ 4,383	$ 1,169	$ 3,600
Total assets	3,275	4,942	4,383	1,169	3,600
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 3,275	$ 4,941	$ 4,383	$ 1,169	$ 3,600
Total number of mutual fund shares	316,749	503,289	470,806	100,972	602,052
Cost of mutual fund shares	$ 5,140	$ 8,613	$ 7,469	$ 1,501	$ 5,167

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 637	$ 3,061	$ 631	$ 176	$ 15,659
Total assets	637	3,061	631	176	15,659
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 637	$ 3,061	$ 631	$ 176	$ 15,658
Total number of mutual fund shares	91,962	486,700	52,375	19,314	1,422,208
Cost of mutual fund shares	$ 992	$ 4,324	$ 924	$ 245	$ 17,952

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Legg Mason Partners Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable Investors Portfolio	Legg Mason Partners Variable Lifestyle Allocation 50%	Legg Mason Partners Variable Lifestyle Allocation 70%	Legg Mason Partners Variable Lifestyle Allocation 85%
Assets					
Investments in mutual funds at fair value	$ 100	$ 278	$ 1,250	$ 462	$ 224
Total assets	100	278	1,250	462	224
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 100	$ 278	$ 1,250	$ 462	$ 224
Total number of mutual fund shares	20,376	27,393	150,973	62,407	27,280
Cost of mutual fund shares	$ 246	$ 471	$ 1,667	$ 553	$ 331

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II
Assets					
Investments in mutual funds at fair value	$ 116	$ 105	$ 73	$ 142	$ 1,279
Total assets	116	105	73	142	1,279
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 116	$ 105	$ 73	$ 142	$ 1,279
Total number of mutual fund shares	29,609	104,968	6,932	12,651	83,832
Cost of mutual fund shares	$ 188	$ 105	$ 112	$ 158	$ 1,611

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets				
Investments in mutual funds at fair value	$ 84	$ 57	$ 62	$ 181
Total assets	84	57	62	181
Liabilities				
Payable to related parties	-	-	-	-
Total liabilities	-	-	-	-
Net assets	$ 84	$ 57	$ 62	$ 181
Total number of mutual fund shares	12,434	3,036	3,786	16,671
Cost of mutual fund shares	$ 185	$ 88	$ 105	$ 332

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 155	$ 5	$ 144	$ 236
Total investment income	2	155	5	144	236
Expenses:					
Mortality, expense risk and other charges	4	30	19	88	339
Annual administrative charges	-	1	-	1	3
Contingent deferred sales charges	-	-	-	4	5
Other contract charges	1	12	8	25	115
Total expenses	5	43	27	118	462
Net investment income (loss)	(3)	112	(22)	26	(226)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	(32)	(52)	(151)	(444)
Capital gains distributions	35	29	145	6	492
Total realized gain (loss) on investments and capital gains distributions	26	(3)	93	(145)	48
Net unrealized appreciation (depreciation) of investments	(137)	(752)	(460)	(3,082)	(12,838)
Net realized and unrealized gain (loss) on investments	(111)	(755)	(367)	(3,227)	(12,790)
Net increase (decrease) in net assets resulting from operations	$ (114)	$ (643)	$ (389)	$ (3,201)	$ (13,016)

The accompanying notes are an integral part of these financial statements.

30

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ -	$ 344
Total investment income	2	-	-	-	344
Expenses:					
Mortality, expense risk and other charges	3	47	10	76	660
Annual administrative charges	-	1	-	1	5
Contingent deferred sales charges	-	1	-	1	38
Other contract charges	1	18	3	30	282
Total expenses	4	67	13	108	985
Net investment income (loss)	(2)	(67)	(13)	(108)	(641)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(336)	(7)	(93)	(166)
Capital gains distributions	11	652	-	-	3,240
Total realized gain (loss) on investments and capital gains distributions	10	316	(7)	(93)	3,074
Net unrealized appreciation (depreciation) of investments	(169)	(2,139)	(297)	(607)	(27,123)
Net realized and unrealized gain (loss) on investments	(159)	(1,823)	(304)	(700)	(24,049)
Net increase (decrease) in net assets resulting from operations	$ (161)	$ (1,890)	$ (317)	$ (808)	$ (24,690)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 387	$ 479	$ -	$ 2	$ 15
Total investment income	387	479	-	2	15
Expenses:					
Mortality, expense risk and other charges	411	399	25	8	10
Annual administrative charges	4	4	-	-	-
Contingent deferred sales charges	11	13	1	-	-
Other contract charges	176	165	11	4	3
Total expenses	602	581	37	12	13
Net investment income (loss)	(215)	(102)	(37)	(10)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(122)	81	(82)	(6)	(421)
Capital gains distributions	1,067	1,546	227	27	171
Total realized gain (loss) on investments and capital gains distributions	945	1,627	145	21	(250)
Net unrealized appreciation (depreciation) of investments	(13,665)	(15,875)	(1,017)	(246)	70
Net realized and unrealized gain (loss) on investments	(12,720)	(14,248)	(872)	(225)	(180)
Net increase (decrease) in net assets resulting from operations	$ (12,935)	$ (14,350)	$ (909)	$ (235)	$ (178)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING EquitiesPlus Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Focus 5 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 7	$ -	$ 64	$ 29
Total investment income	14	7	-	64	29
Expenses:					
Mortality, expense risk and other charges	1	62	3	132	20
Annual administrative charges	-	-	-	1	-
Contingent deferred sales charges	-	-	-	1	-
Other contract charges	-	26	1	46	7
Total expenses	1	88	4	180	27
Net investment income (loss)	13	(81)	(4)	(116)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(54)	(27)	(5)	(157)	(43)
Capital gains distributions	12	242	30	645	-
Total realized gain (loss) on investments and capital gains distributions	(42)	215	25	488	(43)
Net unrealized appreciation (depreciation) of investments	3	(1,550)	(94)	(4,554)	(713)
Net realized and unrealized gain (loss) on investments	(39)	(1,335)	(69)	(4,066)	(756)
Net increase (decrease) in net assets resulting from operations	$ (26)	$ (1,416)	$ (73)	$ (4,182)	$ (754)

The accompanying notes are an integral part of these financial statements.

33

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 325	$ 210	$ 11	$ -	$ 191
Total investment income	325	210	11	-	191
Expenses:					
Mortality, expense risk and other charges	162	79	150	68	171
Annual administrative charges	1	1	1	-	1
Contingent deferred sales charges	6	2	1	-	1
Other contract charges	66	30	56	29	69
Total expenses	235	112	208	97	242
Net investment income (loss)	90	98	(197)	(97)	(51)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(170)	(190)	(239)	(136)	(197)
Capital gains distributions	81	7	2	-	1,952
Total realized gain (loss) on investments and capital gains distributions	(89)	(183)	(237)	(136)	1,755
Net unrealized appreciation (depreciation) of investments	(3,822)	(2,412)	(4,153)	(2,224)	(8,073)
Net realized and unrealized gain (loss) on investments	(3,911)	(2,595)	(4,390)	(2,360)	(6,318)
Net increase (decrease) in net assets resulting from operations	$ (3,821)	$ (2,497)	$ (4,587)	$ (2,457)	$ (6,369)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Global Technology Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 52	$ 346	$ 24
Total investment income	-	3	52	346	24
Expenses:					
Mortality, expense risk and other charges	6	3	128	216	83
Annual administrative charges	-	-	1	2	1
Contingent deferred sales charges	-	-	-	3	4
Other contract charges	2	-	46	97	39
Total expenses	8	3	175	318	127
Net investment income (loss)	(8)	-	(123)	28	(103)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(173)	(1)	(452)	166	(184)
Capital gains distributions	135	76	1,218	853	486
Total realized gain (loss) on investments and capital gains distributions	(38)	75	766	1,019	302
Net unrealized appreciation (depreciation) of investments	(11)	(239)	(6,453)	(10,767)	(2,068)
Net realized and unrealized gain (loss) on investments	(49)	(164)	(5,687)	(9,748)	(1,766)
Net increase (decrease) in net assets resulting from operations	$ (57)	$ (164)	$ (5,810)	$ (9,720)	$ (1,869)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 47	$ -	$ 1	$ 438	$ 1,188
Total investment income	47	-	1	438	1,188
Expenses:					
Mortality, expense risk and other charges	22	237	77	387	1,073
Annual administrative charges	-	1	-	6	11
Contingent deferred sales charges	-	14	1	11	11
Other contract charges	7	102	34	194	475
Total expenses	29	354	112	598	1,570
Net investment income (loss)	18	(354)	(111)	(160)	(382)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(49)	(145)	(783)	(286)	(725)
Capital gains distributions	179	1,665	1,217	2,658	4,114
Total realized gain (loss) on investments and capital gains distributions	130	1,520	434	2,372	3,389
Net unrealized appreciation (depreciation) of investments	(891)	(10,053)	(4,177)	(16,162)	(35,712)
Net realized and unrealized gain (loss) on investments	(761)	(8,533)	(3,743)	(13,790)	(32,323)
Net increase (decrease) in net assets resulting from operations	$ (743)	$ (8,887)	$ (3,854)	$ (13,950)	$ (32,705)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,463	$ 629	$ 30	$ 846	$ 9
Total investment income	1,463	629	30	846	9
Expenses:					
Mortality, expense risk and other charges	1,087	533	7	628	6
Annual administrative charges	8	4	-	9	-
Contingent deferred sales charges	14	15	-	424	-
Other contract charges	431	174	-	133	2
Total expenses	1,540	726	7	1,194	8
Net investment income (loss)	(77)	(97)	23	(348)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(572)	(147)	(5)	-	(26)
Capital gains distributions	3,564	1,126	3	-	54
Total realized gain (loss) on investments and capital gains distributions	2,992	979	(2)	-	28
Net unrealized appreciation (depreciation) of investments	(31,906)	(11,587)	(28)	-	(203)
Net realized and unrealized gain (loss) on investments	(28,914)	(10,608)	(30)	-	(175)
Net increase (decrease) in net assets resulting from operations	$ (28,991)	$ (10,705)	$ (7)	$ (348)	$ (174)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 42	$ 72	$ 645	$ 306	$ -
Total investment income	42	72	645	306	-
Expenses:					
Mortality, expense risk and other charges	116	98	164	118	11
Annual administrative charges	1	1	3	1	-
Contingent deferred sales charges	-	1	3	2	-
Other contract charges	33	39	45	49	2
Total expenses	150	139	215	170	13
Net investment income (loss)	(108)	(67)	430	136	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(745)	43	(325)	292	(484)
Capital gains distributions	-	747	1,013	924	-
Total realized gain (loss) on investments and capital gains distributions	(745)	790	688	1,216	(484)
Net unrealized appreciation (depreciation) of investments	(3,117)	(5,217)	(3,914)	(5,193)	219
Net realized and unrealized gain (loss) on investments	(3,862)	(4,427)	(3,226)	(3,977)	(265)
Net increase (decrease) in net assets resulting from operations	$ (3,970)	$ (4,494)	$ (2,796)	$ (3,841)	$ (278)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 195	$ 699	$ 536	$ 8
Total investment income	-	195	699	536	8
Expenses:					
Mortality, expense risk and other charges	1	118	360	102	4
Annual administrative charges	-	1	3	1	-
Contingent deferred sales charges	-	4	4	2	-
Other contract charges	-	40	120	38	1
Total expenses	1	163	487	143	5
Net investment income (loss)	(1)	32	212	393	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(53)	242	(319)	(6)
Capital gains distributions	-	-	181	2	12
Total realized gain (loss) on investments and capital gains distributions	(1)	(53)	423	(317)	6
Net unrealized appreciation (depreciation) of investments	(70)	(3,512)	(227)	(1,785)	(124)
Net realized and unrealized gain (loss) on investments	(71)	(3,565)	196	(2,102)	(118)
Net increase (decrease) in net assets resulting from operations	$ (72)	$ (3,533)	$ 408	$ (1,709)	$ (115)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 119	$ 959	$ 398	$ 70	$ 17
Total investment income	119	959	398	70	17
Expenses:					
Mortality, expense risk and other charges	96	304	149	110	3
Annual administrative charges	1	3	1	1	-
Contingent deferred sales charges	1	6	2	3	-
Other contract charges	43	139	59	43	-
Total expenses	141	452	211	157	3
Net investment income (loss)	(22)	507	187	(87)	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(163)	(617)	(254)	(175)	(100)
Capital gains distributions	405	1,968	770	292	70
Total realized gain (loss) on investments and capital gains distributions	242	1,351	516	117	(30)
Net unrealized appreciation (depreciation) of investments	(3,273)	(9,342)	(4,876)	(3,559)	(18)
Net realized and unrealized gain (loss) on investments	(3,031)	(7,991)	(4,360)	(3,442)	(48)
Net increase (decrease) in net assets resulting from operations	$ (3,053)	$ (7,484)	$ (4,173)	$ (3,529)	$ (34)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 98	$ 92	$ 2	$ 64
Total investment income	-	98	92	2	64
Expenses:					
Mortality, expense risk and other charges	9	78	33	3	84
Annual administrative charges	-	1	1	-	1
Contingent deferred sales charges	-	1	-	-	2
Other contract charges	3	30	9	-	37
Total expenses	12	110	43	3	124
Net investment income (loss)	(12)	(12)	49	(1)	(60)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	(550)	27	(30)	(632)
Capital gains distributions	23	386	200	21	966
Total realized gain (loss) on investments and capital gains distributions	12	(164)	227	(9)	334
Net unrealized appreciation (depreciation) of investments	(489)	(1,463)	(1,156)	(24)	(2,637)
Net realized and unrealized gain (loss) on investments	(477)	(1,627)	(929)	(33)	(2,303)
Net increase (decrease) in net assets resulting from operations	$ (489)	$ (1,639)	$ (880)	$ (34)	$ (2,363)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 146	$ 47	$ 3	$ 34	$ 1
Total investment income	146	47	3	34	1
Expenses:					
Mortality, expense risk and other charges	30	18	4	2	1
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	16	6	2	1	1
Total expenses	46	24	6	3	2
Net investment income (loss)	100	23	(3)	31	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(51)	(164)	(15)	(2)	-
Capital gains distributions	691	-	42	95	20
Total realized gain (loss) on investments and capital gains distributions	640	(164)	27	93	20
Net unrealized appreciation (depreciation) of investments	(2,057)	(66)	(142)	(211)	(56)
Net realized and unrealized gain (loss) on investments	(1,417)	(230)	(115)	(118)	(36)
Net increase (decrease) in net assets resulting from operations	$ (1,317)	$ (207)	$ (118)	$ (87)	$ (37)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 58	$ 160	$ 30
Total investment income	-	3	58	160	30
Expenses:					
Mortality, expense risk and other charges	99	46	116	25	15
Annual administrative charges	-	-	1	-	-
Contingent deferred sales charges	1	-	-	-	-
Other contract charges	47	21	49	7	3
Total expenses	147	67	166	32	18
Net investment income (loss)	(147)	(64)	(108)	128	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(36)	(13)	(35)	(3,079)	(27)
Capital gains distributions	231	29	84	3,006	112
Total realized gain (loss) on investments and capital gains distributions	195	16	49	(73)	85
Net unrealized appreciation (depreciation) of investments	(3,662)	(1,255)	(3,593)	(215)	(583)
Net realized and unrealized gain (loss) on investments	(3,467)	(1,239)	(3,544)	(288)	(498)
Net increase (decrease) in net assets resulting from operations	$ (3,614)	$ (1,303)	$ (3,652)	$ (160)	$ (486)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 5
Total investment income	-	-	-	-	5
Expenses:					
Mortality, expense risk and other charges	27	10	1	-	3
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	10	3	1	-	-
Total expenses	37	13	2	-	3
Net investment income (loss)	(37)	(13)	(2)	-	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(11)	(18)	(4)	-
Capital gains distributions	-	-	-	1	17
Total realized gain (loss) on investments and capital gains distributions	(4)	(11)	(18)	(3)	17
Net unrealized appreciation (depreciation) of investments	(753)	(402)	15	-	(127)
Net realized and unrealized gain (loss) on investments	(757)	(413)	(3)	(3)	(110)
Net increase (decrease) in net assets resulting from operations	$ (794)	$ (426)	$ (5)	$ (3)	$ (108)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 206	$ 1	$ 2	$ -	$ 9
Total investment income	206	1	2	-	9
Expenses:					
Mortality, expense risk and other charges	142	-	-	-	4
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	6	-	-	-	-
Other contract charges	54	-	-	-	1
Total expenses	203	-	-	-	5
Net investment income (loss)	3	1	2	-	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(110)	-	-	-	(1)
Capital gains distributions	786	-	1	-	20
Total realized gain (loss) on investments and capital gains distributions	676	-	1	-	19
Net unrealized appreciation (depreciation) of investments	(5,403)	(15)	(3)	(2)	(227)
Net realized and unrealized gain (loss) on investments	(4,727)	(15)	(2)	(2)	(208)
Net increase (decrease) in net assets resulting from operations	$ (4,724)	$ (14)	$ -	$ (2)	$ (204)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 1	$ -	$ 11
Total investment income	1	-	1	-	11
Expenses:					
Mortality, expense risk and other charges	1	-	-	3	10
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	1	5
Total expenses	1	-	-	4	15
Net investment income (loss)	-	-	1	(4)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(1)	(48)
Capital gains distributions	3	1	1	61	73
Total realized gain (loss) on investments and capital gains distributions	3	1	1	60	25
Net unrealized appreciation (depreciation) of investments	(43)	(9)	(8)	(273)	(532)
Net realized and unrealized gain (loss) on investments	(40)	(8)	(7)	(213)	(507)
Net increase (decrease) in net assets resulting from operations	$ (40)	$ (8)	$ (6)	$ (217)	$ (511)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 174	$ -	$ -	$ 13	$ -
Total investment income	174	-	-	13	-
Expenses:					
Mortality, expense risk and other charges	110	-	-	9	-
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	3	-	-	-	-
Other contract charges	33	-	-	4	-
Total expenses	147	-	-	13	-
Net investment income (loss)	27	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(430)	-	-	1	(5)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(430)	-	-	1	(5)
Net unrealized appreciation (depreciation) of investments	(3,838)	(1)	(17)	(336)	1
Net realized and unrealized gain (loss) on investments	(4,268)	(1)	(17)	(335)	(4)
Net increase (decrease) in net assets resulting from operations	$ (4,241)	$ (1)	$ (17)	$ (335)	$ (4)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 178	$ 121	$ -	$ -	$ 23
Total investment income	178	121	-	-	23
Expenses:					
Mortality, expense risk and other charges	72	31	-	-	22
Annual administrative charges	1	-	-	-	2
Contingent deferred sales charges	3	-	-	-	-
Other contract charges	25	8	-	-	-
Total expenses	101	39	-	-	24
Net investment income (loss)	77	82	-	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(163)	(118)	-	-	(40)
Capital gains distributions	278	130	2	2	-
Total realized gain (loss) on investments and capital gains distributions	115	12	2	2	(40)
Net unrealized appreciation (depreciation) of investments	(2,200)	(692)	(24)	(10)	(693)
Net realized and unrealized gain (loss) on investments	(2,085)	(680)	(22)	(8)	(733)
Net increase (decrease) in net assets resulting from operations	$ (2,008)	$ (598)	$ (22)	$ (8)	$ (734)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net investment income (loss)					
Income:					
Dividends	$ 15	$ 111	$ 241	$ 53	$ 82
Total investment income	15	111	241	53	82
Expenses:					
Mortality, expense risk and other charges	4	41	94	52	57
Annual administrative charges	-	-	1	1	1
Contingent deferred sales charges	-	-	3	3	1
Other contract charges	1	-	-	-	-
Total expenses	5	41	98	56	59
Net investment income (loss)	10	70	143	(3)	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(22)	(395)	(666)	2	(29)
Capital gains distributions	-	274	346	123	371
Total realized gain (loss) on investments and capital gains distributions	(22)	(121)	(320)	125	342
Net unrealized appreciation (depreciation) of investments	(278)	(110)	(180)	(268)	(594)
Net realized and unrealized gain (loss) on investments	(300)	(231)	(500)	(143)	(252)
Net increase (decrease) in net assets resulting from operations	$ (290)	$ (161)	$ (357)	$ (146)	$ (229)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 51	$ 28	$ 59	$ 12	$ 5
Total investment income	51	28	59	12	5
Expenses:					
Mortality, expense risk and other charges	67	32	62	13	5
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	-	4	-	5	-
Other contract charges	-	-	-	-	-
Total expenses	68	36	62	18	5
Net investment income (loss)	(17)	(8)	(3)	(6)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(44)	(12)	(62)	(62)	(1)
Capital gains distributions	594	238	570	115	49
Total realized gain (loss) on investments and capital gains distributions	550	226	508	53	48
Net unrealized appreciation (depreciation) of investments	(868)	(350)	(726)	(112)	(67)
Net realized and unrealized gain (loss) on investments	(318)	(124)	(218)	(59)	(19)
Net increase (decrease) in net assets resulting from operations	$ (335)	$ (132)	$ (221)	$ (65)	$ (19)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 24	$ 6	$ 1	$ 8	$ 181
Total investment income	24	6	1	8	181
Expenses:					
Mortality, expense risk and other charges	18	5	1	15	226
Annual administrative charges	-	-	-	-	2
Contingent deferred sales charges	-	-	-	-	1
Other contract charges	-	-	-	-	-
Total expenses	18	5	1	15	229
Net investment income (loss)	6	1	-	(7)	(48)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(1)	-	11	15
Capital gains distributions	171	46	13	24	52
Total realized gain (loss) on investments and capital gains distributions	167	45	13	35	67
Net unrealized appreciation (depreciation) of investments	(230)	(50)	(18)	(20)	25
Net realized and unrealized gain (loss) on investments	(63)	(5)	(5)	15	92
Net increase (decrease) in net assets resulting from operations	$ (57)	$ (4)	$ (5)	$ 8	$ 44

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Global Equity Dividend Portfolio	ING BlackRock Global Science and Technology Portfolio - Class S	ING International Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ 10	$ 31	$ -
Total investment income	4	-	10	31	-
Expenses:					
Mortality, expense risk and other charges	1	23	3	12	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	9	-	5	-
Total expenses	1	32	3	17	-
Net investment income (loss)	3	(32)	7	14	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(37)	(26)	(18)	2	-
Capital gains distributions	43	-	-	4	-
Total realized gain (loss) on investments and capital gains distributions	6	(26)	(18)	6	-
Net unrealized appreciation (depreciation) of investments	(21)	(898)	(177)	45	(10)
Net realized and unrealized gain (loss) on investments	(15)	(924)	(195)	51	(10)
Net increase (decrease) in net assets resulting from operations	$ (12)	$ (956)	$ (188)	$ 65	$ (10)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 6	$ 6	$ 7	$ 82
Total investment income	2	6	6	7	82
Expenses:					
Mortality, expense risk and other charges	2	4	3	6	67
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	-	-	-	-	1
Other contract charges	-	2	1	2	29
Total expenses	2	6	4	8	98
Net investment income (loss)	-	-	2	(1)	(16)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(9)	(4)	(4)	(2)
Capital gains distributions	20	-	-	-	317
Total realized gain (loss) on investments and capital gains distributions	20	(9)	(4)	(4)	315
Net unrealized appreciation (depreciation) of investments	(83)	(213)	(194)	(295)	(2,384)
Net realized and unrealized gain (loss) on investments	(63)	(222)	(198)	(299)	(2,069)
Net increase (decrease) in net assets resulting from operations	$ (63)	$ (222)	$ (196)	$ (300)	$ (2,085)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	ING VP Financial Services Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 70	$ 35	$ 1	$ 111	$ 20
Total investment income	70	35	1	111	20
Expenses:					
Mortality, expense risk and other charges	102	92	7	45	16
Annual administrative charges	1	1	-	-	-
Contingent deferred sales charges	4	1	-	1	1
Other contract charges	44	40	3	14	7
Total expenses	151	134	10	60	24
Net investment income (loss)	(81)	(99)	(9)	51	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(171)	(228)	(25)	(104)	(577)
Capital gains distributions	835	371	19	-	86
Total realized gain (loss) on investments and capital gains distributions	664	143	(6)	(104)	(491)
Net unrealized appreciation (depreciation) of investments	(3,610)	(2,390)	(332)	(1,567)	201
Net realized and unrealized gain (loss) on investments	(2,946)	(2,247)	(338)	(1,671)	(290)
Net increase (decrease) in net assets resulting from operations	$ (3,027)	$ (2,346)	$ (347)	$ (1,620)	$ (294)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ 5	$ -	$ 6
Total investment income	14	-	5	-	6
Expenses:					
Mortality, expense risk and other charges	5	28	2	9	3
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	2	9	1	4	-
Total expenses	7	38	3	13	3
Net investment income (loss)	7	(38)	2	(13)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	5	(62)	(1)	(15)
Capital gains distributions	66	-	64	97	18
Total realized gain (loss) on investments and capital gains distributions	63	5	2	96	3
Net unrealized appreciation (depreciation) of investments	(355)	(1,283)	-	(390)	(78)
Net realized and unrealized gain (loss) on investments	(292)	(1,278)	2	(294)	(75)
Net increase (decrease) in net assets resulting from operations	$ (285)	$ (1,316)	$ 4	$ (307)	$ (72)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable Investors Portfolio	Legg Mason Partners Variable Lifestyle Allocation 50%	Legg Mason Partners Variable Lifestyle Allocation 70%
Net investment income (loss)					
Income:					
Dividends	$ 895	$ 3	$ 5	$ 57	$ 15
Total investment income	895	3	5	57	15
Expenses:					
Mortality, expense risk and other charges	221	2	6	22	9
Annual administrative charges	1	-	-	1	1
Contingent deferred sales charges	3	-	-	-	-
Other contract charges	87	-	-	-	-
Total expenses	312	2	6	23	10
Net investment income (loss)	583	1	(1)	34	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(649)	(50)	(30)	(12)	(54)
Capital gains distributions	384	-	11	56	1
Total realized gain (loss) on investments and capital gains distributions	(265)	(50)	(19)	44	(53)
Net unrealized appreciation (depreciation) of investments	(2,263)	(39)	(159)	(586)	(208)
Net realized and unrealized gain (loss) on investments	(2,528)	(89)	(178)	(542)	(261)
Net increase (decrease) in net assets resulting from operations	$ (1,945)	$ (88)	$ (179)	$ (508)	$ (256)

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Legg Mason Partners Variable Lifestyle Allocation 85%	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 18	$ 3	$ -	$ 2
Total investment income	5	18	3	-	2
Expenses:					
Mortality, expense risk and other charges	4	2	2	1	1
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Total expenses	5	2	2	1	1
Net investment income (loss)	-	16	1	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(19)	(3)	-	-	-
Capital gains distributions	2	-	-	4	-
Total realized gain (loss) on investments and capital gains distributions	(17)	(3)	-	4	-
Net unrealized appreciation (depreciation) of investments	(133)	(65)	-	(39)	(16)
Net realized and unrealized gain (loss) on investments	(150)	(68)	-	(35)	(16)
Net increase (decrease) in net assets resulting from operations	$ (150)	$ (52)	$ 1	$ (36)	$ (15)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ -	$ 2	$ 15
Total investment income	18	-	-	2	15
Expenses:					
Mortality, expense risk and other charges	6	2	2	2	5
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	2	-	-	-	1
Total expenses	8	2	2	2	6
Net investment income (loss)	10	(2)	(2)	-	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(21)	-	(1)	(12)
Capital gains distributions	22	21	1	15	-
Total realized gain (loss) on investments and capital gains distributions	20	-	1	14	(12)
Net unrealized appreciation (depreciation) of investments	(332)	(58)	(38)	(69)	(113)
Net realized and unrealized gain (loss) on investments	(312)	(58)	(37)	(55)	(125)
Net increase (decrease) in net assets resulting from operations	$ (302)	$ (60)	$ (39)	$ (55)	$ (116)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ProFund VP Small-Cap
Net investment income (loss)	
Income:	
Dividends	$ 1
Total investment income	1
Expenses:	
Mortality, expense risk and other charges	3
Annual administrative charges	-
Contingent deferred sales charges	-
Other contract charges	1
Total expenses	4
Net investment income (loss)	(3)
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	(89)
Capital gains distributions	30
Total realized gain (loss) on investments and capital gains distributions	(59)
Net unrealized appreciation (depreciation) of investments	39
Net realized and unrealized gain (loss) on investments	(20)
Net increase (decrease) in net assets resulting from operations	$ (23)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2007	$ 386	$ -	$ 1,397	$ 5,024
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	(26)	(12)
Total realized gain (loss) on investments and capital gains distributions	32	-	160	742
Net unrealized appreciation (depreciation) of investments	(36)	-	(197)	(781)
Net increase (decrease) in net assets from operations	(6)	-	(63)	(51)
Changes from principal transactions:				
Premiums	-	-	-	1,785
Death benefits	-	-	-	(123)
Surrenders and withdrawals	(85)	-	5	(174)
Transfers between Divisions (including fixed account), net	-	-	-	11
Increase (decrease) in net assets derived from principal transactions	(85)	-	5	1,499
Total increase (decrease) in net assets	(91)	-	(58)	1,448
Net assets at December 31, 2007	295	-	1,339	6,472
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	112	(22)	26
Total realized gain (loss) on investments and capital gains distributions	26	(3)	93	(145)
Net unrealized appreciation (depreciation) of investments	(137)	(752)	(460)	(3,082)
Net increase (decrease) in net assets from operations	(114)	(643)	(389)	(3,201)
Changes from principal transactions:				
Premiums	2	4,346	-	1,430
Death benefits	-	-	(2)	(5)
Surrenders and withdrawals	(48)	1,874	(116)	(332)
Transfers between Divisions (including fixed account), net	-	193	-	4
Increase (decrease) in net assets derived from principal transactions	(46)	6,413	(118)	1,097
Total increase (decrease) in net assets	(160)	5,770	(507)	(2,104)
Net assets at December 31, 2008	$ 135	$ 5,770	$ 832	$ 4,368

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Asset Allocation Portfolio
Net assets at January 1, 2007	$ 12,705	$ -	$ 2,388	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(173)	-	(54)	-
Total realized gain (loss) on investments and capital gains distributions	5,256	-	244	-
Net unrealized appreciation (depreciation) of investments	(2,899)	-	9	-
Net increase (decrease) in net assets from operations	2,184	-	199	-
Changes from principal transactions:				
Premiums	6,080	-	1,097	-
Death benefits	(3)	-	7	-
Surrenders and withdrawals	(1,041)	-	(319)	-
Transfers between Divisions (including fixed account), net	50	-	21	-
Increase (decrease) in net assets derived from principal transactions	5,086	-	806	-
Total increase (decrease) in net assets	7,270	-	1,005	-
Net assets at December 31, 2007	19,975	-	3,393	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(226)	(2)	(67)	(13)
Total realized gain (loss) on investments and capital gains distributions	48	10	316	(7)
Net unrealized appreciation (depreciation) of investments	(12,838)	(169)	(2,139)	(297)
Net increase (decrease) in net assets from operations	(13,016)	(161)	(1,890)	(317)
Changes from principal transactions:				
Premiums	14,613	668	1,076	2,068
Death benefits	(130)	-	(3)	-
Surrenders and withdrawals	(384)	52	33	123
Transfers between Divisions (including fixed account), net	63	-	11	-
Increase (decrease) in net assets derived from principal transactions	14,162	720	1,117	2,191
Total increase (decrease) in net assets	1,146	559	(773)	1,874
Net assets at December 31, 2008	$ 21,121	$ 559	$ 2,620	$ 1,874

The accompanying notes are an integral part of these financial statements.

61

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2007	$ -	$ 25,908	$ 19,830	$ 12,769
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(641)	(282)	(233)
Total realized gain (loss) on investments and capital gains distributions	-	1,030	1,054	691
Net unrealized appreciation (depreciation) of investments	-	2,202	(404)	2,294
Net increase (decrease) in net assets from operations	-	2,591	368	2,752
Changes from principal transactions:				
Premiums	-	15,291	8,998	9,165
Death benefits	-	(28)	(68)	(24)
Surrenders and withdrawals	-	(1,281)	(2,257)	443
Transfers between Divisions (including fixed account), net	-	132	153	36
Increase (decrease) in net assets derived from principal transactions	-	14,114	6,826	9,620
Total increase (decrease) in net assets	-	16,705	7,194	12,372
Net assets at December 31, 2007	-	42,613	27,024	25,141
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(108)	(641)	(215)	(102)
Total realized gain (loss) on investments and capital gains distributions	(93)	3,074	945	1,627
Net unrealized appreciation (depreciation) of investments	(607)	(27,123)	(13,665)	(15,875)
Net increase (decrease) in net assets from operations	(808)	(24,690)	(12,935)	(14,350)
Changes from principal transactions:				
Premiums	8,264	15,890	9,375	12,314
Death benefits	(35)	(116)	(251)	(213)
Surrenders and withdrawals	3,139	661	(1,399)	(2,497)
Transfers between Divisions (including fixed account), net	28	138	87	106
Increase (decrease) in net assets derived from principal transactions	11,396	16,573	7,812	9,710
Total increase (decrease) in net assets	10,588	(8,117)	(5,123)	(4,640)
Net assets at December 31, 2008	$ 10,588	$ 34,496	$ 21,901	$ 20,501

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING EquitiesPlus Portfolio - Service Class
Net assets at January 1, 2007	$ 522	$ 410	$ 832	$ 165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(11)	(13)	3
Total realized gain (loss) on investments and capital gains distributions	24	27	114	13
Net unrealized appreciation (depreciation) of investments	2	(6)	(144)	(15)
Net increase (decrease) in net assets from operations	10	10	(43)	1
Changes from principal transactions:				
Premiums	705	232	386	79
Death benefits	(17)	-	-	-
Surrenders and withdrawals	(30)	-	55	(51)
Transfers between Divisions (including fixed account), net	3	2	3	-
Increase (decrease) in net assets derived from principal transactions	661	234	444	28
Total increase (decrease) in net assets	671	244	401	29
Net assets at December 31, 2007	1,193	654	1,233	194
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(10)	2	13
Total realized gain (loss) on investments and capital gains distributions	145	21	(250)	(42)
Net unrealized appreciation (depreciation) of investments	(1,017)	(246)	70	3
Net increase (decrease) in net assets from operations	(909)	(235)	(178)	(26)
Changes from principal transactions:				
Premiums	1,205	-	53	-
Death benefits	-	(2)	-	-
Surrenders and withdrawals	173	(28)	(1,109)	(168)
Transfers between Divisions (including fixed account), net	18	-	1	-
Increase (decrease) in net assets derived from principal transactions	1,396	(30)	(1,055)	(168)
Total increase (decrease) in net assets	487	(265)	(1,233)	(194)
Net assets at December 31, 2008	$ 1,680	$ 389	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Focus 5 Portfolio - Service Class
Net assets at January 1, 2007	$ 2,896	$ 82	$ 5,132	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	(2)	(151)	1
Total realized gain (loss) on investments and capital gains distributions	194	12	409	2
Net unrealized appreciation (depreciation) of investments	64	(1)	553	1
Net increase (decrease) in net assets from operations	200	9	811	4
Changes from principal transactions:				
Premiums	1,025	78	2,605	475
Death benefits	8	7	(12)	-
Surrenders and withdrawals	(317)	(19)	242	(20)
Transfers between Divisions (including fixed account), net	7	-	62	-
Increase (decrease) in net assets derived from principal transactions	723	66	2,897	455
Total increase (decrease) in net assets	923	75	3,708	459
Net assets at December 31, 2007	3,819	157	8,840	459
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	(4)	(116)	2
Total realized gain (loss) on investments and capital gains distributions	215	25	488	(43)
Net unrealized appreciation (depreciation) of investments	(1,550)	(94)	(4,554)	(713)
Net increase (decrease) in net assets from operations	(1,416)	(73)	(4,182)	(754)
Changes from principal transactions:				
Premiums	1,354	143	2,043	1,567
Death benefits	(25)	(12)	(5)	(11)
Surrenders and withdrawals	480	(16)	(239)	14
Transfers between Divisions (including fixed account), net	42	-	42	-
Increase (decrease) in net assets derived from principal transactions	1,851	115	1,841	1,570
Total increase (decrease) in net assets	435	42	(2,341)	816
Net assets at December 31, 2008	$ 4,254	$ 199	$ 6,499	$ 1,275

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
Net assets at January 1, 2007	$ 2,809	$ -	$ -	$ 2,017
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	(33)	(31)	30
Total realized gain (loss) on investments and capital gains distributions	153	(2)	(1)	294
Net unrealized appreciation (depreciation) of investments	(250)	2	(86)	(669)
Net increase (decrease) in net assets from operations	(161)	(33)	(118)	(345)
Changes from principal transactions:				
Premiums	6,295	1,893	4,640	2,244
Death benefits	-	-	-	-
Surrenders and withdrawals	436	2,764	1,131	(360)
Transfers between Divisions (including fixed account), net	151	31	68	-
Increase (decrease) in net assets derived from principal transactions	6,882	4,688	5,839	1,884
Total increase (decrease) in net assets	6,721	4,655	5,721	1,539
Net assets at December 31, 2007	9,530	4,655	5,721	3,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	98	(197)	(97)
Total realized gain (loss) on investments and capital gains distributions	(89)	(183)	(237)	(136)
Net unrealized appreciation (depreciation) of investments	(3,822)	(2,412)	(4,153)	(2,224)
Net increase (decrease) in net assets from operations	(3,821)	(2,497)	(4,587)	(2,457)
Changes from principal transactions:				
Premiums	4,209	2,155	8,806	2,500
Death benefits	(228)	(36)	(19)	(34)
Surrenders and withdrawals	(649)	459	(118)	701
Transfers between Divisions (including fixed account), net	39	48	203	31
Increase (decrease) in net assets derived from principal transactions	3,371	2,626	8,872	3,198
Total increase (decrease) in net assets	(450)	129	4,285	741
Net assets at December 31, 2008	$ 9,080	$ 4,784	$ 10,006	$ 4,297

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Technology Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net assets at January 1, 2007	$ 3,098	$ 161	$ 268	$ 756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(97)	(9)	(1)	(81)
Total realized gain (loss) on investments and capital gains distributions	543	14	54	207
Net unrealized appreciation (depreciation) of investments	840	11	(8)	271
Net increase (decrease) in net assets from operations	1,286	16	45	397
Changes from principal transactions:				
Premiums	2,855	746	-	2,703
Death benefits	-	38	-	(7)
Surrenders and withdrawals	240	128	(1)	3,644
Transfers between Divisions (including fixed account), net	15	-	-	3
Increase (decrease) in net assets derived from principal transactions	3,110	912	(1)	6,343
Total increase (decrease) in net assets	4,396	928	44	6,740
Net assets at December 31, 2007	7,494	1,089	312	7,496
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	(8)	-	(123)
Total realized gain (loss) on investments and capital gains distributions	1,755	(38)	75	766
Net unrealized appreciation (depreciation) of investments	(8,073)	(11)	(239)	(6,453)
Net increase (decrease) in net assets from operations	(6,369)	(57)	(164)	(5,810)
Changes from principal transactions:				
Premiums	5,243	451	-	3,621
Death benefits	(21)	-	-	(144)
Surrenders and withdrawals	3,217	(1,488)	1	1,639
Transfers between Divisions (including fixed account), net	223	5	-	189
Increase (decrease) in net assets derived from principal transactions	8,662	(1,032)	1	5,305
Total increase (decrease) in net assets	2,293	(1,089)	(163)	(505)
Net assets at December 31, 2008	$ 9,787	$ -	$ 149	$ 6,991

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net assets at January 1, 2007	$ 5,655	$ 5,978	$ 1,677	$ 6,379
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(107)	(140)	(12)	(217)
Total realized gain (loss) on investments and capital gains distributions	499	568	192	987
Net unrealized appreciation (depreciation) of investments	2,474	(688)	(236)	504
Net increase (decrease) in net assets from operations	2,866	(260)	(56)	1,274
Changes from principal transactions:				
Premiums	5,488	2,154	373	4,190
Death benefits	(23)	(9)	(33)	9
Surrenders and withdrawals	46	(1,475)	(222)	3,294
Transfers between Divisions (including fixed account), net	16	7	-	39
Increase (decrease) in net assets derived from principal transactions	5,527	677	118	7,532
Total increase (decrease) in net assets	8,393	417	62	8,806
Net assets at December 31, 2007	14,048	6,395	1,739	15,185
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	(103)	18	(354)
Total realized gain (loss) on investments and capital gains distributions	1,019	302	130	1,520
Net unrealized appreciation (depreciation) of investments	(10,767)	(2,068)	(891)	(10,053)
Net increase (decrease) in net assets from operations	(9,720)	(1,869)	(743)	(8,887)
Changes from principal transactions:				
Premiums	6,258	435	214	5,212
Death benefits	(40)	(8)	(15)	(29)
Surrenders and withdrawals	717	(1,189)	(135)	300
Transfers between Divisions (including fixed account), net	13	6	-	2
Increase (decrease) in net assets derived from principal transactions	6,948	(756)	64	5,485
Total increase (decrease) in net assets	(2,772)	(2,625)	(679)	(3,402)
Net assets at December 31, 2008	$ 11,276	$ 3,770	$ 1,060	$ 11,783

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 6,449	$ 17,434	$ 34,973	$ 37,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(148)	(349)	(588)	(419)
Total realized gain (loss) on investments and capital gains distributions	188	1,437	1,616	1,471
Net unrealized appreciation (depreciation) of investments	(659)	(1,203)	(882)	(197)
Net increase (decrease) in net assets from operations	(619)	(115)	146	855
Changes from principal transactions:				
Premiums	1,666	12,995	25,048	22,259
Death benefits	(7)	-	-	-
Surrenders and withdrawals	(276)	(2,427)	(990)	(760)
Transfers between Divisions (including fixed account), net	7	97	146	440
Increase (decrease) in net assets derived from principal transactions	1,390	10,665	24,204	21,939
Total increase (decrease) in net assets	771	10,550	24,350	22,794
Net assets at December 31, 2007	7,220	27,984	59,323	60,549
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(111)	(160)	(382)	(77)
Total realized gain (loss) on investments and capital gains distributions	434	2,372	3,389	2,992
Net unrealized appreciation (depreciation) of investments	(4,177)	(16,162)	(35,712)	(31,906)
Net increase (decrease) in net assets from operations	(3,854)	(13,950)	(32,705)	(28,991)
Changes from principal transactions:				
Premiums	318	6,820	34,499	37,176
Death benefits	(17)	-	(594)	(225)
Surrenders and withdrawals	(766)	(1,520)	(1,534)	(1,948)
Transfers between Divisions (including fixed account), net	9	60	450	723
Increase (decrease) in net assets derived from principal transactions	(456)	5,360	32,821	35,726
Total increase (decrease) in net assets	(4,310)	(8,590)	116	6,735
Net assets at December 31, 2008	$ 2,910	$ 19,394	$ 59,439	$ 67,284

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net assets at January 1, 2007	$ 14,586	$ 754	$ 7,050	$ 459
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(141)	2	183	(1)
Total realized gain (loss) on investments and capital gains distributions	672	(19)	-	27
Net unrealized appreciation (depreciation) of investments	(112)	41	-	(14)
Net increase (decrease) in net assets from operations	419	24	183	12
Changes from principal transactions:				
Premiums	13,885	8	18,124	48
Death benefits	(445)	-	(244)	-
Surrenders and withdrawals	(77)	(273)	745	(37)
Transfers between Divisions (including fixed account), net	326	-	118	-
Increase (decrease) in net assets derived from principal transactions	13,689	(265)	18,743	11
Total increase (decrease) in net assets	14,108	(241)	18,926	23
Net assets at December 31, 2007	28,694	513	25,976	482
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(97)	23	(348)	1
Total realized gain (loss) on investments and capital gains distributions	979	(2)	-	28
Net unrealized appreciation (depreciation) of investments	(11,587)	(28)	-	(203)
Net increase (decrease) in net assets from operations	(10,705)	(7)	(348)	(174)
Changes from principal transactions:				
Premiums	17,280	-	35,796	2
Death benefits	(300)	-	(93)	(10)
Surrenders and withdrawals	348	(74)	(9,099)	(43)
Transfers between Divisions (including fixed account), net	141	-	30	-
Increase (decrease) in net assets derived from principal transactions	17,469	(74)	26,634	(51)
Total increase (decrease) in net assets	6,764	(81)	26,286	(225)
Net assets at December 31, 2008	$ 35,458	$ 432	$ 52,262	$ 257

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2007	$ 7,184	$ 3,417	$ 10,544	$ 3,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(139)	(47)	91	(67)
Total realized gain (loss) on investments and capital gains distributions	(566)	495	790	416
Net unrealized appreciation (depreciation) of investments	1,580	222	(683)	770
Net increase (decrease) in net assets from operations	875	670	198	1,119
Changes from principal transactions:				
Premiums	1,093	1,371	2,147	2,488
Death benefits	(9)	9	(122)	-
Surrenders and withdrawals	(626)	(30)	(1,282)	(28)
Transfers between Divisions (including fixed account), net	1	16	8	51
Increase (decrease) in net assets derived from principal transactions	459	1,366	751	2,511
Total increase (decrease) in net assets	1,334	2,036	949	3,630
Net assets at December 31, 2007	8,518	5,453	11,493	7,122
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(108)	(67)	430	136
Total realized gain (loss) on investments and capital gains distributions	(745)	790	688	1,216
Net unrealized appreciation (depreciation) of investments	(3,117)	(5,217)	(3,914)	(5,193)
Net increase (decrease) in net assets from operations	(3,970)	(4,494)	(2,796)	(3,841)
Changes from principal transactions:				
Premiums	1,589	2,938	2,449	3,984
Death benefits	(107)	(98)	(314)	(50)
Surrenders and withdrawals	(256)	1,470	(1,703)	(22)
Transfers between Divisions (including fixed account), net	-	16	12	-
Increase (decrease) in net assets derived from principal transactions	1,226	4,326	444	3,912
Total increase (decrease) in net assets	(2,744)	(168)	(2,352)	71
Net assets at December 31, 2008	$ 5,774	$ 5,285	$ 9,141	$ 7,193

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Mid Cap Growth Portfolio - Service Class	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO Core Bond Portfolio - Service Class
Net assets at January 1, 2007	$ 3,036	$ -	$ 5,444	$ 6,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	-	(68)	93
Total realized gain (loss) on investments and capital gains distributions	(98)	-	(141)	(11)
Net unrealized appreciation (depreciation) of investments	142	-	229	430
Net increase (decrease) in net assets from operations	(11)	-	20	512
Changes from principal transactions:				
Premiums	79	-	2,029	3,535
Death benefits	(9)	-	(74)	-
Surrenders and withdrawals	(174)	-	738	(1,044)
Transfers between Divisions (including fixed account), net	-	-	13	40
Increase (decrease) in net assets derived from principal transactions	(104)	-	2,706	2,531
Total increase (decrease) in net assets	(115)	-	2,726	3,043
Net assets at December 31, 2007	2,921	-	8,170	9,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(1)	32	212
Total realized gain (loss) on investments and capital gains distributions	(484)	(1)	(53)	423
Net unrealized appreciation (depreciation) of investments	219	(70)	(3,512)	(227)
Net increase (decrease) in net assets from operations	(278)	(72)	(3,533)	408
Changes from principal transactions:				
Premiums	-	159	1,431	18,190
Death benefits	(52)	-	(42)	(73)
Surrenders and withdrawals	(2,591)	39	(774)	4,140
Transfers between Divisions (including fixed account), net	-	48	28	29
Increase (decrease) in net assets derived from principal transactions	(2,643)	246	643	22,286
Total increase (decrease) in net assets	(2,921)	174	(2,890)	22,694
Net assets at December 31, 2008	$ -	$ 174	$ 5,280	$ 32,262

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2007	$ 4,331	$ 130	$ 3,836	$ 10,170
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	237	(2)	(77)	(30)
Total realized gain (loss) on investments and capital gains distributions	17	6	318	1,589
Net unrealized appreciation (depreciation) of investments	(218)	(3)	(191)	(1,413)
Net increase (decrease) in net assets from operations	36	1	50	146
Changes from principal transactions:				
Premiums	2,353	112	1,782	7,975
Death benefits	(40)	-	-	-
Surrenders and withdrawals	(170)	19	(150)	154
Transfers between Divisions (including fixed account), net	11	8	45	41
Increase (decrease) in net assets derived from principal transactions	2,154	139	1,677	8,170
Total increase (decrease) in net assets	2,190	140	1,727	8,316
Net assets at December 31, 2007	6,521	270	5,563	18,486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	393	3	(22)	507
Total realized gain (loss) on investments and capital gains distributions	(317)	6	242	1,351
Net unrealized appreciation (depreciation) of investments	(1,785)	(124)	(3,273)	(9,342)
Net increase (decrease) in net assets from operations	(1,709)	(115)	(3,053)	(7,484)
Changes from principal transactions:				
Premiums	983	45	1,637	8,209
Death benefits	(43)	-	(28)	(51)
Surrenders and withdrawals	(941)	(10)	2,130	797
Transfers between Divisions (including fixed account), net	4	15	13	4
Increase (decrease) in net assets derived from principal transactions	3	50	3,752	8,959
Total increase (decrease) in net assets	(1,706)	(65)	699	1,475
Net assets at December 31, 2008	$ 4,815	$ 205	$ 6,262	$ 19,961

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 7,183	$ 3,771	$ 639	$ 414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(72)	(60)	1	(8)
Total realized gain (loss) on investments and capital gains distributions	456	401	58	24
Net unrealized appreciation (depreciation) of investments	(405)	(448)	(58)	50
Net increase (decrease) in net assets from operations	(21)	(107)	1	66
Changes from principal transactions:				
Premiums	1,713	3,701	-	25
Death benefits	(241)	-	-	(2)
Surrenders and withdrawals	1,693	1,524	(38)	(120)
Transfers between Divisions (including fixed account), net	13	14	-	-
Increase (decrease) in net assets derived from principal transactions	3,178	5,239	(38)	(97)
Total increase (decrease) in net assets	3,157	5,132	(37)	(31)
Net assets at December 31, 2007	10,340	8,903	602	383
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	187	(87)	14	(12)
Total realized gain (loss) on investments and capital gains distributions	516	117	(30)	12
Net unrealized appreciation (depreciation) of investments	(4,876)	(3,559)	(18)	(489)
Net increase (decrease) in net assets from operations	(4,173)	(3,529)	(34)	(489)
Changes from principal transactions:				
Premiums	3,086	1,016	-	156
Death benefits	(35)	(62)	-	-
Surrenders and withdrawals	(2,029)	(1,396)	(568)	485
Transfers between Divisions (including fixed account), net	25	11	-	-
Increase (decrease) in net assets derived from principal transactions	1,047	(431)	(568)	641
Total increase (decrease) in net assets	(3,126)	(3,960)	(602)	152
Net assets at December 31, 2008	$ 7,214	$ 4,943	$ -	$ 535

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
Net assets at January 1, 2007	$ 1,567	$ 2,443	$ 611	$ 4,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(67)	(7)	(10)	(64)
Total realized gain (loss) on investments and capital gains distributions	103	249	8	721
Net unrealized appreciation (depreciation) of investments	149	(226)	15	(2,311)
Net increase (decrease) in net assets from operations	185	16	13	(1,654)
Changes from principal transactions:				
Premiums	2,306	516	68	3,600
Death benefits	(3)	(30)	(30)	(19)
Surrenders and withdrawals	910	(367)	(28)	(482)
Transfers between Divisions (including fixed account), net	35	5	-	4
Increase (decrease) in net assets derived from principal transactions	3,248	124	10	3,103
Total increase (decrease) in net assets	3,433	140	23	1,449
Net assets at December 31, 2007	5,000	2,583	634	6,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	49	(1)	(60)
Total realized gain (loss) on investments and capital gains distributions	(164)	227	(9)	334
Net unrealized appreciation (depreciation) of investments	(1,463)	(1,156)	(24)	(2,637)
Net increase (decrease) in net assets from operations	(1,639)	(880)	(34)	(2,363)
Changes from principal transactions:				
Premiums	1,131	385	18	225
Death benefits	(19)	-	-	(36)
Surrenders and withdrawals	(1,371)	(214)	(618)	(852)
Transfers between Divisions (including fixed account), net	-	-	-	3
Increase (decrease) in net assets derived from principal transactions	(259)	171	(600)	(660)
Total increase (decrease) in net assets	(1,898)	(709)	(634)	(3,023)
Net assets at December 31, 2008	$ 3,102	$ 1,874	$ -	$ 3,392

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class
Net assets at January 1, 2007	$ 412	$ 2,279	$ 338	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(18)	(8)	-
Total realized gain (loss) on investments and capital gains distributions	42	29	7	-
Net unrealized appreciation (depreciation) of investments	26	(142)	(22)	-
Net increase (decrease) in net assets from operations	33	(131)	(23)	-
Changes from principal transactions:				
Premiums	1,880	358	106	-
Death benefits	-	(9)	-	-
Surrenders and withdrawals	44	(191)	(63)	-
Transfers between Divisions (including fixed account), net	30	-	1	-
Increase (decrease) in net assets derived from principal transactions	1,954	158	44	-
Total increase (decrease) in net assets	1,987	27	21	-
Net assets at December 31, 2007	2,399	2,306	359	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	23	(3)	31
Total realized gain (loss) on investments and capital gains distributions	640	(164)	27	93
Net unrealized appreciation (depreciation) of investments	(2,057)	(66)	(142)	(211)
Net increase (decrease) in net assets from operations	(1,317)	(207)	(118)	(87)
Changes from principal transactions:				
Premiums	862	1	-	297
Death benefits	(13)	(92)	-	-
Surrenders and withdrawals	(95)	(2,008)	(30)	2
Transfers between Divisions (including fixed account), net	15	-	-	-
Increase (decrease) in net assets derived from principal transactions	769	(2,099)	(30)	299
Total increase (decrease) in net assets	(548)	(2,306)	(148)	212
Net assets at December 31, 2008	$ 1,851	$ -	$ 211	$ 212

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 4,008	$ 865	$ 2,440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(112)	(33)	(77)
Total realized gain (loss) on investments and capital gains distributions	-	128	16	39
Net unrealized appreciation (depreciation) of investments	-	122	(28)	35
Net increase (decrease) in net assets from operations	-	138	(45)	(3)
Changes from principal transactions:				
Premiums	-	2,556	1,452	3,735
Death benefits	-	-	-	-
Surrenders and withdrawals	-	197	96	72
Transfers between Divisions (including fixed account), net	-	6	36	90
Increase (decrease) in net assets derived from principal transactions	-	2,759	1,584	3,897
Total increase (decrease) in net assets	-	2,897	1,539	3,894
Net assets at December 31, 2007	-	6,905	2,404	6,334
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(147)	(64)	(108)
Total realized gain (loss) on investments and capital gains distributions	20	195	16	49
Net unrealized appreciation (depreciation) of investments	(56)	(3,662)	(1,255)	(3,593)
Net increase (decrease) in net assets from operations	(37)	(3,614)	(1,303)	(3,652)
Changes from principal transactions:				
Premiums	198	2,954	1,548	3,623
Death benefits	-	(5)	(3)	(44)
Surrenders and withdrawals	-	(342)	190	1,523
Transfers between Divisions (including fixed account), net	-	101	-	159
Increase (decrease) in net assets derived from principal transactions	198	2,708	1,735	5,261
Total increase (decrease) in net assets	161	(906)	432	1,609
Net assets at December 31, 2008	$ 161	$ 5,999	$ 2,836	$ 7,943

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class
Net assets at January 1, 2007	$ 2,290	$ 983	$ 1,129	$ 817
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(11)	(32)	(18)
Total realized gain (loss) on investments and capital gains distributions	342	83	28	57
Net unrealized appreciation (depreciation) of investments	(99)	(65)	(77)	23
Net increase (decrease) in net assets from operations	242	7	(81)	62
Changes from principal transactions:				
Premiums	1,101	-	731	48
Death benefits	-	(19)	8	-
Surrenders and withdrawals	1,596	(144)	13	(4)
Transfers between Divisions (including fixed account), net	24	-	-	-
Increase (decrease) in net assets derived from principal transactions	2,721	(163)	752	44
Total increase (decrease) in net assets	2,963	(156)	671	106
Net assets at December 31, 2007	5,253	827	1,800	923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	12	(37)	(13)
Total realized gain (loss) on investments and capital gains distributions	(73)	85	(4)	(11)
Net unrealized appreciation (depreciation) of investments	(215)	(583)	(753)	(402)
Net increase (decrease) in net assets from operations	(160)	(486)	(794)	(426)
Changes from principal transactions:				
Premiums	908	694	251	-
Death benefits	-	-	(7)	-
Surrenders and withdrawals	(6,013)	132	(98)	(111)
Transfers between Divisions (including fixed account), net	12	127	-	-
Increase (decrease) in net assets derived from principal transactions	(5,093)	953	146	(111)
Total increase (decrease) in net assets	(5,253)	467	(648)	(537)
Net assets at December 31, 2008	$ -	$ 1,294	$ 1,152	$ 386

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2007	$ 47	$ -	$ 265	$ 8,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(2)	(104)
Total realized gain (loss) on investments and capital gains distributions	2	-	18	974
Net unrealized appreciation (depreciation) of investments	(17)	-	(3)	(476)
Net increase (decrease) in net assets from operations	(16)	-	13	394
Changes from principal transactions:				
Premiums	232	-	1	3,475
Death benefits	-	-	-	-
Surrenders and withdrawals	23	-	(12)	(2,010)
Transfers between Divisions (including fixed account), net	6	-	-	18
Increase (decrease) in net assets derived from principal transactions	261	-	(11)	1,483
Total increase (decrease) in net assets	245	-	2	1,877
Net assets at December 31, 2007	292	-	267	10,070
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	2	3
Total realized gain (loss) on investments and capital gains distributions	(18)	(3)	17	676
Net unrealized appreciation (depreciation) of investments	15	-	(127)	(5,403)
Net increase (decrease) in net assets from operations	(5)	(3)	(108)	(4,724)
Changes from principal transactions:				
Premiums	98	7	-	2,430
Death benefits	-	-	-	(29)
Surrenders and withdrawals	(389)	(4)	(8)	(1,004)
Transfers between Divisions (including fixed account), net	4	-	-	130
Increase (decrease) in net assets derived from principal transactions	(287)	3	(8)	1,527
Total increase (decrease) in net assets	(292)	-	(116)	(3,197)
Net assets at December 31, 2008	$ -	$ -	$ 151	$ 6,873

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2007	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2	-	4
Total realized gain (loss) on investments and capital gains distributions	-	1	-	19
Net unrealized appreciation (depreciation) of investments	(15)	(3)	(2)	(227)
Net increase (decrease) in net assets from operations	(14)	-	(2)	(204)
Changes from principal transactions:				
Premiums	102	103	28	975
Death benefits	-	-	-	-
Surrenders and withdrawals	-	8	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	102	111	28	975
Total increase (decrease) in net assets	88	111	26	771
Net assets at December 31, 2008	$ 88	$ 111	$ 26	$ 771

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2007	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	1	(4)
Total realized gain (loss) on investments and capital gains distributions	3	1	1	60
Net unrealized appreciation (depreciation) of investments	(43)	(9)	(8)	(273)
Net increase (decrease) in net assets from operations	(40)	(8)	(6)	(217)
Changes from principal transactions:				
Premiums	117	22	57	598
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	-	12
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	117	22	57	610
Total increase (decrease) in net assets	77	14	51	393
Net assets at December 31, 2008	$ 77	$ 14	$ 51	$ 393

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 466	$ 12	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(20)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	193	3	-
Net unrealized appreciation (depreciation) of investments	1	45	(2)	-
Net increase (decrease) in net assets from operations	-	218	1	-
Changes from principal transactions:				
Premiums	157	1,428	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	35	1,695	(10)	-
Transfers between Divisions (including fixed account), net	9	46	-	-
Increase (decrease) in net assets derived from principal transactions	201	3,169	(10)	-
Total increase (decrease) in net assets	201	3,387	(9)	-
Net assets at December 31, 2007	201	3,853	3	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	27	-	-
Total realized gain (loss) on investments and capital gains distributions	25	(430)	-	-
Net unrealized appreciation (depreciation) of investments	(532)	(3,838)	(1)	(17)
Net increase (decrease) in net assets from operations	(511)	(4,241)	(1)	(17)
Changes from principal transactions:				
Premiums	1,222	1,697	-	89
Death benefits	-	(117)	-	-
Surrenders and withdrawals	160	4,837	(1)	-
Transfers between Divisions (including fixed account), net	12	32	-	-
Increase (decrease) in net assets derived from principal transactions	1,394	6,449	(1)	89
Total increase (decrease) in net assets	883	2,208	(2)	72
Net assets at December 31, 2008	$ 1,084	$ 6,061	$ 1	$ 72

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2007	$ 581	$ 7	$ 3,696	$ 542
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(1)	(36)	(1)
Total realized gain (loss) on investments and capital gains distributions	14	4	185	32
Net unrealized appreciation (depreciation) of investments	(10)	(2)	(421)	(32)
Net increase (decrease) in net assets from operations	(5)	1	(272)	(1)
Changes from principal transactions:				
Premiums	94	33	1,960	547
Death benefits	(5)	-	-	-
Surrenders and withdrawals	(8)	2	(344)	(41)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	81	35	1,616	506
Total increase (decrease) in net assets	76	36	1,344	505
Net assets at December 31, 2007	657	43	5,040	1,047
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	77	82
Total realized gain (loss) on investments and capital gains distributions	1	(5)	115	12
Net unrealized appreciation (depreciation) of investments	(336)	1	(2,200)	(692)
Net increase (decrease) in net assets from operations	(335)	(4)	(2,008)	(598)
Changes from principal transactions:				
Premiums	196	-	540	1,600
Death benefits	-	-	(9)	(25)
Surrenders and withdrawals	(8)	(39)	(223)	63
Transfers between Divisions (including fixed account), net	-	-	25	-
Increase (decrease) in net assets derived from principal transactions	188	(39)	333	1,638
Total increase (decrease) in net assets	(147)	(43)	(1,675)	1,040
Net assets at December 31, 2008	$ 510	$ -	$ 3,365	$ 2,087

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S
Net assets at January 1, 2007	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	24	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2	-
Net unrealized appreciation (depreciation) of investments	-	-	2	-
Net increase (decrease) in net assets from operations	-	-	28	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	1,974	5
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	1,974	5
Total increase (decrease) in net assets	-	-	2,002	5
Net assets at December 31, 2007	-	-	2,002	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	10
Total realized gain (loss) on investments and capital gains distributions	2	2	(40)	(22)
Net unrealized appreciation (depreciation) of investments	(24)	(10)	(693)	(278)
Net increase (decrease) in net assets from operations	(22)	(8)	(734)	(290)
Changes from principal transactions:				
Premiums	95	31	2	181
Death benefits	-	-	-	(9)
Surrenders and withdrawals	1	-	(161)	868
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	96	31	(159)	1,040
Total increase (decrease) in net assets	74	23	(893)	750
Net assets at December 31, 2008	$ 74	$ 23	$ 1,109	$ 755

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net assets at January 1, 2007	$ 3,542	$ 5,520	$ 3,015	$ 3,271
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	39	13	23
Total realized gain (loss) on investments and capital gains distributions	81	60	22	100
Net unrealized appreciation (depreciation) of investments	(30)	27	46	(71)
Net increase (decrease) in net assets from operations	60	126	81	52
Changes from principal transactions:				
Premiums	(3)	(1)	(1)	-
Death benefits	-	-	(66)	-
Surrenders and withdrawals	(343)	(377)	(322)	(307)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(346)	(378)	(389)	(307)
Total increase (decrease) in net assets	(286)	(252)	(308)	(255)
Net assets at December 31, 2007	3,256	5,268	2,707	3,016
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	143	(3)	23
Total realized gain (loss) on investments and capital gains distributions	(121)	(320)	125	342
Net unrealized appreciation (depreciation) of investments	(110)	(180)	(268)	(594)
Net increase (decrease) in net assets from operations	(161)	(357)	(146)	(229)
Changes from principal transactions:				
Premiums	-	(1)	(1)	-
Death benefits	-	(62)	-	(9)
Surrenders and withdrawals	(3,095)	(4,867)	(244)	(154)
Transfers between Divisions (including fixed account), net	-	19	-	-
Increase (decrease) in net assets derived from principal transactions	(3,095)	(4,911)	(245)	(163)
Total increase (decrease) in net assets	(3,256)	(5,268)	(391)	(392)
Net assets at December 31, 2008	$ -	$ -	$ 2,316	$ 2,624

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2007	$ 3,885	$ 1,862	$ 3,582	$ 680
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(1)	14	-
Total realized gain (loss) on investments and capital gains distributions	195	122	161	34
Net unrealized appreciation (depreciation) of investments	(175)	(101)	(128)	(25)
Net increase (decrease) in net assets from operations	3	20	47	9
Changes from principal transactions:				
Premiums	(1)	(2)	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(202)	(284)	(442)	(42)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(203)	(286)	(442)	(42)
Total increase (decrease) in net assets	(200)	(266)	(395)	(33)
Net assets at December 31, 2007	3,685	1,596	3,187	647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(8)	(3)	(6)
Total realized gain (loss) on investments and capital gains distributions	550	226	508	53
Net unrealized appreciation (depreciation) of investments	(868)	(350)	(726)	(112)
Net increase (decrease) in net assets from operations	(335)	(132)	(221)	(65)
Changes from principal transactions:				
Premiums	-	(1)	-	(3)
Death benefits	-	-	-	(60)
Surrenders and withdrawals	(280)	(80)	(293)	(139)
Transfers between Divisions (including fixed account), net	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	(280)	(80)	(293)	(202)
Total increase (decrease) in net assets	(615)	(212)	(514)	(267)
Net assets at December 31, 2008	$ 3,070	$ 1,384	$ 2,673	$ 380

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING GET U.S. Core Portfolio - Series 12	
Net assets at January 1, 2007	$	381	$	997	$	5,356	$	1,171
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		2		(2)		(30)		(8)
Total realized gain (loss) on investments								
and capital gains distributions		22		23		496		159
Net unrealized appreciation (depreciation)								
of investments		(15)		(6)		(341)		(122)
Net increase (decrease) in net assets from operations		9		15		125		29
Changes from principal transactions:								
Premiums		-		-		(1)		-
Death benefits		-		-		-		-
Surrenders and withdrawals		(138)		(17)		(5,225)		(1,138)
Transfers between Divisions								
(including fixed account), net		-		-		3		-
Increase (decrease) in net assets derived from								
principal transactions		(138)		(17)		(5,223)		(1,138)
Total increase (decrease) in net assets		(129)		(2)		(5,098)		(1,109)
Net assets at December 31, 2007		252		995		258		62
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		-		6		1		-
Total realized gain (loss) on investments								
and capital gains distributions		48		167		45		13
Net unrealized appreciation (depreciation)								
of investments		(67)		(230)		(50)		(18)
Net increase (decrease) in net assets from operations		(19)		(57)		(4)		(5)
Changes from principal transactions:								
Premiums		-		-		-		-
Death benefits		-		-		-		-
Surrenders and withdrawals		-		(15)		(4)		(1)
Transfers between Divisions								
(including fixed account), net		1		-		-		-
Increase (decrease) in net assets derived from								
principal transactions		1		(15)		(4)		(1)
Total increase (decrease) in net assets		(18)		(72)		(8)		(6)
Net assets at December 31, 2008	$	234	$	923	$	250	$	56

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING VP Global Equity Dividend Portfolio	ING BlackRock Global Science and Technology Portfolio - Class S
Net assets at January 1, 2007	$ 9,554	$ -	$ 376	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	(145)	8	-
Total realized gain (loss) on investments and capital gains distributions	247	7	49	-
Net unrealized appreciation (depreciation) of investments	52	212	(52)	-
Net increase (decrease) in net assets from operations	244	74	5	-
Changes from principal transactions:				
Premiums	-	367	-	-
Death benefits	-	-	(30)	-
Surrenders and withdrawals	(9,058)	8,699	(68)	-
Transfers between Divisions (including fixed account), net	-	1,321	-	-
Increase (decrease) in net assets derived from principal transactions	(9,058)	10,387	(98)	-
Total increase (decrease) in net assets	(8,814)	10,461	(93)	-
Net assets at December 31, 2007	740	10,461	283	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(48)	3	(32)
Total realized gain (loss) on investments and capital gains distributions	35	67	6	(26)
Net unrealized appreciation (depreciation) of investments	(20)	25	(21)	(898)
Net increase (decrease) in net assets from operations	8	44	(12)	(956)
Changes from principal transactions:				
Premiums	(1)	(1)	-	910
Death benefits	-	(44)	-	(4)
Surrenders and withdrawals	(36)	(752)	(271)	2,016
Transfers between Divisions (including fixed account), net	-	(44)	-	16
Increase (decrease) in net assets derived from principal transactions	(37)	(841)	(271)	2,938
Total increase (decrease) in net assets	(29)	(797)	(283)	1,982
Net assets at December 31, 2008	$ 711	$ 9,664	$ -	$ 1,982

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S
Net assets at January 1, 2007	$ -	$ -	$ -	$ 158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(1)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	2
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	1
Changes from principal transactions:				
Premiums	-	-	-	(1)
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	-	(3)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	(4)
Total increase (decrease) in net assets	-	-	-	(3)
Net assets at December 31, 2007	-	-	-	155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	14	-	-
Total realized gain (loss) on investments and capital gains distributions	(18)	6	-	20
Net unrealized appreciation (depreciation) of investments	(177)	45	(10)	(83)
Net increase (decrease) in net assets from operations	(188)	65	(10)	(63)
Changes from principal transactions:				
Premiums	513	1,052	30	20
Death benefits	-	-	-	-
Surrenders and withdrawals	52	1,219	-	2
Transfers between Divisions (including fixed account), net	203	-	-	-
Increase (decrease) in net assets derived from principal transactions	768	2,271	30	22
Total increase (decrease) in net assets	580	2,336	20	(41)
Net assets at December 31, 2008	$ 580	$ 2,336	$ 20	$ 114

The accompanying notes are an integral part of these financial statements.

88

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2007	$ -	$ -	$ -	$ 4,051
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(64)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	138
Net unrealized appreciation (depreciation) of investments	-	-	-	36
Net increase (decrease) in net assets from operations	-	-	-	110
Changes from principal transactions:				
Premiums	-	-	-	1,451
Death benefits	-	-	-	(22)
Surrenders and withdrawals	-	-	-	(4)
Transfers between Divisions (including fixed account), net	-	-	-	21
Increase (decrease) in net assets derived from principal transactions	-	-	-	1,446
Total increase (decrease) in net assets	-	-	-	1,556
Net assets at December 31, 2007	-	-	-	5,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(1)	(16)
Total realized gain (loss) on investments and capital gains distributions	(9)	(4)	(4)	315
Net unrealized appreciation (depreciation) of investments	(213)	(194)	(295)	(2,384)
Net increase (decrease) in net assets from operations	(222)	(196)	(300)	(2,085)
Changes from principal transactions:				
Premiums	749	579	664	658
Death benefits	-	-	-	(85)
Surrenders and withdrawals	37	120	467	(833)
Transfers between Divisions (including fixed account), net	10	4	3	13
Increase (decrease) in net assets derived from principal transactions	796	703	1,134	(247)
Total increase (decrease) in net assets	574	507	834	(2,332)
Net assets at December 31, 2008	$ 574	$ 507	$ 834	$ 3,275

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
Net assets at January 1, 2007	$ 5,948	$ 5,395	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(118)	(131)	-	-
Total realized gain (loss) on investments and capital gains distributions	542	616	-	-
Net unrealized appreciation (depreciation) of investments	(275)	(1,077)	-	-
Net increase (decrease) in net assets from operations	149	(592)	-	-
Changes from principal transactions:				
Premiums	1,819	1,601	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(671)	(61)	-	-
Transfers between Divisions (including fixed account), net	1	10	-	-
Increase (decrease) in net assets derived from principal transactions	1,149	1,550	-	-
Total increase (decrease) in net assets	1,298	958	-	-
Net assets at December 31, 2007	7,246	6,353	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	(99)	(9)	51
Total realized gain (loss) on investments and capital gains distributions	664	143	(6)	(104)
Net unrealized appreciation (depreciation) of investments	(3,610)	(2,390)	(332)	(1,567)
Net increase (decrease) in net assets from operations	(3,027)	(2,346)	(347)	(1,620)
Changes from principal transactions:				
Premiums	1,176	951	1,236	3,764
Death benefits	(83)	(80)	-	-
Surrenders and withdrawals	(373)	(500)	280	1,456
Transfers between Divisions (including fixed account), net	2	5	-	-
Increase (decrease) in net assets derived from principal transactions	722	376	1,516	5,220
Total increase (decrease) in net assets	(2,305)	(1,970)	1,169	3,600
Net assets at December 31, 2008	$ 4,941	$ 4,383	$ 1,169	$ 3,600

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class S	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S
Net assets at January 1, 2007	$ 1,067	$ -	$ 45	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	82	-	-	-
Net unrealized appreciation (depreciation) of investments	(266)	-	11	-
Net increase (decrease) in net assets from operations	(191)	-	10	-
Changes from principal transactions:				
Premiums	299	-	-	-
Death benefits	42	-	-	-
Surrenders and withdrawals	(34)	-	1	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	307	-	1	-
Total increase (decrease) in net assets	116	-	11	-
Net assets at December 31, 2007	1,183	-	56	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	7	(38)	2
Total realized gain (loss) on investments and capital gains distributions	(491)	63	5	2
Net unrealized appreciation (depreciation) of investments	201	(355)	(1,283)	-
Net increase (decrease) in net assets from operations	(294)	(285)	(1,316)	4
Changes from principal transactions:				
Premiums	308	911	1,150	496
Death benefits	(14)	-	-	-
Surrenders and withdrawals	(1,183)	11	3,171	(500)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(889)	922	4,321	(4)
Total increase (decrease) in net assets	(1,183)	637	3,005	-
Net assets at December 31, 2008	$ -	$ 637	$ 3,061	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable International All Cap Opportunity Portfolio
Net assets at January 1, 2007	$ 534	$ 323	$ 3,858	$ 219
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	3	172	(1)
Total realized gain (loss) on investments and capital gains distributions	8	15	37	93
Net unrealized appreciation (depreciation) of investments	50	(8)	12	(81)
Net increase (decrease) in net assets from operations	45	10	221	11
Changes from principal transactions:				
Premiums	74	-	3,829	-
Death benefits	-	-	-	(12)
Surrenders and withdrawals	(20)	(86)	59	(19)
Transfers between Divisions (including fixed account), net	-	-	41	-
Increase (decrease) in net assets derived from principal transactions	54	(86)	3,929	(31)
Total increase (decrease) in net assets	99	(76)	4,150	(20)
Net assets at December 31, 2007	633	247	8,008	199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	3	583	1
Total realized gain (loss) on investments and capital gains distributions	96	3	(265)	(50)
Net unrealized appreciation (depreciation) of investments	(390)	(78)	(2,263)	(39)
Net increase (decrease) in net assets from operations	(307)	(72)	(1,945)	(88)
Changes from principal transactions:				
Premiums	403	101	14,263	-
Death benefits	(9)	-	(139)	-
Surrenders and withdrawals	(89)	(100)	(4,597)	(11)
Transfers between Divisions (including fixed account), net	-	-	68	-
Increase (decrease) in net assets derived from principal transactions	305	1	9,595	(11)
Total increase (decrease) in net assets	(2)	(71)	7,650	(99)
Net assets at December 31, 2008	$ 631	$ 176	$ 15,658	$ 100

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Legg Mason Partners Variable Investors Portfolio	Legg Mason Partners Variable Lifestyle Allocation 50%	Legg Mason Partners Variable Lifestyle Allocation 70%	Legg Mason Partners Variable Lifestyle Allocation 85%
Net assets at January 1, 2007	$ -	$ 2,545	$ 974	$ 447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	39	10	(1)
Total realized gain (loss) on investments and capital gains distributions	16	57	(14)	23
Net unrealized appreciation (depreciation) of investments	(34)	(48)	27	(15)
Net increase (decrease) in net assets from operations	(17)	48	23	7
Changes from principal transactions:				
Premiums	-	2	1	-
Death benefits	-	(71)	(8)	-
Surrenders and withdrawals	620	(542)	(134)	(55)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	620	(611)	(141)	(55)
Total increase (decrease) in net assets	603	(563)	(118)	(48)
Net assets at December 31, 2007	603	1,982	856	399
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	34	5	-
Total realized gain (loss) on investments and capital gains distributions	(19)	44	(53)	(17)
Net unrealized appreciation (depreciation) of investments	(159)	(586)	(208)	(133)
Net increase (decrease) in net assets from operations	(179)	(508)	(256)	(150)
Changes from principal transactions:				
Premiums	-	2	1	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(146)	(226)	(139)	(25)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(146)	(224)	(138)	(25)
Total increase (decrease) in net assets	(325)	(732)	(394)	(175)
Net assets at December 31, 2008	$ 278	$ 1,250	$ 462	$ 224

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2007	$ 217	$ 188	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	3	-	-
Total realized gain (loss) on investments and capital gains distributions	(5)	-	-	-
Net unrealized appreciation (depreciation) of investments	(10)	-	-	-
Net increase (decrease) in net assets from operations	(2)	3	-	-
Changes from principal transactions:				
Premiums	-	-	47	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(39)	(45)	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(39)	(45)	47	-
Total increase (decrease) in net assets	(41)	(42)	47	-
Net assets at December 31, 2007	176	146	47	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(3)	-	4	-
Net unrealized appreciation (depreciation) of investments	(65)	-	(39)	(16)
Net increase (decrease) in net assets from operations	(52)	1	(36)	(15)
Changes from principal transactions:				
Premiums	-	-	62	157
Death benefits	-	-	-	-
Surrenders and withdrawals	(8)	(42)	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(8)	(42)	62	157
Total increase (decrease) in net assets	(60)	(41)	26	142
Net assets at December 31, 2008	$ 116	$ 105	$ 73	$ 142

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net assets at January 1, 2007	$ -	$ 205	$ 101	$ 132
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(3)	1
Total realized gain (loss) on investments and capital gains distributions	-	38	4	3
Net unrealized appreciation (depreciation) of investments	-	(53)	-	12
Net increase (decrease) in net assets from operations	-	(17)	1	16
Changes from principal transactions:				
Premiums	47	-	23	-
Death benefits	-	(19)	-	-
Surrenders and withdrawals	-	(6)	(17)	(11)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	47	(25)	6	(11)
Total increase (decrease) in net assets	47	(42)	7	5
Net assets at December 31, 2007	47	163	108	137
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(2)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	20	-	1	14
Net unrealized appreciation (depreciation) of investments	(332)	(58)	(38)	(69)
Net increase (decrease) in net assets from operations	(302)	(60)	(39)	(55)
Changes from principal transactions:				
Premiums	1,424	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	110	(19)	(12)	(20)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,534	(19)	(12)	(20)
Total increase (decrease) in net assets	1,232	(79)	(51)	(75)
Net assets at December 31, 2008	$ 1,279	$ 84	$ 57	$ 62

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap
Net assets at January 1, 2007	$ 495	$ 309
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	14	(3)
Total realized gain (loss) on investments and capital gains distributions	7	52
Net unrealized appreciation (depreciation) of investments	(48)	(62)
Net increase (decrease) in net assets from operations	(27)	(13)
Changes from principal transactions:		
Premiums	2	44
Death benefits	-	-
Surrenders and withdrawals	(57)	(8)
Transfers between Divisions (including fixed account), net	-	-
Increase (decrease) in net assets derived from principal transactions	(55)	36
Total increase (decrease) in net assets	(82)	23
Net assets at December 31, 2007	413	332
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	9	(3)
Total realized gain (loss) on investments and capital gains distributions	(12)	(59)
Net unrealized appreciation (depreciation) of investments	(113)	39
Net increase (decrease) in net assets from operations	(116)	(23)
Changes from principal transactions:		
Premiums	-	-
Death benefits	-	-
Surrenders and withdrawals	(116)	(309)
Transfers between Divisions (including fixed account), net	-	-
Increase (decrease) in net assets derived from principal transactions	(116)	(309)
Total increase (decrease) in net assets	(232)	(332)
Net assets at December 31, 2008	$ 181	$ -

The accompanying notes are an integral part of these financial statements.

1.   Organization

ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). The Account became a separate account of ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") as a result of the merger of First Golden into RLNY effective April 1, 2002. RLNY is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. RLNY provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the RLNY fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business RLNY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of RLNY. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of RLNY.

At December 31, 2008, the Account had, under ING GoldenSelect, ING Empire, ING Simplicity, ING Architect, and ING Rollover Contracts, 129 investment divisions (the "Divisions"), 20 of which invest in independently managed mutual funds and 109 of which invest in mutual fund portfolios managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III**
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2**

ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Asset Allocation Portfolio**
  ING American Funds Bond Portfolio**
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

ING Investors Trust (continued):
    ING Focus 5 Portfolio - Service Class*
    ING Franklin Income Portfolio - Service Class
    ING Franklin Mutual Shares Portfolio - Service Class*
    ING Franklin Templeton Founding Strategy Portfolio - Service Class*
    ING Global Real Estate Portfolio - Service Class
    ING Global Resources Portfolio - Service Class
    ING International Growth Opportunities Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service Class
    ING JPMorgan Value Opportunities Portfolio - Service Class
    ING Julius Baer Foreign Portfolio - Service Class
    ING Legg Mason Value Portfolio - Service Class
    ING LifeStyle Aggressive Growth Portfolio - Service Class
    ING LifeStyle Growth Portfolio - Service Class
    ING LifeStyle Moderate Growth Portfolio - Service Class
    ING LifeStyle Moderate Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Lord Abbett Affiliated Portfolio - Service Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico International Opportunities Portfolio - Service Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Multi-Manager International Small Cap Portfolio - Class S**
    ING Oppenheimer Main Street Portfolio® - Service Class
    ING PIMCO Core Bond Portfolio - Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service Class
    ING T. Rowe Price Equity Income Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service Class
    ING Van Kampen Capital Growth Portfolio - Service Class
    ING Van Kampen Global Franchise Portfolio - Service Class
    ING Van Kampen Growth and Income Portfolio - Service Class
    ING Van Kampen Real Estate Portfolio - Service Class

ING Investors Trust (continued):
    ING VP Index Plus International Equity Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING American Century Large Company Value Portfolio - Service Class**
    ING American Century Small-Mid Cap Value Portfolio - Service Class**
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
    ING Neuberger Berman Partners Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Service Class
    ING Oppenheimer Strategic Income Portfolio - Service Class**
    ING PIMCO Total Return Portfolio - Service Class**
    ING Solution 2015 Portfolio - Service Class**
    ING Solution 2025 Portfolio - Service Class**
    ING Solution 2035 Portfolio - Service Class**
    ING Solution 2045 Portfolio - Service Class**
    ING Solution Income Portfolio - Service Class**
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class**
    ING T. Rowe Price Growth Equity Portfolio - Service Class*
    ING Templeton Foreign Equity Portfolio - Service Class
    ING Thornburg Value Portfolio - Initial Class
    ING Thornburg Value Portfolio - Service Class**
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Growth Portfolio - Class S**
    ING VP Strategic Allocation Moderate Portfolio - Class S**
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I*
    ING VP Growth and Income Portfolio - Class S*
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 4

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14*
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology
    Portfolio - Class S**
  ING International Index Portfolio - Class S**
  ING Lehman Brothers U.S. Aggregate Bond Index®
    Portfolio - Class S**
  ING Opportunistic Large Cap Growth Portfolio -
    Class S**
  ING Opportunistic Large Cap Value Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class S**
  ING Russell™ Mid Cap Index Portfolio - Class S**
  ING Russell™ Small Cap Index Portfolio - Class S**
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class S**
  ING WisdomTree℠ Global High-Yielding Equity
    Index Portfolio - Class S**
ING Variable Products Trust:
  ING VP International Value Portfolio - Class S**
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S

ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap
    Opportunity Portfolio
  Legg Mason Partners Variable Investors Portfolio*
  Legg Mason Partners Variable Lifestyle Allocation
    50%
  Legg Mason Partners Variable Lifestyle Allocation
    70%
  Legg Mason Partners Variable Lifestyle Allocation
    85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income
    Portfolio
  Legg Mason Partners Variable Money Market
    Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA -
    Service Class*
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative
    Class**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II*
  Pioneer Small Cap Value VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity

*   Division was added in 2007
** Division was added in 2008

The names of certain Divisions and Trusts were changed during 2008. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class	ING FMR℠ Mid Cap Growth Portfolio - Service Class
ING Van Kampen Large Cap Growth Portfolio - Service Class	ING FMR℠ Large Cap Growth Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Opportunistic Large Cap Value Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S

During 2008, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING Capital Guardian U.S. Equities Portfolio - Service Class
   ING EquitiesPlus Portfolio - Service Class
   ING Global Technology Portfolio - Service Class
   ING Mid Cap Growth Portfolio - Service Class
   ING UBS U.S. Allocation Portfolio - Service Class
   ING Van Kampen Large Cap Growth Portfolio - Service Class
   ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
   ING JPMorgan International Portfolio - Service Class
   ING Neuberger Berman Regency Portfolio - Service Class
   ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING VP Global Equity Dividend Portfolio
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class S
   ING VP Real Estate Portfolio - Class S
ProFunds:
   ProFund VP Small-Cap

The following Division was available to contractowners during 2008, but had no net assets as of December 31, 2008:

ING Partners, Inc.:
   ING OpCap Balanced Value Portfolio - Service Class

The following Division was available to contractowners during 2008, but did not have any activity as of December 31, 2008:

ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio - Class S

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Portfolio. Investment transactions in each Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Portfolio are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Portfolio are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of RLNY.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the contractowners' aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY.

All Contracts in the Account are currently in the accumulation period.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) RLNY related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by RLNY). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.   **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover RLNY's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

RLNY assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.85% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received, as specified in the Contracts. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	ING Golden Select	ING Empire Innovations	ING Empire Traditions	ING Rollover Choice	ING Simplicity	ING Architect-NY
0	7%	6%	6%	6%	6%	8%
1	6%	5%	6%	6%	6%	7%
2	5%	4%	6%	5%	5%	6%
3	4%	-	6%	4%	4%	5%
4	3%	-	5%	3%	3%	4%
5	2%	-	4%	2%	-	3%
6	1%	-	3%	1%	-	2%
7+	-	-	-	-	-	-

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.60% is deducted daily from the accumulation value for contractowners who select the Optional Asset-Backed Premium Credit feature.

6. Related Party Transactions

During the year ended December 31, 2008, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Balanced Portfolio, Inc.,

and ING VP Intermediate Bond Portfolio. The annual fee rate ranged from 0.08% to 0.85% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	2008		**2007**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Leisure Fund - Series I Shares	$ 49	$ 62	$ 32	$ 101
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	6,684	130	-	-
Columbia Funds Variable Insurance Trust:				
Columbia Small Cap Value Fund, Variable Series - Class B	156	151	207	80
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	1,674	545	3,430	1,406
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	15,971	1,541	11,810	2,077
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	731	2	-	-
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	2,202	501	1,453	521
ING American Funds Asset Allocation Portfolio	2,227	48	-	-
ING American Funds Bond Portfolio	12,245	956	-	-
ING American Funds Growth Portfolio	20,692	1,519	16,443	2,714
ING American Funds Growth-Income Portfolio	10,379	1,715	9,628	2,612
ING American Funds International Portfolio	13,156	2,001	10,750	1,064
ING BlackRock Large Cap Growth Portfolio - Service Class	1,769	183	854	209
ING BlackRock Large Cap Value Portfolio - Service Class	33	46	281	36
ING Capital Guardian U.S. Equities Portfolio - Service Class	247	1,128	701	180
ING EquitiesPlus Portfolio - Service Class	26	169	95	54
ING Evergreen Health Sciences Portfolio - Service Class	2,979	966	1,308	536
ING Evergreen Omega Portfolio - Service Class	174	32	151	86
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	3,176	807	5,321	2,539
ING Focus 5 Portfolio - Service Class	1,782	210	479	22
ING Franklin Income Portfolio - Service Class	5,119	1,575	8,257	1,430
ING Franklin Mutual Shares Portfolio - Service Class	3,384	653	4,780	123
ING Franklin Templeton Founding Strategy Portfolio - Service Class	9,540	862	5,850	41
ING Global Real Estate Portfolio - Service Class	3,533	431	3,528	1,612
ING Global Resources Portfolio - Service Class	11,728	1,164	4,018	562
ING Global Technology Portfolio - Service Class	676	1,580	1,161	253
ING International Growth Opportunities Portfolio - Service Class	80	3	56	5
ING Janus Contrarian Portfolio - Service Class	7,847	1,448	6,776	429
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	9,111	1,282	6,725	1,284
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	758	1,130	2,497	1,577
ING JPMorgan Value Opportunities Portfolio - Service Class	502	241	753	545
ING Julius Baer Foreign Portfolio - Service Class	8,059	1,262	8,959	989
ING Legg Mason Value Portfolio - Service Class	1,966	1,316	2,119	792
ING LifeStyle Aggressive Growth Portfolio - Service Class	9,867	2,007	14,071	2,902

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING LifeStyle Growth Portfolio - Service Class	$ 39,609	$ 3,054	$ 27,111	$ 2,417
ING LifeStyle Moderate Growth Portfolio - Service Class	43,289	4,075	24,812	2,200
ING LifeStyle Moderate Portfolio - Service Class	22,475	3,976	16,335	2,446
ING Limited Maturity Bond Portfolio - Service Class	33	81	20	283
ING Liquid Assets Portfolio - Service Class	46,446	20,158	31,702	12,776
ING Lord Abbett Affiliated Portfolio - Service Class	66	62	139	118
ING Marsico Growth Portfolio - Service Class	2,010	891	1,193	873
ING Marsico International Opportunities Portfolio - Service Class	5,730	724	2,340	753
ING MFS Total Return Portfolio - Service Class	4,009	2,122	2,915	1,502
ING MFS Utilities Portfolio - Service Class	6,253	1,281	3,382	774
ING Mid Cap Growth Portfolio - Service Class	-	2,657	147	306
ING Multi-Manager International Small Cap Portfolio - Class S	246	1	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	1,620	944	3,868	1,230
ING PIMCO Core Bond Portfolio - Service Class	28,165	5,483	4,750	2,126
ING PIMCO High Yield Portfolio - Service Class	1,526	1,127	3,048	635
ING Pioneer Fund Portfolio - Service Class	105	39	151	10
ING Pioneer Mid Cap Value Portfolio - Service Class	4,853	718	2,348	507
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	13,272	1,837	10,381	767
ING T. Rowe Price Equity Income Portfolio - Service Class	4,153	2,148	4,251	861
ING Templeton Global Growth Portfolio - Service Class	1,195	1,422	6,741	1,390
ING UBS U.S. Allocation Portfolio - Service Class	88	572	65	56
ING Van Kampen Capital Growth Portfolio - Service Class	934	282	65	158
ING Van Kampen Global Franchise Portfolio - Service Class	2,540	2,424	3,359	94
ING Van Kampen Growth and Income Portfolio - Service Class	832	412	752	479
ING Van Kampen Large Cap Growth Portfolio - Service Class	45	625	95	96
ING Van Kampen Real Estate Portfolio - Service Class	1,362	1,115	5,622	1,902
ING VP Index Plus International Equity Portfolio - Service Class	1,713	152	2,090	166
ING Wells Fargo Disciplined Value Portfolio - Service Class	47	2,123	581	441
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	52	43	149	114
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	427	3	-	-
ING American Century Small-Mid Cap Value Portfolio - Service Class	220	2	-	-
ING Baron Small Cap Growth Portfolio - Service Class	3,431	638	3,264	617
ING Columbia Small Cap Value II Portfolio - Service Class	1,940	239	1,684	133
ING Davis New York Venture Portfolio - Service Class	5,746	508	4,107	271
ING JPMorgan International Portfolio - Service Class	4,058	6,017	3,814	1,094
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,366	288	110	242
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	288	180	853	132
ING Neuberger Berman Partners Portfolio - Service Class	10	134	222	151
ING Neuberger Berman Regency Portfolio - Service Class	156	445	279	19
ING OpCap Balanced Value Portfolio - Service Class	8	4	-	-
ING Oppenheimer Global Portfolio - Initial Class	26	15	20	22
ING Oppenheimer Global Portfolio - Service Class	3,117	801	4,195	2,402
ING Oppenheimer Strategic Income Portfolio - Service Class	105	1	-	-

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING PIMCO Total Return Portfolio - Service Class	$ 115	$ 1	$ -	$ -
ING Solution 2015 Portfolio - Service Class	28	-	-	-
ING Solution 2025 Portfolio - Service Class	1,005	5	-	-
ING Solution 2035 Portfolio - Service Class	121	1	-	-
ING Solution 2045 Portfolio - Service Class	22	-	-	-
ING Solution Income Portfolio - Service Class	60	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	669	3	-	-
ING T. Rowe Price Growth Equity Portfolio - Service Class	1,668	205	255	52
ING Templeton Foreign Equity Portfolio - Service Class	8,137	1,659	4,418	1,240
ING Thornburg Value Portfolio - Initial Class	1	2	-	10
ING Thornburg Value Portfolio - Service Class	89	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Service Class	214	25	132	59
ING UBS U.S. Small Cap Growth Portfolio - Service Class	-	40	42	5
ING Van Kampen Comstock Portfolio - Service Class	1,308	621	2,229	515
ING Van Kampen Equity and Income Portfolio - Service Class	2,488	637	650	128
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Growth Portfolio - Class S	98	1	-	-
ING VP Strategic Allocation Moderate Portfolio - Class S	33	-	-	-
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	23	183	2,109	111
ING VP Growth and Income Portfolio - Class S	1,099	49	5	-
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	385	3,136	148	428
ING GET U.S. Core Portfolio - Series 2	590	5,012	197	495
ING GET U.S. Core Portfolio - Series 3	176	301	76	453
ING GET U.S. Core Portfolio - Series 4	453	223	159	374
ING GET U.S. Core Portfolio - Series 5	645	347	241	291
ING GET U.S. Core Portfolio - Series 6	270	120	132	327
ING GET U.S. Core Portfolio - Series 7	672	398	206	520
ING GET U.S. Core Portfolio - Series 8	127	220	43	57
ING GET U.S. Core Portfolio - Series 9	54	5	18	146
ING GET U.S. Core Portfolio - Series 10	196	34	38	37
ING GET U.S. Core Portfolio - Series 11	52	9	17	5,267
ING GET U.S. Core Portfolio - Series 12	14	2	3	1,147
ING GET U.S. Core Portfolio - Series 13	309	329	46	9,161
ING GET U.S. Core Portfolio - Series 14	234	1,072	10,654	411
ING VP Global Equity Dividend Portfolio	47	272	44	109
ING Variable Portfolios, Inc.:				
ING BlackRock Global Science and Technology Portfolio - Class S	3,077	171	-	-
ING International Index Portfolio - Class S	822	48	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	2,593	304	-	-

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc. (continued):				
ING Opportunistic Large Cap Growth Portfolio - Class S	31	-	-	-
ING Opportunistic Large Cap Value Portfolio - Class S	48	7	7	12
ING Russell™ Large Cap Index Portfolio - Class S	861	64	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	735	31	-	-
ING Russell™ Small Cap Index Portfolio - Class S	1,170	37	-	-
ING VP Index Plus LargeCap Portfolio - Class S	1,122	1,068	2,113	732
ING VP Index Plus MidCap Portfolio - Class S	2,113	637	2,324	803
ING VP Index Plus SmallCap Portfolio - Class S	1,386	738	2,596	591
ING VP Small Company Portfolio - Class S	1,575	49	-	-
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	6,337	1,065	-	-
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class S	862	1,669	700	329
ING VP International Value Portfolio - Class S	999	4	-	-
ING VP MidCap Opportunities Portfolio - Class S	4,381	97	-	1
ING VP Real Estate Portfolio - Class S	567	505	-	-
ING VP SmallCap Opportunities Portfolio - Class S	520	131	75	35
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class S	126	103	29	99
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class S	17,531	6,969	5,703	1,601
Legg Mason Partners Variable Equity Trust:				
Legg Mason Partners Variable International All Cap Opportunity Portfolio	7	16	101	34
Legg Mason Partners Variable Investors Portfolio	16	151	696	59
Legg Mason Partners Variable Lifestyle Allocation 50%	114	248	95	647
Legg Mason Partners Variable Lifestyle Allocation 70%	17	149	39	156
Legg Mason Partners Variable Lifestyle Allocation 85%	11	34	35	64
Legg Mason Partners Variable Income Trust:				
Legg Mason Partners Variable High Income Portfolio	18	9	16	42
Legg Mason Partners Variable Money Market Portfolio	14	55	51	92
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	66	1	47	-
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	159	1	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	1,572	5	47	-
Pioneer Small Cap Value VCT Portfolio - Class II	23	23	53	35
ProFunds:				
ProFund VP Bull	2	14	26	23
ProFund VP Europe 30	18	24	6	15
ProFund VP Rising Rates Opportunity	24	131	94	135
ProFund VP Small-Cap	33	314	103	21

8.   Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Leisure Fund - Series I Shares	2,830	6,649	(3,819)	667	6,479	(5,812)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	743,991	21,143	722,848	-	-	-
Columbia Funds Variable Insurance Trust:						
Columbia Small Cap Value Fund, Variable Series - Class B	190,906	203,710	(12,804)	4,233	4,268	(35)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	209,797	75,669	134,128	222,624	113,607	109,017
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	1,591,302	369,905	1,221,397	499,614	182,047	317,567
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	90,569	3,998	86,571	-	-	-
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	175,947	57,176	118,771	99,542	38,881	60,661
ING American Funds Asset Allocation Portfolio	267,380	6,371	261,009	-	-	-
ING American Funds Bond Portfolio	1,388,557	190,875	1,197,682	-	-	-
ING American Funds Growth Portfolio	1,829,348	436,948	1,392,400	1,203,521	287,557	915,964
ING American Funds Growth-Income Portfolio	1,034,083	340,469	693,614	763,097	274,172	488,925
ING American Funds International Portfolio	1,087,513	375,829	711,684	642,281	122,899	519,382
ING BlackRock Large Cap Growth Portfolio - Service Class	148,692	23,508	125,184	69,277	19,321	49,956
ING BlackRock Large Cap Value Portfolio - Service Class	786	4,119	(3,333)	19,894	2,260	17,634
ING Capital Guardian U.S. Equities Portfolio - Service Class	8,889	111,508	(102,619)	51,674	16,556	35,118
ING EquitiesPlus Portfolio - Service Class	-	17,807	(17,807)	7,148	4,654	2,494
ING Evergreen Health Sciences Portfolio - Service Class	272,209	110,737	161,472	103,481	51,395	52,086
ING Evergreen Omega Portfolio - Service Class	12,668	2,793	9,875	12,967	7,568	5,399
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	251,509	113,814	137,695	382,203	191,194	191,009

110

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Focus 5 Portfolio - Service Class	219,542	39,474	180,068	48,220	2,045	46,175
ING Franklin Income Portfolio - Service Class	568,040	247,715	320,325	783,255	176,043	607,212
ING Franklin Mutual Shares Portfolio - Service Class	378,936	110,742	268,194	413,146	21,197	391,949
ING Franklin Templeton Founding Strategy Portfolio - Service Class	1,213,517	176,582	1,036,935	614,347	18,005	596,342
ING Global Real Estate Portfolio - Service Class	444,275	90,816	353,459	278,702	140,330	138,372
ING Global Resources Portfolio - Service Class	595,096	143,172	451,924	209,488	45,177	164,311
ING Global Technology Portfolio - Service Class	52,721	135,522	(82,801)	93,413	24,367	69,046
ING International Growth Opportunities Portfolio - Service Class	260	-	260	-	81	(81)
ING Janus Contrarian Portfolio - Service Class	516,362	163,924	352,438	391,771	39,383	352,388
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	643,601	159,646	483,955	347,360	93,713	253,647
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	54,119	118,167	(64,048)	173,451	131,484	41,967
ING JPMorgan Value Opportunities Portfolio - Service Class	30,237	26,995	3,242	53,802	45,102	8,700
ING Julius Baer Foreign Portfolio - Service Class	471,520	155,456	316,064	472,728	77,348	395,380
ING Legg Mason Value Portfolio - Service Class	123,223	175,058	(51,835)	191,420	80,669	110,751
ING LifeStyle Aggressive Growth Portfolio - Service Class	693,092	272,678	420,414	965,677	249,513	716,164
ING LifeStyle Growth Portfolio - Service Class	3,317,153	668,503	2,648,650	2,016,854	299,623	1,717,231
ING LifeStyle Moderate Growth Portfolio - Service Class	3,949,059	937,270	3,011,789	1,977,479	335,255	1,642,224
ING LifeStyle Moderate Portfolio - Service Class	2,433,903	797,276	1,636,627	1,426,578	346,156	1,080,422
ING Limited Maturity Bond Portfolio - Service Class	-	3,341	(3,341)	454	12,959	(12,505)
ING Liquid Assets Portfolio - Service Class	6,644,519	4,540,533	2,103,986	3,024,661	1,504,548	1,520,113
ING Lord Abbett Affiliated Portfolio - Service Class	375	5,483	(5,108)	9,183	8,312	871
ING Marsico Growth Portfolio - Service Class	214,300	115,283	99,017	102,796	62,923	39,873
ING Marsico International Opportunities Portfolio - Service Class	452,899	111,006	341,893	131,019	53,321	77,698
ING MFS Total Return Portfolio - Service Class	243,463	184,586	58,877	163,716	97,373	66,343
ING MFS Utilities Portfolio - Service Class	482,581	176,256	306,325	208,276	59,296	148,980
ING Mid Cap Growth Portfolio - Service Class	41	172,078	(172,037)	12,386	12,031	355
ING Multi-Manager International Small Cap Portfolio - Class S	34,481	1,838	32,643	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	134,157	83,152	51,005	278,413	61,545	216,868
ING PIMCO Core Bond Portfolio - Service Class	2,690,115	812,128	1,877,987	424,612	187,210	237,402
ING PIMCO High Yield Portfolio - Service Class	117,013	132,544	(15,531)	255,348	74,339	181,009

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Pioneer Fund Portfolio - Service Class	8,624	4,034	4,590	11,195	821	10,374
ING Pioneer Mid Cap Value Portfolio - Service Class	469,577	136,058	333,519	179,855	52,914	126,941
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	1,107,839	335,683	772,156	726,179	95,800	630,379
ING T. Rowe Price Equity Income Portfolio - Service Class	389,067	280,946	108,121	323,180	85,729	237,451
ING Templeton Global Growth Portfolio - Service Class	123,145	159,265	(36,120)	476,614	99,682	376,932
ING UBS U.S. Allocation Portfolio - Service Class	103	50,896	(50,793)	677	3,814	(3,137)
ING Van Kampen Capital Growth Portfolio - Service Class	68,530	23,536	44,994	3,899	11,183	(7,284)
ING Van Kampen Global Franchise Portfolio - Service Class	222,059	259,300	(37,241)	270,346	28,591	241,755
ING Van Kampen Growth and Income Portfolio - Service Class	54,594	27,711	26,883	47,136	22,152	24,984
ING Van Kampen Large Cap Growth Portfolio - Service Class	2,620	60,993	(58,373)	8,990	8,014	976
ING Van Kampen Real Estate Portfolio - Service Class	42,640	91,356	(48,716)	272,497	124,750	147,747
ING VP Index Plus International Equity Portfolio - Service Class	103,609	18,673	84,936	160,411	14,447	145,964
ING Wells Fargo Disciplined Value Portfolio - Service Class	761	161,878	(161,117)	47,904	28,044	19,860
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	885	4,552	(3,667)	15,232	11,761	3,471
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	34,476	123	34,353	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Service Class	23,097	99	22,998	-	-	-
ING Baron Small Cap Growth Portfolio - Service Class	391,251	114,541	276,710	282,258	74,026	208,232
ING Columbia Small Cap Value II Portfolio - Service Class	238,276	44,787	193,489	169,916	19,933	149,983
ING Davis New York Venture Portfolio - Service Class	699,863	84,065	615,798	369,175	32,906	336,269
ING JPMorgan International Portfolio - Service Class	72,900	369,044	(296,144)	208,962	58,248	150,714
ING JPMorgan Mid Cap Value Portfolio - Service Class	108,258	24,447	83,811	4,875	14,648	(9,773)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	26,680	16,478	10,202	69,686	13,959	55,727
ING Neuberger Berman Partners Portfolio - Service Class	2,233	13,000	(10,767)	19,146	14,721	4,425
ING Neuberger Berman Regency Portfolio - Service Class	15,255	43,939	(28,684)	25,715	1,650	24,065
ING OpCap Balanced Value Portfolio - Service Class	663	663	-	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	444	1,115	(671)	456	1,244	(788)
ING Oppenheimer Global Portfolio - Service Class	242,989	122,093	120,896	269,841	174,620	95,221
ING Oppenheimer Strategic Income Portfolio - Service Class	10,060	20	10,040	-	-	-
ING PIMCO Total Return Portfolio - Service Class	10,622	20	10,602	-	-	-

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Service Class	3,431	6	3,425	-	-	-
ING Solution 2025 Portfolio - Service Class	112,477	229	112,248	-	-	-
ING Solution 2035 Portfolio - Service Class	11,684	43	11,641	-	-	-
ING Solution 2045 Portfolio - Service Class	2,149	8	2,141	-	-	-
ING Solution Income Portfolio - Service Class	5,993	(3)	5,996	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	64,952	160	64,792	-	-	-
ING T. Rowe Price Growth Equity Portfolio - Service Class	195,753	32,847	162,906	25,535	5,717	19,818
ING Templeton Foreign Equity Portfolio - Service Class	724,000	203,352	520,648	379,231	116,574	262,657
ING Thornburg Value Portfolio - Initial Class	17	89	(72)	11	693	(682)
ING Thornburg Value Portfolio - Service Class	11,709	24	11,685	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Service Class	23,989	3,306	20,683	9,759	3,896	5,863
ING UBS U.S. Small Cap Growth Portfolio - Service Class	325	4,668	(4,343)	4,030	406	3,624
ING Van Kampen Comstock Portfolio - Service Class	115,120	86,535	28,585	161,249	43,555	117,694
ING Van Kampen Equity and Income Portfolio - Service Class	222,595	73,728	148,867	51,967	11,227	40,740
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Growth Portfolio - Class S	11,105	31	11,074	-	-	-
ING VP Strategic Allocation Moderate Portfolio - Class S	3,242	13	3,229	-	-	-
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	228	20,107	(19,879)	211,741	10,737	201,004
ING VP Growth and Income Portfolio - Class S	131,574	9,319	122,255	550	-	550
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	-	292,894	(292,894)	523	32,548	(32,025)
ING GET U.S. Core Portfolio - Series 2	1,966	491,274	(489,308)	47	35,830	(35,783)
ING GET U.S. Core Portfolio - Series 3	1	24,262	(24,261)	-	37,583	(37,583)
ING GET U.S. Core Portfolio - Series 4	1	15,885	(15,884)	130	27,953	(27,823)
ING GET U.S. Core Portfolio - Series 5	-	26,458	(26,458)	356	17,979	(17,623)
ING GET U.S. Core Portfolio - Series 6	130	8,202	(8,072)	124	25,911	(25,787)
ING GET U.S. Core Portfolio - Series 7	-	28,729	(28,729)	-	39,724	(39,724)
ING GET U.S. Core Portfolio - Series 8	-	21,054	(21,054)	-	3,801	(3,801)
ING GET U.S. Core Portfolio - Series 9	-	22	(22)	-	12,515	(12,515)

	Year ended December 31					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 10	-	1,507	(1,507)	-	1,593	(1,593)
ING GET U.S. Core Portfolio - Series 11	-	444	(444)	370	482,871	(482,501)
ING GET U.S. Core Portfolio - Series 12	-	86	(86)	93	99,434	(99,341)
ING GET U.S. Core Portfolio - Series 13	27,897	30,786	(2,889)	242	878,357	(878,115)
ING GET U.S. Core Portfolio - Series 14	104	84,620	(84,516)	1,053,840	26,628	1,027,212
ING VP Global Equity Dividend Portfolio	8	24,904	(24,896)	320	8,649	(8,329)
ING Variable Portfolios, Inc.:						
ING BlackRock Global Science and Technology Portfolio - Class S	349,945	44,984	304,961	-	-	-
ING International Index Portfolio - Class S	102,000	6,388	95,612	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	268,444	39,133	229,311	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class S	3,172	14	3,158	-	-	-
ING Opportunistic Large Cap Value Portfolio - Class S	3,022	716	2,306	989	1,344	(355)
ING Russell™ Large Cap Index Portfolio - Class S	91,765	6,271	85,494	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	88,104	5,327	82,777	-	-	-
ING Russell™ Small Cap Index Portfolio - Class S	126,448	6,661	119,787	-	-	-
ING VP Index Plus LargeCap Portfolio - Class S	115,109	130,460	(15,351)	177,244	62,890	114,354
ING VP Index Plus MidCap Portfolio - Class S	179,068	94,974	84,094	146,769	73,633	73,136
ING VP Index Plus SmallCap Portfolio - Class S	143,404	95,158	48,246	157,602	53,555	104,047
ING VP Small Company Portfolio - Class S	177,314	9,731	167,583	-	-	-
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	756,878	163,458	593,420	-	-	-
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class S	77,477	179,968	(102,491)	50,665	27,701	22,964
ING VP International Value Portfolio - Class S	100,485	1,335	99,150	-	-	-
ING VP MidCap Opportunities Portfolio - Class S	480,346	26,347	453,999	-	76	(76)
ING VP Real Estate Portfolio - Class S	52,713	52,713	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class S	50,692	13,928	36,764	6,249	2,341	3,908
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class S	12,080	11,433	647	818	8,920	(8,102)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class S	1,880,237	970,831	909,406	555,634	184,334	371,300

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Legg Mason Partners Variable Equity Trust:						
Legg Mason Partners Variable International All Cap Opportunity Portfolio	242	1,298	(1,056)	-	1,668	(1,668)
Legg Mason Partners Variable Investors Portfolio	86	16,947	(16,861)	67,318	5,395	61,923
Legg Mason Partners Variable Lifestyle Allocation 50%	151	14,819	(14,668)	217	37,494	(37,277)
Legg Mason Partners Variable Lifestyle Allocation 70%	153	10,762	(10,609)	78	9,586	(9,508)
Legg Mason Partners Variable Lifestyle Allocation 85%	370	2,695	(2,325)	60	3,722	(3,662)
Legg Mason Partners Variable Income Trust:						
Legg Mason Partners Variable High Income Portfolio	106	569	(463)	-	2,288	(2,288)
Legg Mason Partners Variable Money Market Portfolio	840	3,995	(3,155)	3,306	6,918	(3,612)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	7,295	60	7,235	4,740	2	4,738
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	14,497	23	14,474	-	-	-
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	185,796	3,893	181,903	4,694	-	4,694
Pioneer Small Cap Value VCT Portfolio - Class II	336	2,861	(2,525)	693	3,202	(2,509)
ProFunds:						
ProFund VP Bull	3,965	5,396	(1,431)	2,049	1,846	203
ProFund VP Europe 30	561	2,269	(1,708)	533	1,402	(869)
ProFund VP Rising Rates Opportunity	2,421	16,303	(13,882)	8,373	14,707	(6,334)
ProFund VP Small-Cap	127	25,790	(25,663)	4,174	1,556	2,618

9. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 6	785.589	$ 7.95	$ 6,245
Band 9	57.992	7.69	446
Band 17	148.353	7.78	1,154
Band 20	7,061.536	7.61	53,738
Band 22	2,072.005	7.56	15,664
Band 24	4,946.920	7.71	38,141
Band 25	1,309.865	7.64	10,007
Band 26	1,312.551	7.59	9,962
	17,694.811		$ 135,357
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 6	131,312.566	$ 8.00	$ 1,050,501
Band 8	836.926	7.98	6,679
Band 9	17,124.399	7.97	136,481
Band 17	101,667.408	7.99	812,323
Band 19	3,490.455	7.98	27,854
Band 20	50,906.671	7.96	405,217
Band 22	2,086.745	7.95	16,590
Band 24	134,862.496	7.98	1,076,203
Band 25	100,377.649	7.97	800,010
Band 27	59,747.118	7.94	474,392
Band 28	3,475.171	7.94	27,593
Band 34	83,865.096	8.01	671,759
Band 35	33,095.205	7.99	264,431
	722,847.905		$ 5,770,033
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 1	1,516.303	$ 9.15	$ 13,874
Band 3	121.697	9.10	1,107
Band 6	19,699.005	9.15	180,246
Band 8	46.431	9.05	420
Band 9	1,922.782	8.98	17,267
Band 10	173.641	8.93	1,551
Band 17	24,219.529	9.08	219,913
Band 19	639.878	9.03	5,778
Band 20	8,596.380	8.91	76,594
Band 24	28,740.269	9.01	258,950
Band 25	4,033.691	8.95	36,102
Band 26	2,236.630	8.90	19,906
	91,946.236		$ 831,708

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP Equity-Income Portfolio - Service Class 2					
Contracts in accumulation period:					
Band 5	6,136.140	$	7.84	$	48,107
Band 6	105,146.737		7.72		811,733
Band 8	32,297.826		7.55		243,849
Band 9	98,655.165		7.44		733,994
Band 10	490.141		7.35		3,603
Band 17	97,341.633		7.55		734,929
Band 19	6,209.555		7.50		46,572
Band 20	18,281.875		7.38		134,920
Band 22	2,952.950		7.33		21,645
Band 24	57,819.876		7.48		432,493
Band 25	37,459.877		7.41		277,578
Band 28	1,557.345		7.27		11,322
Band 30	65,985.647		5.67		374,139
Band 31	87,200.349		5.65		492,682
	617,535.116			$	4,367,566
Fidelity® VIP Contrafund® Portfolio - Service Class 2					
Contracts in accumulation period:					
Band 1	1,948.010	$	8.64	$	16,831
Band 3	1,152.130		8.59		9,897
Band 5	11,828.601		10.53		124,555
Band 6	452,705.484		10.37		4,694,556
Band 7	1,599.938		10.26		16,415
Band 8	33,344.791		10.14		338,116
Band 9	175,122.042		9.99		1,749,469
Band 10	1,388.627		9.88		13,720
Band 17	438,607.743		9.31		4,083,438
Band 19	26,279.933		9.25		243,089
Band 20	150,445.260		9.11		1,370,556
Band 22	5,528.393		9.05		50,032
Band 24	254,080.796		9.23		2,345,166
Band 25	183,368.787		9.15		1,677,824
Band 26	10,233.035		9.09		93,018
Band 27	23,586.788		8.99		212,045
Band 28	52,202.132		8.97		468,253
Band 29	1,719.657		8.91		15,322
Band 30	267,449.732		6.39		1,709,004
Band 31	234,592.995		6.37		1,494,357
Band 34	34,818.188		6.29		219,006
Band 35	28,474.478		6.27		178,535
	2,390,477.540			$	21,123,204
Franklin Small Cap Value Securities Fund - Class 2					
Contracts in accumulation period:					
Band 30	33,740.887	$	6.47	$	218,304
Band 31	52,830.254		6.45		340,755
	86,571.141			$	559,059

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,770.658	$ 12.20	$ 58,202
Band 3	16,315.183	11.97	195,293
Band 6	77,683.262	7.36	571,749
Band 8	1,615.420	7.28	11,760
Band 9	31,841.794	7.23	230,216
Band 10	161.061	7.19	1,158
Band 17	107,743.468	7.31	787,605
Band 19	1,748.680	7.27	12,713
Band 20	10,252.272	7.17	73,509
Band 22	1,388.227	7.13	9,898
Band 24	39,943.080	7.25	289,587
Band 25	38,852.106	7.20	279,735
Band 26	7,954.814	7.16	56,956
Band 27	2,538.511	7.09	17,998
Band 28	2,268.818	7.08	16,063
Band 34	1,274.130	5.76	7,339
	346,351.484		$ 2,619,781
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 6	11,165.308	$ 7.20	$ 80,390
Band 9	4,520.993	7.17	32,416
Band 17	67,517.967	7.19	485,454
Band 20	16,314.711	7.16	116,813
Band 24	45,567.071	7.18	327,172
Band 25	49,622.226	7.17	355,791
Band 26	12,791.529	7.16	91,587
Band 27	8,946.870	7.15	63,970
Band 28	8,285.217	7.14	59,156
Band 34	25,289.722	7.20	182,086
Band 35	10,987.672	7.19	79,001
	261,009.286		$ 1,873,836

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 6	346,093.512	$ 8.86	$ 3,066,389
Band 8	652.506	8.84	5,768
Band 9	49,467.678	8.82	436,305
Band 17	131,457.451	8.84	1,162,084
Band 19	381.210	8.83	3,366
Band 20	69,463.639	8.80	611,280
Band 22	5,197.598	8.79	45,687
Band 24	113,979.587	8.83	1,006,440
Band 25	201,095.800	8.81	1,771,654
Band 26	5,895.593	8.80	51,881
Band 27	36,835.093	8.78	323,412
Band 28	14,229.269	8.77	124,791
Band 30	137,886.158	8.88	1,224,429
Band 31	65,527.676	8.87	581,230
Band 34	10,744.256	8.96	96,269
Band 35	8,774.768	8.94	78,446
	1,197,681.794		$ 10,589,431
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 1	1,140.475	$ 8.94	$ 10,196
Band 2	400.840	6.63	2,658
Band 3	8,772.632	8.87	77,813
Band 5	10,817.844	9.04	97,793
Band 6	973,551.116	8.94	8,703,547
Band 7	9.005	8.87	80
Band 8	11,249.474	8.80	98,995
Band 9	203,233.587	8.70	1,768,132
Band 10	5,984.679	8.63	51,648
Band 17	994,914.082	8.38	8,337,380
Band 19	41,611.771	8.33	346,626
Band 20	231,948.022	8.20	1,901,974
Band 22	90,878.426	8.14	739,750
Band 24	527,907.669	8.31	4,386,913
Band 25	662,264.181	8.23	5,450,434
Band 26	18,139.317	8.18	148,380
Band 27	41,374.879	8.09	334,723
Band 28	47,646.828	8.07	384,510
Band 30	178,359.041	5.87	1,046,968
Band 31	78,704.569	5.85	460,422
Band 34	12,532.370	5.92	74,192
Band 35	12,874.399	5.91	76,088
	4,154,315.206		$ 34,499,222

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 1	1,361.479	$ 8.84	$ 12,035
Band 2	331.316	7.13	2,362
Band 3	15,518.734	8.76	135,944
Band 5	8,886.906	8.93	79,360
Band 6	562,553.192	8.84	4,972,970
Band 8	9,774.617	8.70	85,039
Band 9	164,440.077	8.60	1,414,185
Band 10	8,938.573	8.53	76,246
Band 17	689,189.604	8.01	5,520,409
Band 19	43,327.268	7.95	344,452
Band 20	113,983.531	7.83	892,491
Band 22	12,581.737	7.78	97,886
Band 24	374,043.817	7.93	2,966,167
Band 25	514,997.347	7.87	4,053,029
Band 26	10,486.260	7.81	81,898
Band 27	21,961.854	7.73	169,765
Band 28	38,916.436	7.71	300,046
Band 30	54,024.106	6.23	336,570
Band 31	45,213.710	6.21	280,777
Band 34	5,669.534	6.56	37,192
Band 35	6,707.550	6.54	43,867
	2,702,907.648		$ 21,902,690
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 1	472.774	$ 12.73	$ 6,018
Band 2	178.313	8.28	1,476
Band 3	4,404.404	12.63	55,628
Band 5	671.163	12.87	8,638
Band 6	273,601.296	12.73	3,482,944
Band 7	13.154	12.63	166
Band 8	2,939.387	12.53	36,831
Band 9	74,083.559	12.40	918,636
Band 10	1,894.473	12.30	23,302
Band 17	447,504.445	10.67	4,774,872
Band 19	25,258.545	10.60	267,741
Band 20	86,930.164	10.44	907,551
Band 22	7,897.839	10.37	81,901
Band 24	288,031.798	10.58	3,047,376
Band 25	369,005.443	10.49	3,870,867
Band 26	17,780.344	10.42	185,271
Band 27	19,339.459	10.30	199,196
Band 28	36,741.212	10.28	377,700
Band 29	139.032	10.21	1,420
Band 30	161,533.523	6.60	1,066,121
Band 31	166,038.336	6.58	1,092,532
Band 34	13,144.150	6.28	82,545
Band 35	2,264.171	6.27	14,196
	1,999,866.984		$ 20,502,928

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	823.061	$ 7.81	$ 6,428
Band 3	2,957.350	7.77	22,979
Band 5	1,886.038	7.87	14,843
Band 6	88,481.871	7.81	691,043
Band 8	472.752	7.73	3,654
Band 9	21,325.129	7.67	163,564
Band 17	51,777.070	7.76	401,790
Band 19	722.486	7.71	5,570
Band 20	8,468.457	7.61	64,445
Band 22	4,009.517	7.57	30,352
Band 24	16,130.260	7.70	124,203
Band 25	11,137.052	7.64	85,087
Band 26	254.613	7.60	1,935
Band 27	2,291.856	7.52	17,235
Band 28	1,360.370	7.51	10,216
Band 30	628.072	6.36	3,995
Band 34	543.842	6.73	3,660
Band 35	4,382.641	6.72	29,451
	217,652.437		$ 1,680,450
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	18,270.930	$ 8.46	$ 154,572
Band 9	2,452.916	8.31	20,384
Band 17	12,706.504	8.40	106,735
Band 20	2,052.285	8.24	16,911
Band 24	9,105.356	8.34	75,939
Band 26	705.375	8.23	5,805
Band 27	1,019.625	8.15	8,310
	46,312.991		$ 388,656
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	542.170	$ 9.57	$ 5,189
Band 5	3,475.067	9.27	32,214
Band 6	154,641.871	9.18	1,419,612
Band 8	4,059.968	9.05	36,743
Band 9	23,335.330	8.97	209,318
Band 17	110,625.805	9.92	1,097,408
Band 19	2,245.363	9.86	22,139
Band 20	20,618.321	9.70	199,998
Band 22	210.942	9.64	2,033
Band 24	53,837.593	9.83	529,224
Band 25	33,271.638	9.75	324,398
Band 26	751.589	9.68	7,275
Band 27	35,883.680	9.58	343,766
Band 28	2,346.896	9.55	22,413
Band 34	300.354	7.55	2,268
	446,146.587		$ 4,253,998

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,062.550	$ 8.95	$ 9,510
Band 6	7,130.892	8.86	63,180
Band 8	490.490	8.74	4,287
Band 9	830.882	8.66	7,195
Band 17	9,266.461	9.45	87,568
Band 20	61.258	9.24	566
Band 24	458.327	9.36	4,290
Band 31	3,031.027	7.48	22,672
	22,331.887		$ 199,268
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	6,748.572	$ 10.16	$ 68,565
Band 3	116,078.614	10.03	1,164,268
Band 6	131,939.619	9.03	1,191,415
Band 8	617.742	8.93	5,516
Band 9	39,804.313	8.87	353,064
Band 17	128,284.548	8.96	1,149,430
Band 19	2,700.513	8.91	24,062
Band 20	32,504.258	8.80	286,037
Band 22	1,718.440	8.75	15,036
Band 24	99,182.557	8.90	882,725
Band 25	128,865.675	8.83	1,137,884
Band 26	1,787.929	8.78	15,698
Band 27	5,154.615	8.70	44,845
Band 28	18,487.824	8.68	160,474
Band 34	167.713	6.56	1,100
	714,042.932		$ 6,500,119
ING Focus 5 Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	21,430.308	$ 5.59	$ 119,795
Band 8	656.039	5.57	3,654
Band 9	9,528.210	5.56	52,977
Band 17	62,523.170	5.58	348,879
Band 20	352.980	5.54	1,956
Band 24	40,929.027	5.56	227,565
Band 25	16,790.164	5.55	93,185
Band 27	32,899.056	5.52	181,603
Band 28	17,010.592	5.51	93,728
Band 31	4,591.699	6.41	29,433
Band 35	19,531.422	6.26	122,267
	226,242.667		$ 1,275,042

ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	722.508	$ 7.71	$ 5,571
Band 6	290,277.814	7.74	2,246,750
Band 8	4,974.879	7.68	38,207
Band 9	89,829.157	7.64	686,295
Band 10	3,798.614	7.61	28,907
Band 17	191,170.318	7.70	1,472,011
Band 19	9,984.229	7.67	76,579
Band 20	56,147.275	7.60	426,719
Band 22	266.775	7.57	2,019
Band 24	317,206.702	7.66	2,429,803
Band 25	143,230.698	7.62	1,091,418
Band 26	3,727.922	7.59	28,295
Band 27	21,112.484	7.54	159,188
Band 28	34,313.005	7.52	258,034
Band 34	5,428.932	7.25	39,360
Band 35	12,771.840	7.23	92,340
	1,184,963.152		$ 9,081,496
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	2,263.620	$ 7.34	$ 16,615
Band 6	195,494.832	7.31	1,429,067
Band 8	2,968.347	7.27	21,580
Band 9	39,062.730	7.25	283,205
Band 10	1,457.086	7.23	10,535
Band 17	89,133.266	7.29	649,782
Band 19	8,051.304	7.27	58,533
Band 20	9,955.470	7.22	71,878
Band 22	1,685.877	7.21	12,155
Band 24	148,151.722	7.26	1,075,582
Band 25	103,386.500	7.24	748,518
Band 26	3,298.310	7.22	23,814
Band 27	11,397.695	7.19	81,949
Band 28	18,975.610	7.18	136,245
Band 34	1,114.374	6.63	7,388
Band 35	23,746.112	6.61	156,962
	660,142.855		$ 4,783,808

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	193,792.663	$ 6.11	$ 1,184,073
Band 9	85,822.776	6.06	520,086
Band 10	3,099.950	6.04	18,724
Band 17	425,218.036	6.09	2,589,578
Band 19	31,638.318	6.07	192,045
Band 20	81,079.240	6.03	488,908
Band 22	2,305.899	6.02	13,882
Band 24	342,974.806	6.07	2,081,857
Band 25	202,954.608	6.04	1,225,846
Band 26	35,908.899	6.03	216,531
Band 27	70,379.080	6.00	422,274
Band 28	29,040.513	6.00	174,243
Band 31	2,294.933	6.72	15,422
Band 34	88,421.613	6.82	603,035
Band 35	38,345.407	6.80	260,749
	1,633,276.741		$ 10,007,253
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	88,338.181	$ 7.24	$ 639,568
Band 7	63.404	7.21	457
Band 8	221.909	7.18	1,593
Band 9	23,960.298	7.14	171,077
Band 17	65,349.894	7.20	470,519
Band 19	11,264.116	7.17	80,764
Band 20	23,106.369	7.10	164,055
Band 22	4,154.103	7.08	29,411
Band 24	45,328.779	7.16	324,554
Band 25	136,050.910	7.12	968,682
Band 26	1,804.709	7.09	12,795
Band 27	26,067.928	7.05	183,779
Band 28	20,226.523	7.04	142,395
Band 30	87,459.295	5.70	498,518
Band 31	104,982.562	5.69	597,351
Band 34	1,128.354	6.21	7,007
Band 35	773.380	6.19	4,787
	640,280.714		$ 4,297,312

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	888.629	$ 28.35	$ 25,193
Band 3	2,347.788	27.51	64,588
Band 5	1,530.741	12.41	18,996
Band 6	142,019.009	12.31	1,748,254
Band 8	1,269.333	12.18	15,460
Band 9	135,835.324	12.09	1,642,249
Band 17	180,126.722	12.22	2,201,149
Band 19	13,105.492	12.15	159,232
Band 20	47,914.452	11.99	574,494
Band 22	3,224.870	11.93	38,473
Band 24	122,531.687	12.13	1,486,309
Band 25	92,631.011	12.04	1,115,277
Band 26	6,250.061	11.97	74,813
Band 27	44,003.773	11.86	521,885
Band 28	6,095.971	11.83	72,115
Band 29	139.373	11.77	1,640
Band 34	1,856.265	6.20	11,509
Band 35	2,563.945	6.19	15,871
	804,334.446		$ 9,787,507
ING International Growth Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	19,605.379	$ 7.58	$ 148,609
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	368.659	$ 8.74	$ 3,222
Band 3	76,639.283	8.63	661,397
Band 5	2,098.460	9.68	20,313
Band 6	252,270.948	9.59	2,419,278
Band 7	23.739	9.52	226
Band 9	25,796.691	9.37	241,715
Band 17	131,642.107	9.84	1,295,358
Band 19	9,305.362	9.78	91,006
Band 20	21,710.974	9.63	209,077
Band 22	1,108.844	9.56	10,601
Band 24	85,188.480	9.76	831,440
Band 25	65,097.162	9.67	629,490
Band 26	3,003.639	9.61	28,865
Band 27	5,338.317	9.50	50,714
Band 28	27,779.628	9.48	263,351
Band 34	36,313.874	5.30	192,464
Band 35	8,165.989	5.29	43,198
	751,852.156		$ 6,991,715

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,589.522	$ 12.42	$ 32,162
Band 3	9,932.040	12.22	121,370
Band 5	1,605.579	12.22	19,620
Band 6	234,749.800	12.13	2,847,515
Band 7	986.148	12.06	11,893
Band 8	2,429.628	11.99	29,131
Band 9	46,736.534	11.90	556,165
Band 10	155.484	11.84	1,841
Band 17	158,066.153	12.04	1,903,116
Band 19	21,523.814	11.97	257,640
Band 20	39,217.703	11.81	463,161
Band 22	2,234.564	11.75	26,256
Band 24	108,079.868	11.95	1,291,554
Band 25	182,754.232	11.86	2,167,465
Band 26	8,494.555	11.79	100,151
Band 27	33,931.872	11.68	396,324
Band 28	11,675.297	11.65	136,017
Band 29	240.350	11.59	2,786
Band 30	78,727.317	5.05	397,573
Band 31	88,909.345	5.04	448,103
Band 34	10,652.140	5.29	56,350
Band 35	2,067.545	5.28	10,917
	1,045,759.490		$ 11,277,110
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	960.358	$ 10.39	$ 9,978
Band 6	85,644.177	10.25	877,853
Band 8	1,446.415	10.05	14,536
Band 9	12,694.041	9.91	125,798
Band 17	109,823.919	9.31	1,022,461
Band 19	3,233.377	9.25	29,909
Band 20	19,352.835	9.10	176,111
Band 22	5,334.680	9.04	48,226
Band 24	52,719.577	9.23	486,602
Band 25	103,343.096	9.14	944,556
Band 26	159.599	9.08	1,449
Band 27	1,296.785	8.98	11,645
Band 28	2,384.092	8.96	21,361
	398,392.951		$ 3,770,485

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,420.757	$ 7.42	$ 10,542
Band 6	63,628.003	7.36	468,302
Band 8	6,135.341	7.28	44,665
Band 9	16,301.441	7.23	117,859
Band 17	21,770.234	7.31	159,140
Band 19	9,006.836	7.27	65,480
Band 20	3,801.593	7.17	27,257
Band 22	407.000	7.13	2,902
Band 24	8,812.066	7.25	63,887
Band 25	8,563.932	7.20	61,660
Band 26	810.788	7.16	5,805
Band 27	1,030.140	7.09	7,304
Band 28	3,530.701	7.08	24,997
	145,218.832		$ 1,059,800
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,931.742	$ 9.64	$ 18,622
Band 6	242,281.901	11.56	2,800,779
Band 8	2,436.301	11.33	27,603
Band 9	21,895.234	11.18	244,789
Band 17	307,199.200	11.04	3,391,479
Band 19	9,399.353	10.97	103,111
Band 20	36,639.753	10.80	395,709
Band 22	5,687.786	10.73	61,030
Band 24	165,283.395	10.94	1,808,200
Band 25	229,399.371	10.85	2,488,983
Band 26	7,788.695	10.77	83,884
Band 27	2,031.598	10.66	21,657
Band 28	12,344.587	10.63	131,223
Band 29	527.586	10.56	5,571
Band 34	399.924	6.16	2,464
Band 35	32,299.309	6.14	198,318
	1,077,545.735		$ 11,783,422

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	5,275.546	$ 4.27	$ 22,527
Band 5	4,449.684	4.40	19,579
Band 6	199,556.503	4.33	864,080
Band 8	3,902.799	4.22	16,470
Band 9	29,379.949	4.15	121,927
Band 17	120,320.047	5.14	618,445
Band 19	132.673	5.11	678
Band 20	31,068.400	5.03	156,274
Band 22	8,841.450	5.00	44,207
Band 24	134,437.508	5.10	685,631
Band 25	58,920.739	5.05	297,550
Band 26	8,259.890	5.02	41,465
Band 27	499.928	4.97	2,485
Band 28	708.507	4.95	3,507
Band 31	3,460.875	4.32	14,951
	609,214.498		$ 2,909,776
ING LifeStyle Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	774,501.582	$ 8.20	$ 6,350,913
Band 8	3,519.752	8.09	28,475
Band 9	105,232.201	8.01	842,910
Band 17	667,728.476	8.29	5,535,469
Band 19	38,136.618	8.23	313,864
Band 20	52,952.351	8.11	429,444
Band 22	3,437.178	8.05	27,669
Band 24	404,523.884	8.22	3,325,186
Band 25	203,262.889	8.14	1,654,560
Band 26	7,427.853	8.09	60,091
Band 27	16,875.824	8.00	135,007
Band 28	43,909.599	7.98	350,399
Band 34	14,501.329	6.27	90,923
Band 35	40,214.270	6.26	251,741
	2,376,223.806		$ 19,396,651

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	882.878	$ 8.70	$ 7,681
Band 6	1,501,518.374	8.62	12,943,088
Band 8	2,363.988	8.50	20,094
Band 9	186,057.863	8.42	1,566,607
Band 10	9,238.129	8.36	77,231
Band 17	1,861,862.715	8.63	16,067,875
Band 19	113,738.578	8.57	974,740
Band 20	205,597.979	8.44	1,735,247
Band 22	20,809.499	8.38	174,384
Band 24	1,516,040.887	8.55	12,962,150
Band 25	1,005,220.873	8.48	8,524,273
Band 26	83,389.648	8.42	702,141
Band 27	132,546.066	8.33	1,104,109
Band 28	223,052.923	8.31	1,853,570
Band 34	41,656.759	6.69	278,684
Band 35	67,934.055	6.68	453,799
	6,971,911.214		$ 59,445,673
ING LifeStyle Moderate Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	19,773.642	$ 9.06	$ 179,149
Band 6	1,868,732.583	8.97	16,762,531
Band 7	689.475	8.91	6,143
Band 8	43,033.498	8.85	380,846
Band 9	271,202.128	8.77	2,378,443
Band 17	2,076,177.439	8.93	18,540,265
Band 19	181,889.318	8.87	1,613,358
Band 20	358,613.858	8.74	3,134,285
Band 22	8,587.422	8.68	74,539
Band 24	1,632,503.260	8.85	14,447,654
Band 25	729,481.650	8.77	6,397,554
Band 26	48,000.593	8.72	418,565
Band 27	154,503.676	8.62	1,331,822
Band 28	82,557.501	8.60	709,995
Band 34	104,638.206	7.10	742,931
Band 35	24,110.038	7.09	170,940
	7,604,494.287		$ 67,289,020

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	16,608.045	$ 8.91	$ 147,978
Band 4	2,656.843	8.34	22,158
Band 5	1,983.913	9.49	18,827
Band 6	602,631.223	9.40	5,664,733
Band 7	591.981	9.34	5,529
Band 8	23,285.128	9.27	215,853
Band 9	185,161.274	9.19	1,701,632
Band 10	2,130.247	9.12	19,428
Band 17	838,059.282	9.27	7,768,810
Band 19	65,398.385	9.21	602,319
Band 20	154,137.904	9.06	1,396,489
Band 22	27,883.599	9.00	250,952
Band 24	617,039.612	9.19	5,670,594
Band 25	824,195.422	9.10	7,500,178
Band 26	57,447.875	9.04	519,329
Band 27	129,468.415	8.94	1,157,448
Band 28	64,389.938	8.92	574,358
Band 29	7,688.877	8.86	68,123
Band 34	123,116.262	7.59	934,452
Band 35	161,263.446	7.57	1,220,764
	3,905,137.671		$ 35,459,954
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,959.449	$ 22.16	$ 109,901
Band 3	14,983.496	21.50	322,145
	19,942.945		$ 432,046
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	14,752.944	$ 17.65	$ 260,389
Band 3	62,954.688	17.12	1,077,784
Band 4	3,951.271	10.15	40,105
Band 5	58,286.540	18.35	1,069,558
Band 6	320,053.400	17.65	5,648,943
Band 7	20,123.776	17.12	344,519
Band 8	196,907.488	16.61	3,270,633
Band 9	465,880.345	15.95	7,430,792
Band 10	55,556.367	15.48	860,013
Band 17	572,999.167	10.91	6,251,421
Band 19	29,542.837	10.83	319,949
Band 20	298,443.881	10.67	3,184,396
Band 22	19,925.499	10.60	211,210
Band 24	702,458.255	10.81	7,593,574
Band 25	737,971.352	10.72	7,911,053
Band 26	80,612.997	10.64	857,722
Band 27	240,712.829	10.53	2,534,706

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class (continued)			
Band 28	30,856.267	$ 10.50	$ 323,991
Band 29	4,806.066	10.43	50,127
Band 30	92,175.272	10.29	948,484
Band 31	388.604	10.26	3,987
Band 34	180,318.802	10.09	1,819,417
Band 35	25,075.881	10.07	252,514
	4,214,754.528		$ 52,265,287
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	6,163.293	$ 8.77	$ 54,052
Band 6	4,456.513	9.40	41,891
Band 17	11,804.195	8.37	98,801
Band 19	3,108.486	8.32	25,863
Band 24	3,093.004	8.30	25,672
Band 25	1,346.091	8.23	11,078
	29,971.582		$ 257,357
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	11,668.924	$ 11.45	$ 133,609
Band 3	150,937.493	11.23	1,695,028
Band 6	123,543.103	8.31	1,026,643
Band 8	236.777	8.19	1,939
Band 9	34,277.228	8.12	278,331
Band 10	169.122	8.06	1,363
Band 17	143,261.785	8.39	1,201,966
Band 19	3,861.969	8.33	32,170
Band 20	10,198.491	8.21	83,730
Band 22	367.355	8.15	2,994
Band 24	71,236.212	8.32	592,685
Band 25	55,063.792	8.24	453,726
Band 26	6,907.444	8.19	56,572
Band 27	8,834.601	8.10	71,560
Band 28	13,238.290	8.08	106,965
Band 34	2,351.991	6.56	15,429
Band 35	3,157.044	6.55	20,679
	639,311.621		$ 5,775,389

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	12,071.957	$ 8.99	$ 108,527
Band 5	1,219.488	9.10	11,097
Band 6	173,267.074	9.04	1,566,334
Band 7	231.374	8.99	2,080
Band 8	1,699.432	8.94	15,193
Band 9	29,419.092	8.87	260,947
Band 17	63,983.673	8.97	573,934
Band 19	11,909.020	8.92	106,228
Band 20	21,344.190	8.80	187,829
Band 22	892.448	8.75	7,809
Band 24	92,850.994	8.90	826,374
Band 25	87,338.271	8.84	772,070
Band 26	4,715.061	8.79	41,445
Band 27	1,244.823	8.71	10,842
Band 28	9,149.494	8.69	79,509
Band 29	1,638.186	8.64	14,154
Band 30	56,208.373	5.28	296,780
Band 31	74,576.867	5.28	393,766
Band 34	1,853.456	5.57	10,324
	645,613.273		$ 5,285,242
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,974.071	$ 21.79	$ 86,595
Band 2	5,631.337	21.79	122,707
Band 3	36,459.310	21.33	777,677
Band 4	24,830.357	21.33	529,632
Band 5	3,722.203	22.43	83,489
Band 6	73,725.840	21.79	1,606,486
Band 8	13,742.201	20.88	286,937
Band 9	32,916.806	20.29	667,882
Band 10	1,431.493	19.86	28,429
Band 17	119,316.434	9.43	1,125,154
Band 19	17,159.753	9.37	160,787
Band 20	67,210.587	9.23	620,354
Band 22	4,896.002	9.17	44,896
Band 24	171,931.614	9.35	1,607,561
Band 25	100,308.484	9.27	929,860
Band 26	5,390.036	9.21	49,642
Band 27	10,017.970	9.10	91,164
Band 28	12,649.651	9.08	114,859
Band 30	19,119.494	7.88	150,662
Band 31	3,331.690	7.86	26,187
Band 34	2,275.094	8.02	18,246
Band 35	1,577.085	8.00	12,617
	731,617.512		$ 9,141,823

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	101.545	$ 11.40	$ 1,158
Band 3	443.189	11.34	5,026
Band 6	181,270.205	11.40	2,066,480
Band 7	10.765	11.34	122
Band 8	4,965.874	11.28	56,015
Band 9	40,913.856	11.19	457,826
Band 17	152,192.148	11.32	1,722,815
Band 19	12,238.554	11.26	137,806
Band 20	31,594.926	11.11	351,020
Band 22	3,369.298	11.05	37,231
Band 24	59,136.649	11.23	664,105
Band 25	53,671.977	11.15	598,443
Band 26	1,482.316	11.09	16,439
Band 27	17,065.168	10.98	187,376
Band 28	7,769.039	10.96	85,149
Band 30	33,634.098	6.35	213,577
Band 31	91,382.729	6.35	580,280
Band 34	720.881	6.56	4,729
Band 35	1,189.061	6.55	7,788
	693,152.278		$ 7,193,385
ING Multi-Manager International Small Cap Portfolio - Class S			
Contracts in accumulation period:			
Band 6	18,576.822	$ 5.35	$ 99,386
Band 17	1,032.275	5.35	5,523
Band 20	6,469.221	5.33	34,481
Band 24	3,670.069	5.34	19,598
Band 25	721.499	5.33	3,846
Band 27	1,457.688	5.32	7,755
Band 34	715.043	5.36	3,833
	32,642.617		$ 174,422
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Band 1	1,595.800	$ 15.52	$ 24,767
Band 2	13,047.829	15.52	202,502
Band 3	15,656.593	15.20	237,980
Band 4	28,005.488	15.20	425,683
Band 5	662.856	15.98	10,592
Band 6	31,304.945	15.52	485,853
Band 8	6,542.903	14.88	97,358
Band 9	36,437.252	14.45	526,518
Band 17	75,492.923	8.14	614,512
Band 19	4,667.308	8.09	37,759
Band 20	13,243.662	7.96	105,420
Band 22	3,228.549	7.91	25,538
Band 24	24,689.115	8.07	199,241
Band 25	268,739.860	8.00	2,149,919
Band 27	5,310.662	7.86	41,742
Band 28	12,233.541	7.84	95,911
	540,859.286		$ 5,281,295

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	8,810.486	$ 15.91	$ 140,175
Band 3	13,314.807	15.57	207,312
Band 5	6,600.239	16.38	108,112
Band 6	297,313.819	15.91	4,730,263
Band 7	3,438.873	15.57	53,543
Band 8	14,030.130	15.25	213,959
Band 9	128,706.528	14.82	1,907,431
Band 10	8,226.797	14.50	119,289
Band 17	604,820.832	11.61	7,021,970
Band 19	36,065.795	11.54	416,199
Band 20	251,257.680	11.36	2,854,287
Band 22	11,396.250	11.29	128,664
Band 24	317,913.659	11.51	3,659,186
Band 25	667,100.850	11.41	7,611,621
Band 26	12,609.640	11.34	142,993
Band 27	51,296.658	11.21	575,036
Band 28	131,317.455	11.18	1,468,129
Band 30	20,790.836	10.86	225,788
Band 34	21,946.598	10.04	220,344
Band 35	45,912.750	10.02	460,046
	2,652,870.682		$ 32,264,347
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,348.371	$ 9.33	$ 21,910
Band 3	40,676.239	9.26	376,662
Band 5	2,074.046	9.42	19,538
Band 6	100,970.194	9.33	942,052
Band 8	7,102.799	9.20	65,346
Band 9	29,426.677	9.11	268,077
Band 10	888.238	9.05	8,039
Band 17	129,112.410	8.98	1,159,429
Band 19	7,689.723	8.92	68,592
Band 20	47,575.453	8.78	417,712
Band 22	961.073	8.72	8,381
Band 24	68,448.872	8.90	609,195
Band 25	56,269.036	8.82	496,293
Band 26	4,790.854	8.76	41,968
Band 27	19,138.084	8.67	165,927
Band 28	3,657.249	8.65	31,635
Band 30	5,836.462	7.98	46,575
Band 31	8,593.776	7.96	68,406
	535,559.556		$ 4,815,737

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	3,793.186	$ 8.48	$ 32,166
Band 8	25.317	8.38	212
Band 9	852.510	8.32	7,093
Band 17	6,776.023	8.41	56,986
Band 19	491.449	8.37	4,113
Band 20	503.636	8.26	4,160
Band 24	3,573.892	8.35	29,842
Band 25	3,445.005	8.29	28,559
Band 27	1,998.777	8.16	16,310
Band 30	3,853.514	6.71	25,857
	25,313.309		$ 205,298
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	8,446.975	$ 8.33	$ 70,363
Band 3	31,608.182	8.28	261,716
Band 6	214,684.391	8.33	1,788,321
Band 8	337.877	8.24	2,784
Band 9	28,955.814	8.18	236,859
Band 10	188.690	8.13	1,534
Band 17	203,910.296	8.27	1,686,338
Band 19	2,594.719	8.22	21,329
Band 20	39,530.587	8.11	320,593
Band 22	3,309.347	8.07	26,706
Band 24	74,566.080	8.20	611,442
Band 25	43,087.753	8.14	350,734
Band 26	10,354.877	8.10	83,875
Band 27	4,393.448	8.02	35,235
Band 28	4,536.426	8.01	36,337
Band 29	1,399.828	7.96	11,143
Band 30	49,011.483	6.71	328,867
Band 31	57,907.166	6.69	387,399
	778,823.939		$ 6,261,575

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,963.633	$ 36.14	$ 107,106
Band 3	10,972.174	35.06	384,684
Band 5	1,472.838	9.27	13,653
Band 6	882,397.261	9.20	8,118,055
Band 8	6,119.173	9.10	55,684
Band 9	57,845.509	9.03	522,345
Band 17	483,335.987	9.13	4,412,858
Band 19	26,541.313	9.08	240,995
Band 20	146,472.766	8.96	1,312,396
Band 22	5,702.618	8.91	50,810
Band 24	288,035.723	9.06	2,609,604
Band 25	119,972.170	8.99	1,078,550
Band 26	14,330.243	8.94	128,112
Band 27	5,989.431	8.86	53,066
Band 28	24,039.050	8.84	212,505
Band 30	26,484.942	7.23	191,486
Band 34	63,638.571	7.41	471,562
	2,166,313.402		$ 19,963,471
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,218.277	$ 22.85	$ 50,688
Band 3	10,775.818	22.17	238,900
Band 6	169,512.402	8.73	1,479,843
Band 8	975.857	8.61	8,402
Band 9	45,745.770	8.53	390,211
Band 10	491.776	8.47	4,165
Band 17	109,113.756	8.53	930,740
Band 19	12,121.296	8.47	102,667
Band 20	24,786.939	8.34	206,723
Band 22	2,851.779	8.29	23,641
Band 24	114,726.883	8.45	969,442
Band 25	250,965.074	8.38	2,103,087
Band 26	5,279.799	8.32	43,928
Band 27	2,204.569	8.23	18,144
Band 28	8,562.728	8.21	70,300
Band 30	39,463.598	6.52	257,303
Band 31	42,708.738	6.50	277,607
Band 34	1,680.479	6.77	11,377
Band 35	4,019.925	6.76	27,175
	848,205.463		$ 7,214,343

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	5,163.006	$ 16.27	$ 84,002
Band 3	21,695.954	15.88	344,532
Band 6	132,519.563	8.35	1,106,538
Band 8	16,839.142	8.26	139,091
Band 9	75,590.629	8.19	619,087
Band 17	82,347.474	8.29	682,661
Band 19	7,639.981	8.24	62,953
Band 20	7,560.710	8.13	61,469
Band 22	2,029.503	8.09	16,419
Band 24	94,304.876	8.22	775,186
Band 25	110,865.936	8.16	904,666
Band 26	931.696	8.12	7,565
Band 27	4,042.955	8.04	32,505
Band 28	11,277.283	8.02	90,444
Band 34	1,883.945	6.57	12,378
Band 35	481.261	6.56	3,157
	575,173.914		$ 4,942,653
ING Van Kampen Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	3,627.807	$ 7.86	$ 28,515
Band 6	30,798.371	7.80	240,227
Band 8	4,801.319	7.71	37,018
Band 9	13,856.856	7.65	106,005
Band 17	5,185.986	7.74	40,140
Band 19	614.190	7.69	4,723
Band 20	2,021.017	7.59	15,340
Band 22	455.310	7.55	3,438
Band 24	5,394.178	7.68	41,427
Band 25	881.866	7.62	6,720
Band 28	222.394	7.49	1,666
Band 30	500.338	5.36	2,682
Band 31	1,345.267	5.35	7,197
	69,704.899		$ 535,098

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	118.601	$ 9.76	$ 1,158
Band 3	786.228	9.71	7,634
Band 6	30,191.422	9.76	294,668
Band 9	4,369.468	9.58	41,860
Band 17	50,112.482	9.69	485,590
Band 19	238.559	9.63	2,297
Band 20	26,358.371	9.51	250,668
Band 24	95,482.226	9.62	918,539
Band 25	60,005.991	9.54	572,457
Band 26	403.224	9.49	3,827
Band 27	34,541.822	9.40	324,693
Band 28	3,217.443	9.38	30,180
Band 35	22,177.760	7.61	168,773
	328,003.597		$ 3,102,344
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,550.539	$ 22.16	$ 56,520
Band 2	569.938	7.70	4,389
Band 3	26,000.933	21.66	563,180
Band 6	48,457.402	8.64	418,672
Band 8	1,029.881	8.54	8,795
Band 9	10,945.196	8.48	92,815
Band 10	146.868	8.43	1,238
Band 17	35,635.818	8.58	305,755
Band 19	2,822.150	8.53	24,073
Band 20	3,694.379	8.42	31,107
Band 22	200.900	8.37	1,682
Band 24	27,035.364	8.51	230,071
Band 25	8,511.641	8.45	71,923
Band 26	7,198.864	8.40	60,470
Band 28	46.488	8.30	386
Band 34	455.326	7.21	3,283
	175,301.687		$ 1,874,359

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,730.725	$ 40.99	$ 70,942
Band 3	1,058.779	39.77	42,108
Band 5	528.655	10.86	5,741
Band 6	120,926.846	10.76	1,301,173
Band 8	255.822	10.61	2,714
Band 9	11,635.351	10.51	122,288
Band 17	76,435.007	9.10	695,559
Band 19	8,538.783	9.04	77,191
Band 20	24,966.797	8.90	222,204
Band 22	550.820	8.84	4,869
Band 24	46,533.879	9.02	419,736
Band 25	31,463.272	8.94	281,282
Band 26	9,139.422	8.88	81,158
Band 27	3,984.647	8.78	34,985
Band 28	3,049.993	8.76	26,718
Band 29	435.890	8.71	3,797
	341,234.688		$ 3,392,465
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	3,559.501	$ 7.52	$ 26,767
Band 5	987.189	7.60	7,503
Band 6	114,504.621	7.55	864,510
Band 8	67.103	7.48	502
Band 9	11,622.003	7.44	86,468
Band 17	24,365.884	7.51	182,988
Band 19	813.938	7.47	6,080
Band 20	2,727.321	7.39	20,155
Band 24	13,701.728	7.46	102,215
Band 25	4,225.484	7.41	31,311
Band 26	936.757	7.38	6,913
Band 27	883.012	7.32	6,464
Band 30	33,735.556	6.01	202,751
Band 31	51,129.820	6.00	306,779
	263,259.917		$ 1,851,406
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	453.563	$ 7.25	$ 3,288
Band 6	11,468.924	7.25	83,150
Band 9	1,420.601	7.14	10,143
Band 17	6,169.874	7.20	44,423
Band 19	531.190	7.17	3,809
Band 20	1,519.020	7.09	10,770
Band 24	7,622.480	7.16	54,577
Band 25	161.568	7.11	1,149
	29,347.220		$ 211,309

Division/Contract	Units	Unit Value	Extended Value
ING American Century Large Company Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	15,713.919	$ 6.17	$ 96,955
Band 31	18,638.790	6.15	114,629
	34,352.709		$ 211,584
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	10,217.993	$ 7.03	$ 71,832
Band 31	12,780.241	7.01	89,589
	22,998.234		$ 161,421
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	604.327	$ 7.58	$ 4,581
Band 5	381.211	7.68	2,928
Band 6	242,330.667	7.62	1,846,560
Band 8	663.906	7.54	5,006
Band 9	13,823.139	7.48	103,397
Band 10	181.957	7.44	1,354
Band 17	238,972.336	7.56	1,806,631
Band 19	9,459.691	7.52	71,137
Band 20	40,636.779	7.42	301,525
Band 22	3,615.224	7.38	26,680
Band 24	112,852.907	7.51	847,525
Band 25	64,892.397	7.45	483,448
Band 26	5,608.857	7.41	41,562
Band 27	4,247.162	7.34	31,174
Band 28	13,458.346	7.32	98,515
Band 30	27,452.726	6.05	166,089
Band 31	24,774.338	6.04	149,637
Band 34	1,306.859	6.39	8,351
Band 35	471.328	6.37	3,002
	805,734.157		$ 5,999,102
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	105,154.859	$ 6.66	$ 700,331
Band 8	562.728	6.61	3,720
Band 9	6,368.212	6.57	41,839
Band 17	90,622.496	6.63	600,827
Band 19	2,699.195	6.60	17,815
Band 20	26,915.037	6.54	176,024
Band 22	938.539	6.51	6,110
Band 24	95,818.320	6.59	631,443
Band 25	60,889.137	6.55	398,824
Band 26	5,492.132	6.53	35,864
Band 27	10,537.429	6.48	68,283
Band 28	18,358.719	6.47	118,781
Band 29	863.769	6.45	5,571
Band 34	1,470.795	7.06	10,384
Band 35	2,912.389	7.04	20,503
	429,603.756		$ 2,836,319

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	198,967.493	$ 6.88	$ 1,368,896
Band 9	38,966.674	6.77	263,804
Band 17	257,658.971	6.84	1,762,387
Band 19	653.465	6.80	4,444
Band 20	46,882.624	6.73	315,520
Band 22	8,369.913	6.70	56,078
Band 24	210,617.339	6.79	1,430,092
Band 25	338,279.664	6.75	2,283,388
Band 26	5,858.295	6.72	39,368
Band 27	7,475.418	6.67	49,861
Band 28	11,328.117	6.65	75,332
Band 30	11,242.212	6.28	70,601
Band 31	20,145.799	6.26	126,113
Band 34	9,602.828	6.46	62,034
Band 35	5,620.625	6.45	36,253
	1,171,669.437		$ 7,944,171
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,120.517	$ 11.71	$ 13,121
Band 6	39,177.481	11.55	452,500
Band 7	90.063	11.44	1,030
Band 8	5,562.096	11.32	62,963
Band 9	12,691.337	11.17	141,762
Band 10	1,270.533	11.06	14,052
Band 17	9,416.003	9.14	86,062
Band 19	3,206.160	9.08	29,112
Band 20	2,944.478	8.94	26,324
Band 24	4,020.701	9.06	36,428
Band 25	17,273.715	8.98	155,118
Band 26	570.610	8.92	5,090
Band 27	2,836.678	8.82	25,019
Band 28	3,357.894	8.80	29,549
Band 30	6,661.820	6.77	45,101
Band 31	17,883.154	6.75	120,711
Band 34	3,155.257	6.92	21,834
Band 35	4,110.834	6.91	28,406
	135,349.331		$ 1,294,182

Division/Contract	Units	Unit Value		Extended Value	
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class					
Contracts in accumulation period:					
Band 5	574.740	$	8.18	$	4,701
Band 6	21,404.143		8.09		173,160
Band 8	1,673.035		7.97		13,334
Band 9	6,098.532		7.88		48,056
Band 17	37,344.368		7.59		283,444
Band 19	491.134		7.54		3,703
Band 20	4,816.790		7.42		35,741
Band 22	393.746		7.37		2,902
Band 24	37,951.283		7.52		285,394
Band 25	31,893.252		7.46		237,924
Band 26	7,647.414		7.41		56,667
Band 28	943.535		7.31		6,897
	151,231.972			$	1,151,923
ING Neuberger Berman Partners Portfolio - Service Class					
Contracts in accumulation period:					
Band 1	816.716	$	5.32	$	4,345
Band 3	16,663.936		5.30		88,319
Band 6	12,208.992		5.32		64,952
Band 9	8,940.145		5.25		46,936
Band 17	20,800.363		5.29		110,034
Band 19	1,345.890		5.27		7,093
Band 20	5,303.824		5.22		27,686
Band 24	5,475.975		5.26		28,804
Band 25	665.736		5.23		3,482
Band 26	801.134		5.21		4,174
	73,022.711			$	385,825
ING Oppenheimer Global Portfolio - Initial Class					
Contracts in accumulation period:					
Band 5	3,547.786	$	8.75	$	31,043
Band 6	1,959.662		8.68		17,010
Band 8	2,271.559		8.59		19,513
Band 9	2,921.704		8.52		24,893
Band 17	3,124.374		8.62		26,932
Band 19	799.499		8.57		6,852
Band 20	1,672.303		8.46		14,148
Band 24	516.790		8.56		4,424
Band 25	720.953		8.49		6,121
	17,534.630			$	150,936

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	2,847.326	$ 8.54	$ 24,316
Band 5	811.091	10.00	8,111
Band 6	160,981.070	9.86	1,587,273
Band 8	16,629.184	9.67	160,804
Band 9	79,076.580	9.54	754,391
Band 17	125,344.178	9.29	1,164,447
Band 19	9,447.004	9.23	87,196
Band 20	44,536.601	9.08	404,392
Band 22	4,534.327	9.02	40,900
Band 24	167,424.491	9.20	1,540,305
Band 25	55,416.072	9.12	505,395
Band 26	9,090.954	9.06	82,364
Band 27	11,655.849	8.96	104,436
Band 28	6,234.176	8.94	55,734
Band 30	16,688.225	6.22	103,801
Band 31	30,803.063	6.20	190,979
Band 34	8,145.102	6.54	53,269
Band 35	936.727	6.52	6,107
	750,602.020		$ 6,874,220
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	3,926.036	$ 8.82	$ 34,628
Band 31	6,114.302	8.80	53,806
	10,040.338		$ 88,434
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	7,984.032	$ 10.49	$ 83,752
Band 31	2,617.981	10.46	27,384
	10,602.013		$ 111,136
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 31	3,425.243	$ 7.52	$ 25,758
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	37,522.833	$ 6.88	$ 258,157
Band 31	74,724.955	6.86	512,613
	112,247.788		$ 770,770
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	3,591.956	$ 6.62	$ 23,779
Band 31	8,048.670	6.60	53,121
	11,640.626		$ 76,900

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	2,140.627	$ 6.38	$ 13,657
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	4,485.532	$ 8.53	$ 38,262
Band 31	1,510.255	8.51	12,852
	5,995.787		$ 51,114
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	50,073.613	$ 6.07	$ 303,947
Band 31	14,718.018	6.06	89,191
	64,791.631		$ 393,138
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	29,692.441	$ 5.80	$ 172,216
Band 9	1,770.746	5.75	10,182
Band 17	58,690.692	5.78	339,232
Band 19	896.012	5.76	5,161
Band 20	6,524.586	5.73	37,386
Band 22	2,850.478	5.71	16,276
Band 24	4,800.182	5.76	27,649
Band 25	1,834.188	5.74	10,528
Band 28	227.626	5.69	1,295
Band 30	22,801.323	6.16	140,456
Band 31	51,027.523	6.14	313,309
Band 34	1,608.465	6.35	10,214
	182,724.262		$ 1,083,904
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	2,834.353	$ 7.44	$ 21,088
Band 5	1,868.875	7.51	14,035
Band 6	146,340.335	7.47	1,093,162
Band 8	42,256.502	7.41	313,121
Band 9	197,567.860	7.37	1,456,075
Band 17	184,556.826	7.43	1,371,257
Band 19	6,691.145	7.40	49,514
Band 20	24,304.330	7.33	178,151
Band 22	1,225.779	7.30	8,948
Band 24	95,856.915	7.39	708,383
Band 25	71,558.241	7.35	525,953
Band 26	2,609.835	7.32	19,104
Band 27	6,628.916	7.27	48,192
Band 28	772.656	7.26	5,609
Band 30	23,547.309	6.25	147,171
Band 31	15,267.696	6.24	95,270
Band 34	674.900	6.51	4,394
Band 35	471.470	6.49	3,060
	825,033.943		$ 6,062,487

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 9	235.307	$ 6.09	$ 1,433
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	2,444.268	$ 6.15	$ 15,032
Band 31	9,241.219	6.13	56,649
	11,685.487		$ 71,681
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	598.275	$ 8.10	$ 4,846
Band 6	15,641.168	8.02	125,442
Band 8	148.947	7.91	1,178
Band 9	2,011.546	7.84	15,771
Band 17	18,310.663	7.93	145,204
Band 20	2,060.383	7.75	15,968
Band 22	35.836	7.70	276
Band 24	7,152.613	7.86	56,220
Band 25	1,265.036	7.79	9,855
Band 26	584.833	7.74	4,527
Band 30	10,419.003	6.00	62,514
Band 31	11,413.331	5.99	68,366
	69,641.634		$ 510,167
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	6,488.901	$ 8.80	$ 57,102
Band 6	74,744.423	8.68	648,782
Band 8	8,115.565	8.51	69,063
Band 9	4,865.107	8.39	40,818
Band 17	88,035.809	7.82	688,440
Band 19	9,704.089	7.77	75,401
Band 20	56,759.167	7.65	434,208
Band 22	5,448.861	7.60	41,411
Band 24	81,053.628	7.76	628,976
Band 25	80,115.320	7.69	616,087
Band 26	3,031.009	7.64	23,157
Band 27	1,915.779	7.55	14,464
Band 28	1,460.016	7.53	10,994
Band 29	1,862.070	7.48	13,928
Band 30	279.321	6.14	1,715
	423,879.065		$ 3,364,546

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	617.172	$ 9.29	$ 5,734
Band 3	13,737.753	9.24	126,937
Band 6	36,969.751	9.29	343,449
Band 8	3,023.621	9.19	27,787
Band 9	26,993.636	9.12	246,182
Band 10	994.112	9.07	9,017
Band 17	14,338.897	9.22	132,205
Band 19	1,898.074	9.17	17,405
Band 20	38,316.011	9.05	346,760
Band 22	3,362.232	9.00	30,260
Band 24	31,158.668	9.15	285,102
Band 25	11,383.401	9.08	103,361
Band 27	733.925	8.95	6,569
Band 28	7,599.410	8.93	67,863
Band 30	30,607.499	7.71	235,984
Band 31	6,066.234	7.69	46,649
Band 34	5,431.265	7.89	42,853
Band 35	1,598.230	7.87	12,578
	234,829.891		$ 2,086,695
ING VP Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 30	4,335.279	$ 6.66	$ 28,873
Band 31	6,738.557	6.64	44,744
	11,073.836		$ 73,617
ING VP Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 30	1,821.472	$ 7.21	$ 13,133
Band 31	1,407.249	7.19	10,118
	3,228.721		$ 23,251
ING VP Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Band 2	51,310.759	$ 6.14	$ 315,048
Band 4	129,813.574	6.12	794,459
	181,124.333		$ 1,109,507

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 1	5,280.953	$ 6.11	$ 32,267
Band 3	22,651.207	6.10	138,172
Band 6	23,802.512	6.11	145,433
Band 9	1,117.224	6.08	6,793
Band 17	24,504.264	6.10	149,476
Band 20	146.216	6.06	886
Band 24	31,211.913	6.09	190,081
Band 25	394.356	6.07	2,394
Band 26	379.092	6.06	2,297
Band 28	1,018.114	6.04	6,149
Band 30	7,103.014	6.63	47,093
Band 31	4,939.781	6.61	32,652
Band 34	256.047	6.55	1,677
	122,804.693		$ 755,370
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Band 5	12,977.791	$ 10.19	$ 132,244
Band 6	16,430.599	10.08	165,620
Band 7	3,660.156	10.00	36,602
Band 8	102,528.215	9.93	1,018,105
Band 9	83,215.182	9.83	818,005
Band 10	14,972.091	9.75	145,978
	233,784.034		$ 2,316,554
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Band 5	49,258.534	$ 10.44	$ 514,259
Band 6	1,339.926	10.34	13,855
Band 8	126,890.458	10.19	1,293,014
Band 9	66,375.278	10.09	669,727
Band 10	13,361.588	10.02	133,883
	257,225.784		$ 2,624,738
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 5	14,678.647	$ 10.65	$ 156,328
Band 6	48,209.933	10.56	509,097
Band 8	105,894.212	10.41	1,102,359
Band 9	117,309.949	10.32	1,210,639
Band 10	8.345	10.25	86
Band 17	8,710.615	10.48	91,287
	294,811.701		$ 3,069,796

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 5	5,873.481	$ 10.42	$ 61,202
Band 6	12,639.561	10.33	130,567
Band 8	4,355.082	10.20	44,422
Band 9	62,836.240	10.11	635,274
Band 17	7,562.483	10.24	77,440
Band 20	41,310.927	10.02	413,935
Band 22	2,079.193	9.95	20,688
	136,656.967		$ 1,383,528
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	45,213.980	$ 10.32	$ 466,608
Band 8	83.348	10.20	850
Band 9	185,462.132	10.12	1,876,877
Band 17	7,366.900	10.24	75,437
Band 20	25,234.945	10.03	253,106
	263,361.305		$ 2,672,878
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	10,136.434	$ 10.28	$ 104,203
Band 8	1,055.869	10.16	10,728
Band 9	13,695.409	10.08	138,050
Band 10	2,625.730	10.02	26,310
Band 20	10,113.680	10.00	101,137
	37,627.122		$ 380,428
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 5	39.520	$ 10.34	$ 409
Band 8	11,807.072	10.16	119,960
Band 9	439.044	10.08	4,426
Band 17	3,982.604	10.19	40,583
Band 20	6,815.045	10.01	68,219
	23,083.285		$ 233,597
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 5	19,319.123	$ 10.41	$ 201,112
Band 8	70,077.365	10.24	717,592
Band 9	393.673	10.17	4,004
	89,790.161		$ 922,708
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 5	5,253.440	$ 10.58	$ 55,581
Band 6	2,060.243	10.51	21,653
Band 8	2,127.295	10.42	22,166
Band 9	4,318.526	10.35	44,697
Band 17	10,097.033	10.45	105,514
	23,856.537		$ 249,611

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 8	148.991	$ 10.37	$ 1,545
Band 9	5,031.912	10.31	51,879
Band 20	257.141	10.25	2,636
	5,438.044		$ 56,060
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 9	59,392.840	$ 10.33	$ 613,528
Band 17	5,358.477	10.41	55,782
Band 20	4,008.030	10.28	41,203
	68,759.347		$ 710,513
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Band 5	9,253.712	$ 10.42	$ 96,424
Band 8	60,944.229	10.31	628,335
Band 9	331,233.096	10.27	3,401,764
Band 10	34,160.192	10.24	349,800
Band 17	4,867.046	10.33	50,277
Band 19	6,001.755	10.30	61,818
Band 20	482,846.885	10.23	4,939,524
Band 22	13,389.292	10.20	136,571
	942,696.207		$ 9,664,513
ING BlackRock Global Science and Technology Portfolio - Class S			
Contracts in accumulation period:			
Band 1	1,360.874	$ 6.51	$ 8,859
Band 6	49,136.293	6.51	319,877
Band 9	18,702.530	6.49	121,379
Band 17	85,039.543	6.50	552,757
Band 19	5,610.398	6.49	36,411
Band 20	37,329.452	6.48	241,895
Band 22	1,454.978	6.47	9,414
Band 24	19,254.918	6.49	124,964
Band 25	23,374.082	6.48	151,464
Band 27	21,258.909	6.46	137,333
Band 28	4,373.220	6.46	28,251
Band 30	8,521.896	6.57	55,989
Band 31	27,139.098	6.55	177,761
Band 34	663.061	6.51	4,317
Band 35	1,741.769	6.50	11,321
	304,961.021		$ 1,981,992

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 6	73,107.858	$ 6.07	$ 443,765
Band 17	9,412.436	6.06	57,039
Band 20	3,846.863	6.04	23,235
Band 24	1,946.041	6.05	11,774
Band 25	3,342.853	6.04	20,191
Band 27	2,598.174	6.03	15,667
Band 28	580.023	6.02	3,492
Band 34	777.799	6.08	4,729
	95,612.047		$ 579,892
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S			
Contracts in accumulation period:			
Band 5	61.897	$ 10.23	$ 633
Band 6	23,801.134	10.21	243,010
Band 8	4,531.979	10.19	46,181
Band 9	16,431.183	10.17	167,105
Band 17	62,689.255	10.20	639,430
Band 19	114.049	10.19	1,162
Band 20	1,074.978	10.16	10,922
Band 24	31,535.264	10.18	321,029
Band 25	56,918.050	10.17	578,857
Band 26	664.616	10.15	6,746
Band 27	8,617.058	10.14	87,377
Band 28	1,460.615	10.13	14,796
Band 30	6,106.969	10.23	62,474
Band 34	9,618.240	10.22	98,298
Band 35	5,685.702	10.20	57,994
	229,310.989		$ 2,336,014
ING Opportunistic Large Cap Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 30	2,027.411	$ 6.40	$ 12,975
Band 31	1,130.508	6.38	7,213
	3,157.919		$ 20,188
ING Opportunistic Large Cap Value Portfolio - Class S			
Contracts in accumulation period:			
Band 6	240.296	$ 6.80	$ 1,634
Band 8	3,163.729	6.65	21,039
Band 9	6,175.589	6.55	40,450
Band 17	2,561.823	8.27	21,186
Band 20	2.714	8.09	22
Band 24	1,900.545	8.20	15,584
Band 31	2,070.889	6.64	13,751
	16,115.585		$ 113,666

Division/Contract	Units	Unit Value		Extended Value	
ING Russell™ Large Cap Index Portfolio - Class S					
Contracts in accumulation period:					
Band 6	46,480.781	$	6.72	$	312,351
Band 9	1,728.846		6.69		11,566
Band 17	20,816.398		6.71		139,678
Band 24	7,080.490		6.70		47,439
Band 25	4,624.858		6.69		30,940
Band 27	407.054		6.67		2,715
Band 28	1,016.775		6.67		6,782
Band 34	450.882		6.72		3,030
Band 35	2,887.633		6.71		19,376
	85,493.717			$	573,877
ING Russell™ Mid Cap Index Portfolio - Class S					
Contracts in accumulation period:					
Band 6	18,432.674	$	6.14	$	113,177
Band 9	4,309.928		6.11		26,334
Band 17	12,198.055		6.13		74,774
Band 20	5,947.470		6.11		36,339
Band 24	14,831.497		6.12		90,769
Band 25	15,316.655		6.11		93,585
Band 26	2,147.910		6.10		13,102
Band 27	6,231.532		6.09		37,950
Band 28	772.550		6.09		4,705
Band 34	2,589.147		6.14		15,897
	82,777.418			$	506,632
ING Russell™ Small Cap Index Portfolio - Class S					
Contracts in accumulation period:					
Band 3	623.671	$	6.97	$	4,347
Band 5	3,530.555		6.99		24,679
Band 6	18,746.302		6.98		130,849
Band 8	2,217.925		6.96		15,437
Band 9	2,244.676		6.95		15,600
Band 10	1,817.490		6.94		12,613
Band 17	17,996.086		6.97		125,433
Band 20	11,997.602		6.94		83,263
Band 22	665.003		6.93		4,608
Band 24	22,873.126		6.96		159,197
Band 25	18,555.508		6.95		128,961
Band 26	1,887.932		6.94		13,102
Band 27	7,988.385		6.93		55,360
Band 28	4,013.156		6.92		27,771
Band 34	4,163.958		6.98		29,064
Band 35	466.019		6.97		3,248
	119,787.394			$	833,532

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 5	9,181.016	$ 7.47	$ 68,582
Band 6	69,344.378	7.35	509,681
Band 7	117.898	7.27	857
Band 8	7,387.637	7.19	53,117
Band 9	16,265.172	7.08	115,157
Band 10	282.584	7.00	1,978
Band 17	130,726.933	8.16	1,066,732
Band 19	564.830	8.11	4,581
Band 20	12,041.335	7.98	96,090
Band 22	74.895	7.93	594
Band 24	51,490.441	8.09	416,558
Band 25	53,311.465	8.02	427,558
Band 26	3,317.335	7.97	26,439
Band 27	2,348.439	7.88	18,506
Band 29	1,812.286	7.81	14,154
Band 30	20,792.263	6.54	135,981
Band 31	48,867.293	6.52	318,615
	427,926.200		$ 3,275,180
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	100.291	$ 6.87	$ 689
Band 5	3,194.138	9.83	31,398
Band 6	99,125.250	9.69	960,524
Band 8	7,723.818	9.47	73,145
Band 9	21,398.000	9.33	199,643
Band 10	139.114	9.23	1,284
Band 17	145,961.974	8.54	1,246,515
Band 19	3,608.552	8.48	30,601
Band 20	18,851.566	8.35	157,411
Band 22	1,196.666	8.30	9,932
Band 24	107,420.105	8.46	908,774
Band 25	61,399.883	8.39	515,145
Band 26	2,902.827	8.33	24,181
Band 27	15,101.653	8.24	124,438
Band 28	1,315.757	8.22	10,816
Band 29	1,732.430	8.17	14,154
Band 30	39,604.683	6.40	253,470
Band 31	59,588.716	6.38	380,176
	590,365.423		$ 4,942,296

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	103.609	$ 6.65	$ 689
Band 3	364.436	7.69	2,803
Band 5	218.148	10.16	2,216
Band 6	58,407.086	10.01	584,655
Band 7	489.991	9.90	4,851
Band 8	9,696.454	9.79	94,928
Band 9	26,983.784	9.64	260,124
Band 17	139,819.548	8.36	1,168,891
Band 19	3,357.869	8.31	27,904
Band 20	4,597.641	8.18	37,609
Band 22	671.742	8.13	5,461
Band 24	123,576.690	8.29	1,024,451
Band 25	60,492.304	8.22	497,247
Band 26	2,477.788	8.16	20,219
Band 27	14,825.737	8.07	119,644
Band 28	1,786.398	8.05	14,381
Band 29	1,769.244	8.00	14,154
Band 30	25,629.606	6.35	162,748
Band 31	53,749.021	6.33	340,231
	529,017.096		$ 4,383,206
ING VP Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 6	4,432.007	$ 7.16	$ 31,733
Band 9	8,988.442	7.13	64,088
Band 17	9,211.309	7.15	65,861
Band 19	375.287	7.14	2,680
Band 20	15,089.708	7.12	107,439
Band 22	382.799	7.11	2,722
Band 24	3,732.801	7.14	26,652
Band 25	5,441.506	7.13	38,798
Band 27	2,180.900	7.11	15,506
Band 28	840.611	7.10	5,968
Band 30	69,652.082	6.91	481,296
Band 31	43,677.618	6.89	300,939
Band 34	40.425	7.16	289
Band 35	3,537.124	7.15	25,290
	167,582.619		$ 1,169,261

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 6	177,688.036	$ 6.09	$ 1,082,120
Band 7	84.265	6.08	512
Band 8	932.010	6.07	5,657
Band 9	70,653.944	6.06	428,163
Band 17	88,281.763	6.08	536,753
Band 19	3,794.654	6.07	23,034
Band 20	10,048.727	6.05	60,795
Band 22	1,607.003	6.04	9,706
Band 24	82,764.832	6.06	501,555
Band 25	115,459.413	6.05	698,529
Band 26	10,846.237	6.04	65,511
Band 27	3,586.176	6.03	21,625
Band 28	6,176.070	6.03	37,242
Band 34	8,781.125	6.01	52,775
Band 35	12,715.372	6.00	76,292
	593,419.627		$ 3,600,269
ING VP International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 30	37,900.264	$ 6.44	$ 244,078
Band 31	61,249.330	6.42	393,221
	99,149.594		$ 637,299
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 1	13,148.261	$ 6.66	$ 87,567
Band 2	3,560.931	6.48	23,075
Band 3	74,622.290	6.58	491,015
Band 4	33,889.872	6.48	219,606
Band 6	78,698.551	6.48	509,967
Band 9	1,737.608	6.46	11,225
Band 17	84,001.714	6.47	543,491
Band 19	908.417	6.47	5,877
Band 20	14,489.978	6.45	93,460
Band 24	25,348.271	6.46	163,750
Band 25	7,176.913	6.45	46,291
Band 27	1,137.413	6.44	7,325
Band 28	591.914	6.43	3,806
Band 30	40,413.299	7.15	288,955
Band 31	78,663.945	7.13	560,874
Band 34	39.499	6.83	270
Band 35	701.938	6.82	4,787
	459,130.814		$ 3,061,341

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 6	8,649.279	$ 9.32	$ 80,611
Band 9	482.664	9.15	4,416
Band 10	110.542	9.10	1,006
Band 17	10,346.947	9.25	95,709
Band 20	4,850.629	9.08	44,044
Band 24	3,417.385	9.18	31,372
Band 25	3,681.285	9.11	33,537
Band 26	2,101.845	9.06	19,043
Band 30	18,152.072	6.67	121,074
Band 31	30,121.651	6.65	200,309
	81,914.299		$ 631,121
ING VP Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 5	835.983	$ 7.77	$ 6,496
Band 8	4,302.698	7.66	32,959
Band 9	1,867.843	7.62	14,233
Band 17	2,067.342	7.68	15,877
Band 19	391.761	7.65	2,997
Band 20	2,919.953	7.58	22,133
Band 24	224.631	7.64	1,716
Band 30	5,825.901	7.40	43,112
Band 31	4,962.018	7.38	36,620
	23,398.130		$ 176,143
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 2	151.896	$ 9.72	$ 1,476
Band 6	176,738.498	9.76	1,724,968
Band 7	303.643	9.70	2,945
Band 9	41,886.391	9.58	401,272
Band 17	192,435.349	9.68	1,862,774
Band 19	30,952.244	9.63	298,070
Band 20	82,690.647	9.50	785,561
Band 22	4,169.620	9.45	39,403
Band 24	177,463.082	9.61	1,705,420
Band 25	222,391.622	9.54	2,121,616
Band 26	2,514.105	9.48	23,834
Band 27	19,541.151	9.40	183,687
Band 28	54,486.435	9.38	511,083
Band 30	264,146.924	9.26	2,446,001
Band 31	380,581.720	9.24	3,516,575
Band 34	679.544	8.91	6,055
Band 35	3,124.350	8.89	27,775
	1,654,257.221		$ 15,658,515

Division/Contract	Units	Unit Value	Extended Value
Legg Mason Partners Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 2	2,447.227	$ 10.52	$ 25,745
Band 4	7,206.548	10.31	74,300
	9,653.775		$ 100,045
Legg Mason Partners Variable Investors Portfolio			
Contracts in accumulation period:			
Band 2	13,958.231	$ 6.19	$ 86,401
Band 4	31,103.741	6.17	191,910
	45,061.972		$ 278,311
Legg Mason Partners Variable Lifestyle Allocation 50%			
Contracts in accumulation period:			
Band 2	25,637.657	$ 11.82	$ 303,037
Band 4	81,569.536	11.61	947,022
	107,207.193		$ 1,250,059
Legg Mason Partners Variable Lifestyle Allocation 70%			
Contracts in accumulation period:			
Band 2	9,255.773	$ 10.06	$ 93,113
Band 4	37,380.720	9.88	369,322
	46,636.493		$ 462,435
Legg Mason Partners Variable Lifestyle Allocation 85%			
Contracts in accumulation period:			
Band 2	4,650.691	$ 9.80	$ 45,577
Band 4	18,515.291	9.62	178,117
	23,165.982		$ 223,694
Legg Mason Partners Variable High Income Portfolio			
Contracts in accumulation period:			
Band 2	6,161.154	$ 11.92	$ 73,441
Band 4	3,627.362	11.67	42,331
	9,788.516		$ 115,772
Legg Mason Partners Variable Money Market Portfolio			
Contracts in accumulation period:			
Band 2	2,342.820	$ 13.83	$ 32,401
Band 4	5,359.422	13.54	72,567
	7,702.242		$ 104,968
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 30	7,411.538	$ 6.11	$ 45,284
Band 31	4,561.322	6.09	27,778
	11,972.860		$ 73,062
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 30	5,411.233	$ 9.86	$ 53,355
Band 31	9,063.224	9.83	89,091
	14,474.457		$ 142,446

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 30	109,250.625	$ 6.86	$ 749,459
Band 31	77,346.228	6.85	529,822
	186,596.853		$ 1,279,281
Pioneer Small Cap Value VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 5	1,413.995	$ 6.03	$ 8,526
Band 6	788.905	5.99	4,726
Band 8	2,763.477	5.95	16,443
Band 9	3,024.213	5.92	17,903
Band 17	2,419.740	5.96	14,422
Band 20	1,332.697	5.88	7,836
Band 24	2,393.752	5.93	14,195
	14,136.779		$ 84,051
ProFund VP Bull			
Contracts in accumulation period:			
Band 6	700.019	$ 6.39	$ 4,473
Band 9	682.523	6.14	4,191
Band 17	491.908	7.73	3,802
Band 24	3,979.119	7.66	30,480
Band 25	1,911.062	7.60	14,524
	7,764.631		$ 57,470
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 6	1,194.312	$ 7.27	$ 8,683
Band 8	237.366	7.11	1,688
Band 9	572.734	7.00	4,009
Band 17	1,633.602	8.71	14,229
Band 20	2,687.809	8.52	22,900
Band 24	1,191.393	8.63	10,282
	7,517.216		$ 61,791
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 5	686.638	$ 4.73	$ 3,248
Band 6	7,423.635	4.68	34,743
Band 9	2,850.292	4.55	12,969
Band 10	1,990.272	4.52	8,996
Band 19	1,576.386	5.28	8,323
Band 20	12,290.613	5.19	63,788
Band 24	4,688.544	5.26	24,662
Band 25	3,879.586	5.22	20,251
Band 27	569.669	5.13	2,922
Band 28	257.581	5.11	1,316
	36,213.216		$ 181,218

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Leisure Fund - Series I Shares												
2008	18	$7.56	to	$7.95	$135	0.93%	1.25%	to	2.10%	-44.25%	to	-43.74%
2007	22	$13.46	to	$14.13	$295	1.47%	1.25%	to	2.45%	-3.17%	to	-2.08%
2006	27	$13.90	to	$14.43	$386	1.27%	1.25%	to	2.45%	21.80%	to	23.02%
2005	24	$11.41	to	$11.73	$275	2.03%	1.25%	to	2.45%	-2.95%	to	-2.87%
2004	2	$11.85	to	$11.86	$20	-	1.65%	to	1.75%		11.47%	
BlackRock Global Allocation V.I. Fund - Class III												
2008	723	$7.94	to	$8.01	$5,770	(e)	1.15%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
Columbia Small Cap Value Fund, Variable Series - Class B												
2008	92	$8.90	to	$9.15	$832	0.46%	1.25%	to	2.00%	-29.59%	to	-29.07%
2007	105	$12.53	to	$12.97	$1,339	0.29%	1.05%	to	2.45%	-4.86%	to	-3.64%
2006	105	$13.17	to	$13.46	$1,397	0.41%	1.05%	to	2.45%	16.65%	to	17.84%
2005	71	$11.29	to	$11.38	$810	(b)	1.25%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2008	618	$5.65	to	$7.84	$4,368	2.66%	1.00%	to	2.45%	-44.12%	to	-43.39%
2007	483	$13.01	to	$13.85	$6,472	1.86%	1.05%	to	2.45%	-1.06%	to	0.14%
2006	374	$13.01	to	$13.83	$5,024	2.86%	1.05%	to	2.45%	17.28%	to	18.71%
2005	275	$11.21	to	$11.65	$3,121	1.06%	1.05%	to	2.25%	3.51%	to	4.48%
2004	145	$10.83	to	$11.15	$1,593	0.55%	1.05%	to	1.95%	9.17%	to	10.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2008	2,390	$6.27	to	$10.53	$21,121	1.15%	1.00%	to	2.60%	-44.07%	to	-43.25%
2007	1,169	$11.26	to	$18.57	$19,975	0.86%	1.00%	to	2.60%	14.52%	to	16.06%
2006	852	$13.15	to	$16.00	$12,705	1.09%	1.05%	to	2.45%	8.88%	to	10.27%
2005	344	$11.97	to	$14.51	$4,669	0.04%	1.05%	to	2.45%	14.20%	to	15.43%
2004	79	$11.27	to	$12.57	$969	0.17%	1.05%	to	2.10%	13.19%	to	13.96%
Franklin Small Cap Value Securities Fund - Class 2												
2008	87	$6.45	to	$6.47	$559	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class												
2008	346	$5.76	to	$12.20	$2,620	-	1.15%	to	2.45%	-47.64%	to	-47.07%
2007	228	$13.52	to	$23.05	$3,393	-	1.25%	to	2.45%	8.33%	to	9.52%
2006	167	$12.48	to	$21.06	$2,388	-	1.25%	to	2.45%	-0.64%	to	0.48%
2005	91	$12.56	to	$20.96	$1,477	-	1.25%	to	2.45%	5.36%	to	5.54%
2004	47	$19.60	to	$19.86	$927	-	1.25%	to	1.40%	17.86%	to	18.00%
ING American Funds Asset Allocation Portfolio												
2008	261	$7.14	to	$7.20	$1,874	(e)	1.15%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING American Funds Bond Portfolio												
2008	1,198	$8.77	to	$8.96	$10,588	(e)	1.00%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth Portfolio												
2008	4,154	$5.85	to	$9.04	$34,496	0.89%	1.00%	to	2.45%	-45.58%	to	-44.83%
2007	2,762	$10.64	to	$16.39	$42,613	0.25%	1.00%	to	2.60%	9.20%	to	10.59%
2006	1,846	$10.93	to	$14.82	$25,908	0.17%	1.05%	to	2.45%	7.10%	to	8.49%
2005	831	$12.68	to	$13.66	$10,807	-	1.05%	to	2.45%	13.18%	to	14.41%
2004	108	$11.23	to	$11.94	$1,273	-	1.05%	to	2.10%	9.86%	to	10.48%
ING American Funds Growth-Income Portfolio												
2008	2,703	$6.21	to	$8.93	$21,901	1.58%	1.00%	to	2.45%	-39.62%	to	-38.84%
2007	2,009	$10.17	to	$14.60	$27,024	1.01%	1.05%	to	2.60%	2.08%	to	3.33%
2006	1,520	$11.32	to	$14.13	$19,830	0.67%	1.05%	to	2.45%	11.99%	to	13.40%
2005	826	$11.17	to	$12.46	$9,574	0.26%	1.05%	to	2.45%	3.13%	to	4.27%
2004	102	$10.86	to	$11.95	$1,202	0.16%	1.05%	to	2.10%	7.75%	to	8.64%
ING American Funds International Portfolio												
2008	2,000	$6.27	to	$12.87	$20,501	2.10%	1.00%	to	2.60%	-43.87%	to	-43.08%
2007	1,288	$14.57	to	$22.61	$25,141	0.87%	1.05%	to	2.60%	16.66%	to	18.13%
2006	769	$12.35	to	$19.14	$12,769	0.68%	1.05%	to	2.45%	15.65%	to	17.14%
2005	379	$13.55	to	$16.34	$5,458	0.43%	1.05%	to	2.45%	18.54%	to	19.62%
2004	43	$11.48	to	$13.66	$571	0.34%	1.05%	to	2.00%	16.38%	to	17.21%
ING BlackRock Large Cap Growth Portfolio - Service Class												
2008	218	$6.36	to	$7.87	$1,680	-	1.00%	to	2.45%	-40.49%	to	-39.74%
2007	92	$12.62	to	$13.06	$1,193	-	1.05%	to	2.45%	4.61%	to	5.66%
2006	43	$12.16	to	$12.36	$522	-	1.05%	to	2.00%	5.00%	to	6.00%
2005	23	$11.59	to	$11.66	$267	(b)	1.05%	to	1.95%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Value Portfolio - Service Class												
2008	46	$8.15	to	$8.46	$389	0.38%	1.25%	to	2.25%	-36.77%	to	-36.15%
2007	50	$12.87	to	$13.32	$654	0.38%	1.05%	to	2.45%	1.90%	to	3.18%
2006	32	$12.63	to	$12.91	$410	0.54%	1.05%	to	2.45%	13.68%	to	14.82%
2005	14	$11.11	to	$11.20	$152	(b)	1.25%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Health Sciences Portfolio - Service Class												
2008	446	$7.55	to	$9.92	$4,254	0.17%	1.05%	to	2.45%	-30.34%	to	-29.40%
2007	285	$12.80	to	$14.12	$3,819	0.12%	1.05%	to	2.45%	6.03%	to	7.36%
2006	233	$12.00	to	$13.20	$2,896	-	1.05%	to	2.45%	11.27%	to	12.72%
2005	119	$10.72	to	$11.76	$1,324	-	1.05%	to	2.45%	8.35%	to	9.26%
2004	8	$9.88	to	$10.80	$86	(a)	1.05%	to	1.95%		(a)	
ING Evergreen Omega Portfolio - Service Class												
2008	22	$7.48	to	$9.45	$199	-	1.05%	to	1.95%	-28.98%	to	-28.29%
2007	12	$12.16	to	$13.23	$157	-	1.05%	to	1.95%	9.51%	to	10.44%
2006	7	$11.09	to	$12.02	$82	-	1.05%	to	2.25%	3.24%	to	4.44%
2005	7	$10.69	to	$11.56	$77	(b)	1.05%	to	2.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2008	714	$6.56	to	$10.16	$6,499	0.83%	1.15%	to	2.45%	-40.55%	to	-39.92%
2007	576	$14.60	to	$16.91	$8,840	0.16%	1.05%	to	2.45%	11.86%	to	13.09%
2006	385	$13.05	to	$14.96	$5,132	-	1.05%	to	2.45%	9.30%	to	10.57%
2005	159	$11.94	to	$13.53	$1,952	-	1.05%	to	2.45%	15.19%	to	15.44%
2004	14	$11.65	to	$11.72	$168	-	1.25%	to	1.40%	22.37%	to	22.59%
ING Focus 5 Portfolio - Service Class												
2008	226	$5.51	to	$6.41	$1,275	3.34%	1.20%	to	2.45%	-44.40%	to	-43.82%
2007	46	$9.91	to	$9.95	$459	(d)	1.25%	to	2.45%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Franklin Income Portfolio - Service Class												
2008	1,185	$7.23	to	$7.74	$9,080	3.49%	1.15%	to	2.45%	-30.95%	to	-30.21%
2007	865	$10.89	to	$11.12	$9,530	1.09%	1.05%	to	2.45%	0.28%	to	1.55%
2006	257	$10.86	to	$10.95	$2,809	(c)	1.05%	to	2.45%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2008	660	$6.61	to	$7.34	$4,784	4.45%	1.05%	to	2.45%	-39.20%	to	-38.42%
2007	392	$11.81	to	$11.92	$4,655	(d)	1.05%	to	2.45%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2008	1,633	$6.00	to	$6.82	$10,006	0.14%	1.15%	to	2.45%	-37.17%	to	-36.49%
2007	596	$9.55	to	$9.62	$5,721	(d)	1.25%	to	2.45%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Real Estate Portfolio - Service Class												
2008	640	$5.69	to	$7.24	$4,297	-	1.00%	to	2.45%	-42.58%	to	-41.99%
2007	287	$12.26	to	$12.48	$3,556	3.45%	1.25%	to	2.45%	-9.38%	to	-8.50%
2006	148	$13.54	to	$13.64	$2,017	(c)	1.25%	to	2.25%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Resources Portfolio - Service Class												
2008	804	$6.19	to	$28.35	$9,787	2.21%	1.05%	to	2.60%	-42.44%	to	-41.60%
2007	352	$20.45	to	$48.66	$7,494	0.02%	1.05%	to	2.60%	30.18%	to	31.82%
2006	188	$15.77	to	$36.98	$3,098	0.14%	1.05%	to	2.45%	18.72%	to	19.91%
2005	60	$13.30	to	$30.84	$894	0.20%	1.25%	to	2.25%	35.83%	to	36.04%
2004	5	$22.13	to	$22.60	$110	1.22%	1.25%	to	1.40%	4.93%	to	5.05%
ING International Growth Opportunities Portfolio - Service Class												
2008	20		$7.58		$149	1.30%		1.40%			-53.01%	
2007	19		$16.13		$312	1.03%		1.40%			16.80%	
2006	19		$13.81		$268	1.61%		1.40%			19.88%	
2005	20		$11.52		$226	2.30%		1.40%			8.99%	
2004	20		$10.57		$208	1.03%		1.40%			15.02%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Janus Contrarian Portfolio - Service Class												
2008	752	$5.29	to	$9.84	$6,991	0.72%	1.05%	to	2.45%	-50.16%	to	-49.50%
2007	399	$17.16	to	$19.58	$7,496	-	1.05%	to	2.45%	18.36%	to	19.59%
2006	47	$14.40	to	$16.43	$756	0.35%	1.05%	to	2.10%	20.65%	to	21.49%
2005	21	$11.87	to	$13.55	$272	-	1.25%	to	1.95%	13.62%	to	14.02%
2004	5	$10.41	to	$11.47	$57	-	1.40%	to	1.75%		15.54%	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2008	1,046	$5.04	to	$12.42	$11,276	2.73%	1.00%	to	2.60%	-52.46%	to	-51.78%
2007	562	$24.38	to	$25.82	$14,048	0.95%	1.05%	to	2.60%	35.25%	to	37.05%
2006	308	$18.10	to	$18.88	$5,655	0.50%	1.05%	to	2.45%	32.77%	to	34.13%
2005	83	$13.64	to	$14.08	$1,148	-	1.25%	to	2.25%	32.98%	to	33.21%
2004	32	$10.46	to	$10.57	$335	0.32%	1.25%	to	1.40%	16.09%	to	16.28%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2008	398	$8.96	to	$10.39	$3,770	0.47%	1.05%	to	2.45%	-31.60%	to	-30.69%
2007	462	$13.10	to	$14.99	$6,395	0.15%	1.05%	to	2.45%	-3.96%	to	-2.73%
2006	420	$13.09	to	$15.41	$5,978	-	1.05%	to	2.45%	13.94%	to	15.43%
2005	203	$11.97	to	$13.35	$2,518	-	1.05%	to	2.45%	1.69%	to	2.61%
2004	14	$11.83	to	$13.01	$177	-	1.05%	to	1.95%	23.94%	to	24.62%
ING JPMorgan Value Opportunities Portfolio - Service Class												
2008	145	$7.08	to	$7.42	$1,060	3.36%	1.05%	to	2.45%	-40.87%	to	-40.11%
2007	142	$11.97	to	$12.39	$1,739	1.29%	1.05%	to	2.45%	-3.47%	to	-2.21%
2006	133	$12.40	to	$12.67	$1,677	0.28%	1.05%	to	2.45%	17.30%	to	18.86%
2005	167	$10.57	to	$10.66	$1,770	(b)	1.05%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Julius Baer Foreign Portfolio - Service Class												
2008	1,078	$6.14	to	$11.56	$11,783	-	1.15%	to	2.60%	-45.03%	to	-44.32%
2007	761	$17.35	to	$21.00	$15,185	0.07%	1.05%	to	2.60%	13.73%	to	15.26%
2006	366	$15.11	to	$18.22	$6,379	-	1.05%	to	2.45%	26.26%	to	27.56%
2005	152	$11.86	to	$14.15	$2,083	-	1.25%	to	2.45%	13.15%	to	13.93%
2004	19	$11.94	to	$12.42	$232	(a)	1.25%	to	1.95%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason Value Portfolio - Service Class												
2008	609	$4.15	to	$5.14	$2,910	0.02%	1.05%	to	2.45%	-56.50%	to	-55.91%
2007	661	$9.48	to	$11.72	$7,220	-	1.05%	to	2.45%	-8.14%	to	-6.99%
2006	550	$10.27	to	$12.65	$6,449	-	1.05%	to	2.25%	4.11%	to	5.40%
2005	274	$9.74	to	$12.05	$3,032	-	1.05%	to	2.25%	3.91%	to	4.84%
2004	44	$9.36	to	$11.53	$419	0.35%	1.05%	to	1.95%	11.69%	to	12.65%
ING LifeStyle Aggressive Growth Portfolio - Service Class												
2008	2,376	$6.26	to	$8.29	$19,394	1.85%	1.15%	to	2.45%	-43.16%	to	-42.54%
2007	1,956	$13.57	to	$14.45	$27,984	0.61%	1.25%	to	2.45%	0.86%	to	1.93%
2006	1,240	$13.33	to	$14.20	$17,434	0.13%	1.25%	to	2.45%	15.42%	to	16.67%
2005	440	$11.90	to	$12.20	$5,317	0.04%	1.25%	to	2.45%	5.67%	to	6.18%
2004	31	$11.47	to	$11.49	$354	(a)	1.45%	to	1.95%		(a)	
ING LifeStyle Growth Portfolio - Service Class												
2008	6,972	$6.68	to	$8.70	$59,439	2.00%	1.05%	to	2.45%	-38.03%	to	-37.27%
2007	4,323	$13.41	to	$13.87	$59,323	0.88%	1.05%	to	2.45%	1.44%	to	2.82%
2006	2,606	$13.22	to	$13.49	$34,973	0.47%	1.05%	to	2.45%	12.79%	to	14.02%
2005	861	$11.67	to	$11.85	$10,165	0.18%	1.25%	to	2.45%	4.72%	to	5.24%
2004	5	$11.24	to	$11.26	$51	(a)	1.45%	to	2.00%		(a)	
ING LifeStyle Moderate Growth Portfolio - Service Class												
2008	7,604	$7.09	to	$9.06	$67,284	2.29%	1.05%	to	2.45%	-33.13%	to	-32.29%
2007	4,593	$12.86	to	$13.38	$60,549	1.21%	1.05%	to	2.45%	2.23%	to	3.56%
2006	2,950	$12.22	to	$12.92	$37,755	0.84%	1.05%	to	2.45%	10.84%	to	12.03%
2005	1,110	$11.35	to	$11.48	$12,710	0.40%	1.25%	to	2.45%	3.73%	to	4.46%
2004	71	$10.94	to	$11.01	$785	(a)	1.25%	to	2.10%		(a)	
ING LifeStyle Moderate Portfolio - Service Class												
2008	3,905	$7.57	to	$9.49	$35,458	1.96%	1.05%	to	2.60%	-27.85%	to	-26.77%
2007	2,269	$11.43	to	$12.96	$28,694	1.29%	1.05%	to	2.60%	2.42%	to	3.93%
2006	1,188	$11.83	to	$12.47	$14,586	1.07%	1.05%	to	2.60%	8.87%	to	10.02%
2005	564	$11.05	to	$11.28	$6,309	0.44%	1.25%	to	2.45%	3.44%	to	3.81%
2004	6	$10.74	to	$10.77	$67	(a)	1.45%	to	2.10%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Limited Maturity Bond Portfolio - Service Class												
2008	20	$21.50	to	$22.16	$432	6.35%	1.25%	to	1.40%	-1.65%	to	-1.51%
2007	23	$21.86	to	$22.50	$513	1.74%	1.25%	to	1.40%	4.29%	to	4.46%
2006	36	$20.96	to	$21.54	$754	3.25%	1.25%	to	1.40%	2.39%	to	2.57%
2005	46	$20.47	to	$21.00	$941	5.07%	1.25%	to	1.40%	0.20%	to	0.33%
2004	58	$20.43	to	$20.93	$1,191	4.80%	1.25%	to	1.40%	-0.05%	to	0.14%
ING Liquid Assets Portfolio - Service Class												
2008	4,215	$10.07	to	$18.35	$52,262	2.16%	1.00%	to	2.60%	0.10%	to	1.48%
2007	2,111	$10.05	to	$18.10	$25,976	4.14%	1.00%	to	2.45%	2.54%	to	3.84%
2006	591	$10.25	to	$17.43	$7,050	4.34%	1.05%	to	2.25%	2.30%	to	3.31%
2005	352	$10.02	to	$16.29	$4,092	3.07%	1.25%	to	2.25%	0.80%	to	1.56%
2004	87	$9.98	to	$16.04	$1,254	1.01%	1.25%	to	1.95%	-0.65%	to	-0.37%
ING Lord Abbett Affiliated Portfolio - Service Class												
2008	30	$8.23	to	$9.40	$257	2.44%	1.25%	to	1.85%	-37.75%	to	-37.38%
2007	35	$13.17	to	$15.01	$482	1.70%	1.25%	to	1.95%	2.24%	to	2.81%
2006	34	$12.93	to	$14.60	$459	0.86%	1.25%	to	1.85%	15.45%	to	16.15%
2005	17	$11.20	to	$12.57	$201	1.55%	1.25%	to	1.85%		3.98%	
2004	87	$10.80	to	$12.54	$1,083	0.20%	1.05%	to	1.95%	6.32%	to	6.45%
ING Marsico Growth Portfolio - Service Class												
2008	639	$6.55	to	$11.45	$5,774	0.59%	1.15%	to	2.45%	-41.70%	to	-41.06%
2007	540	$13.77	to	$19.43	$8,518	-	1.25%	to	2.45%	11.58%	to	12.71%
2006	500	$12.29	to	$17.24	$7,184	-	1.25%	to	2.45%	2.48%	to	3.67%
2005	397	$11.94	to	$16.63	$5,971	-	1.25%	to	2.45%	6.75%	to	7.58%
2004	296	$11.19	to	$15.47	$4,504	-	1.25%	to	1.95%	10.90%	to	11.14%
ING Marsico International Opportunities Portfolio - Service Class												
2008	646	$5.28	to	$9.10	$5,285	1.34%	1.00%	to	2.60%	-50.74%	to	-50.05%
2007	304	$17.54	to	$18.22	$5,453	1.01%	1.05%	to	2.60%	17.79%	to	19.32%
2006	226	$14.95	to	$15.27	$3,417	0.03%	1.05%	to	2.45%	21.31%	to	22.65%
2005	147	$12.34	to	$12.45	$1,817	(b)	1.05%	to	2.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2008	732	$7.86	to	$22.43	$9,141	6.25%	1.00%	to	2.45%	-24.17%	to	-23.12%
2007	673	$10.25	to	$29.19	$11,493	2.78%	1.00%	to	2.45%	1.53%	to	2.93%
2006	606	$11.79	to	$28.36	$10,544	2.33%	1.05%	to	2.45%	9.37%	to	10.74%
2005	480	$10.78	to	$25.61	$8,270	2.10%	1.05%	to	2.45%	0.93%	to	1.83%
2004	200	$10.73	to	$25.15	$4,707	1.95%	1.05%	to	1.95%	8.99%	to	9.97%
ING MFS Utilities Portfolio - Service Class												
2008	693	$6.35	to	$11.40	$7,193	4.28%	1.00%	to	2.45%	-39.14%	to	-38.51%
2007	387	$18.01	to	$18.54	$7,122	0.70%	1.25%	to	2.45%	24.50%	to	25.78%
2006	238	$14.49	to	$14.74	$3,492	0.09%	1.25%	to	2.25%	27.89%	to	29.18%
2005	87	$11.33	to	$11.41	$988	(b)	1.25%	to	2.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Multi-Manager International Small Cap Portfolio - Class S												
2008	33	$5.32	to	$5.36	$174	(e)	1.15%	to	2.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Oppenheimer Main Street Portfolio® - Service Class												
2008	541	$7.84	to	$15.98	$5,280	2.90%	1.05%	to	2.45%	-40.11%	to	-39.33%
2007	490	$13.09	to	$26.34	$8,170	0.82%	1.05%	to	2.45%	2.09%	to	3.17%
2006	273	$12.87	to	$25.53	$5,444	1.18%	1.05%	to	2.25%	12.40%	to	13.77%
2005	141	$11.45	to	$22.44	$2,788	0.90%	1.05%	to	2.25%	3.91%	to	4.62%
2004	114	$11.10	to	$21.45	$2,350	0.80%	1.05%	to	1.75%	10.89%	to	11.66%
ING PIMCO Core Bond Portfolio - Service Class												
2008	2,653	$10.02	to	$16.38	$32,262	3.34%	1.00%	to	2.45%	1.73%	to	3.15%
2007	775	$10.99	to	$15.88	$9,568	3.00%	1.05%	to	2.45%	6.49%	to	7.81%
2006	537	$10.32	to	$14.73	$6,525	2.42%	1.05%	to	2.45%	1.97%	to	3.22%
2005	356	$10.12	to	$14.27	$4,307	3.26%	1.05%	to	2.45%	0.49%	to	1.42%
2004	110	$10.12	to	$14.07	$1,456	3.24%	1.05%	to	2.10%	2.87%	to	3.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO High Yield Portfolio - Service Class												
2008	536	$7.96	to	$9.42	$4,815	9.46%	1.00%	to	2.45%	-24.26%	to	-23.35%
2007	551	$11.42	to	$12.29	$6,521	6.28%	1.05%	to	2.45%	0.44%	to	1.82%
2006	370	$11.37	to	$12.07	$4,331	6.23%	1.05%	to	2.45%	6.45%	to	7.77%
2005	230	$10.69	to	$11.20	$2,518	6.85%	1.05%	to	2.25%	2.29%	to	3.23%
2004	94	$10.49	to	$10.85	$1,016	(a)	1.05%	to	1.95%		(a)	
ING Pioneer Fund Portfolio - Service Class												
2008	25	$6.71	to	$8.48	$205	3.37%	1.00%	to	2.25%	-36.25%	to	-35.51%
2007	21	$12.80	to	$13.15	$270	1.00%	1.25%	to	2.25%	2.73%	to	3.79%
2006	10	$12.46	to	$12.67	$130	-	1.25%	to	2.25%	14.44%	to	15.29%
2005	7	$10.94	to	$10.99	$77	(b)	1.25%	to	1.95%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2008	779	$6.69	to	$8.33	$6,262	2.01%	1.00%	to	2.60%	-34.75%	to	-33.76%
2007	445	$10.13	to	$12.61	$5,563	0.51%	1.00%	to	2.60%	3.03%	to	4.21%
2006	318	$11.89	to	$12.10	$3,836	0.18%	1.25%	to	2.45%	9.79%	to	10.91%
2005	135	$10.83	to	$10.91	$1,473	(b)	1.25%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2008	2,166	$7.23	to	$36.14	$19,961	4.99%	1.00%	to	2.45%	-29.17%	to	-28.25%
2007	1,394	$12.48	to	$50.48	$18,486	1.89%	1.05%	to	2.45%	1.96%	to	3.28%
2006	764	$12.24	to	$48.97	$10,170	1.15%	1.05%	to	2.45%	11.99%	to	13.42%
2005	191	$10.93	to	$43.26	$2,834	0.65%	1.05%	to	2.45%	6.25%	to	6.39%
2004	22	$39.69	to	$40.66	$869	0.87%	1.25%	to	1.40%	14.98%	to	15.15%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2008	848	$6.50	to	$22.85	$7,214	4.53%	1.00%	to	2.45%	-37.18%	to	-36.49%
2007	740	$13.07	to	$35.98	$10,340	1.23%	1.05%	to	2.45%	0.69%	to	1.99%
2006	503	$12.98	to	$35.36	$7,183	1.27%	1.05%	to	2.45%	16.31%	to	17.87%
2005	330	$11.16	to	$30.06	$4,382	0.87%	1.05%	to	2.45%	1.91%	to	2.63%
2004	58	$11.00	to	$29.29	$1,336	0.92%	1.25%	to	2.00%	13.31%	to	13.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2008	575	$6.56	to	$16.27	$4,943	1.01%	1.15%	to	2.45%	-41.07%	to	-40.40%
2007	611	$13.61	to	$27.31	$8,903	1.23%	1.25%	to	2.45%	0.00%	to	1.11%
2006	234	$13.61	to	$27.01	$3,771	0.85%	1.25%	to	2.45%	19.79%	to	20.42%
2005	54	$11.47	to	$22.43	$1,139	0.73%	1.25%	to	1.75%	8.33%	to	8.51%
2004	51	$20.30	to	$20.67	$1,045	0.48%	1.25%	to	1.40%	9.43%	to	9.54%
ING Van Kampen Capital Growth Portfolio - Service Class												
2008	70	$5.35	to	$7.86	$535	-	1.00%	to	2.45%	-50.33%	to	-49.94%
2007	25	$15.28	to	$15.58	$383	-	1.25%	to	1.95%	18.91%	to	19.75%
2006	32	$12.85	to	$13.01	$414	-	1.25%	to	1.95%	2.07%	to	2.76%
2005	17	$12.59	to	$12.66	$217	(b)	1.25%	to	1.95%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Global Franchise Portfolio - Service Class												
2008	328	$7.61	to	$9.76	$3,102	2.42%	1.25%	to	2.45%	-30.21%	to	-29.48%
2007	365	$13.44	to	$13.84	$5,000	-	1.25%	to	2.45%	7.17%	to	8.38%
2006	123	$12.18	to	$12.77	$1,567	1.36%	1.25%	to	2.25%	18.60%	to	19.79%
2005	40	$10.59	to	$10.66	$429	(b)	1.25%	to	2.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	175	$7.21	to	$22.16	$1,874	4.13%	1.15%	to	2.45%	-33.62%	to	-33.07%
2007	148	$11.51	to	$33.11	$2,583	1.43%	1.25%	to	2.10%	0.40%	to	1.33%
2006	123	$11.36	to	$32.68	$2,443	1.16%	1.25%	to	2.10%	13.56%	to	14.55%
2005	88	$11.06	to	$28.53	$2,026	0.91%	1.25%	to	2.10%	8.52%	to	8.69%
2004	58	$25.81	to	$26.25	$1,502	0.82%	1.25%	to	1.40%	12.51%	to	12.71%
ING Van Kampen Real Estate Portfolio - Service Class												
2008	341	$8.71	to	$40.99	$3,392	1.31%	1.05%	to	2.60%	-40.01%	to	-39.19%
2007	390	$14.52	to	$67.51	$6,415	1.30%	1.05%	to	2.60%	-19.66%	to	-18.60%
2006	242	$13.58	to	$83.11	$4,966	1.09%	1.05%	to	2.45%	34.52%	to	36.19%
2005	128	$13.50	to	$61.15	$2,090	1.16%	1.05%	to	2.45%	14.51%	to	15.33%
2004	22	$11.84	to	$53.02	$670	1.65%	1.25%	to	2.10%	35.82%	to	36.05%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus International Equity Portfolio - Service Class												
2008	263	$6.00	to	$7.60	$1,851	6.87%	1.00%	to	2.25%	-44.93%	to	-44.40%
2007	178	$10.81	to	$13.67	$2,399	-	1.00%	to	2.00%	6.16%	to	7.05%
2006	32	$12.66	to	$12.77	$412	(c)	1.05%	to	1.85%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2008	29	$7.09	to	$7.25	$211	1.05%	1.25%	to	1.95%	-34.11%	to	-33.61%
2007	33	$10.76	to	$10.92	$359	-	1.25%	to	1.95%	-5.53%	to	-4.88%
2006	30	$11.37	to	$11.48	$338	(c)	1.25%	to	2.10%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING American Century Large Company Value Portfolio - Service Class												
2008	34	$6.15	to	$6.17	$212	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2008	23	$7.01	to	$7.03	$161	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Baron Small Cap Growth Portfolio - Service Class												
2008	806	$6.04	to	$7.68	$5,999	-	1.00%	to	2.45%	-42.63%	to	-41.86%
2007	529	$10.40	to	$13.21	$6,905	-	1.05%	to	2.45%	3.66%	to	5.01%
2006	321	$12.31	to	$12.58	$4,008	-	1.05%	to	2.45%	12.63%	to	14.05%
2005	72	$10.93	to	$11.03	$793	(b)	1.05%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2008	430	$6.45	to	$7.06	$2,836	0.11%	1.15%	to	2.60%	-35.63%	to	-34.90%
2007	236	$10.02	to	$10.23	$2,404	0.12%	1.25%	to	2.60%	0.60%	to	1.69%
2006	86	$10.00	to	$10.06	$865	(c)	1.25%	to	2.25%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Davis New York Venture Portfolio - Service Class												
2008	1,172	$6.26	to	$6.88	$7,943	0.81%	1.00%	to	2.45%	-40.68%	to	-39.97%
2007	556	$11.21	to	$11.46	$6,334	0.25%	1.25%	to	2.45%	1.72%	to	2.78%
2006	220	$11.02	to	$11.15	$2,440	-	1.25%	to	2.45%		-	
2005	1		$9.91		$11	(b)		1.95%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2008	135	$6.75	to	$11.71	$1,294	2.83%	1.00%	to	2.45%	-34.57%	to	-33.73%
2007	52	$13.48	to	$17.67	$827	0.55%	1.05%	to	2.25%	0.00%	to	1.26%
2006	61	$13.48	to	$17.45	$983	-	1.05%	to	2.25%	13.95%	to	15.26%
2005	66	$11.83	to	$15.14	$920	0.29%	1.05%	to	2.25%	6.36%	to	7.38%
2004	32	$11.17	to	$14.10	$436	-	1.05%	to	1.95%	18.49%	to	19.29%
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class												
2008	151	$7.31	to	$8.18	$1,152	-	1.05%	to	2.45%	-40.71%	to	-39.99%
2007	141	$12.33	to	$13.63	$1,800	-	1.05%	to	2.45%	-4.20%	to	-2.92%
2006	85	$12.87	to	$14.04	$1,129	-	1.05%	to	2.45%	7.52%	to	8.84%
2005	64	$11.97	to	$12.90	$777	-	1.05%	to	2.45%	9.06%	to	9.84%
2004	8	$11.03	to	$11.69	$93	-	1.25%	to	1.95%		7.77%	
ING Neuberger Berman Partners Portfolio - Service Class												
2008	73	$5.21	to	$5.32	$386	-	1.25%	to	2.00%	-52.29%	to	-51.90%
2007	84	$10.86	to	$11.10	$923	0.23%	1.05%	to	2.45%	6.05%	to	7.45%
2006	79	$10.24	to	$10.33	$817	(c)	1.05%	to	2.45%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Initial Class												
2008	18	$8.46	to	$8.75	$151	2.39%	1.05%	to	1.95%	-41.45%	to	-40.96%
2007	18	$14.45	to	$14.82	$267	1.13%	1.05%	to	1.95%	4.48%	to	5.48%
2006	19	$13.83	to	$14.05	$265	0.06%	1.05%	to	1.95%	15.64%	to	16.79%
2005	22	$11.96	to	$12.03	$268	(b)	1.05%	to	1.95%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Oppenheimer Global Portfolio - Service Class												
2008	751	$6.20	to	$10.00	$6,873	2.43%	1.00%	to	2.45%	-41.87%	to	-41.04%
2007	630	$10.54	to	$16.97	$10,070	1.08%	1.00%	to	2.45%	3.92%	to	5.21%
2006	534	$13.88	to	$16.13	$8,193	0.08%	1.05%	to	2.45%	14.97%	to	16.38%
2005	185	$11.97	to	$13.86	$2,432	1.35%	1.05%	to	2.25%	11.06%	to	12.05%
2004	7	$11.66	to	$12.37	$80	-	1.05%	to	1.95%	13.04%	to	13.80%
ING Oppenheimer Strategic Income Portfolio - Service Class												
2008	10	$8.80	to	$8.82	$88	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING PIMCO Total Return Portfolio - Service Class												
2008	11	$10.46	to	$10.49	$111	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution 2015 Portfolio - Service Class												
2008	3		$7.52		$26	(e)		1.20%			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)
ING Solution 2025 Portfolio - Service Class										
2008	112	$6.86	to	$6.88	$771	(e)	1.00%	to	1.20%	(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
2004	(e)		(e)		(e)	(e)		(e)		(e)
ING Solution 2035 Portfolio - Service Class										
2008	12	$6.60	to	$6.62	$77	(e)	1.00%	to	1.20%	(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
2004	(e)		(e)		(e)	(e)		(e)		(e)
ING Solution 2045 Portfolio - Service Class										
2008	2		$6.38		$14	(e)		1.00%		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
2004	(e)		(e)		(e)	(e)		(e)		(e)
ING Solution Income Portfolio - Service Class										
2008	6	$8.51	to	$8.53	$51	(e)	1.00%	to	1.20%	(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
2004	(e)		(e)		(e)	(e)		(e)		(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class										
2008	65	$6.06	to	$6.07	$393	(e)	1.00%	to	1.20%	(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
2004	(e)		(e)		(e)	(e)		(e)		(e)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2008	183	$5.69	to	$6.35	$1,084	1.71%	1.00%	to	2.45%	-43.58%	to	-43.03%
2007	20	$10.12	to	$10.18	$201	(d)	1.25%	to	2.10%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Templeton Foreign Equity Portfolio - Service Class												
2008	825	$6.24	to	$7.51	$6,061	3.51%	1.00%	to	2.45%	-41.97%	to	-41.24%
2007	304	$12.51	to	$12.78	$3,853	1.34%	1.05%	to	2.45%	13.09%	to	14.01%
2006	42	$11.15	to	$11.21	$466	(c)	1.05%	to	1.85%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Thornburg Value Portfolio - Initial Class												
2008	-		$6.09		$1	-		1.75%			-40.76%	
2007	-		$10.28		$3	-		1.75%			5.33%	
2006	1	$9.76	to	$12.95	$12	0.70%	1.45%	to	1.75%	14.82%	to	15.11%
2005	3	$8.50	to	$11.25	$24	-	1.45%	to	1.75%		-0.23%	
2004	2		$8.52		$17	(a)		1.75%			(a)	
ING Thornburg Value Portfolio - Service Class												
2008	12	$6.13	to	$6.15	$72	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2008	70	$5.99	to	$8.10	$510	2.23%	1.00%	to	2.10%	-41.31%	to	-40.66%
2007	49	$13.12	to	$13.65	$657	0.65%	1.05%	to	2.10%	-1.20%	to	-0.07%
2006	43	$13.28	to	$13.66	$581	0.73%	1.05%	to	2.10%	12.04%	to	13.08%
2005	32	$11.19	to	$12.08	$380	0.89%	1.05%	to	2.00%		7.19%	
2004	6		$11.13		$71	(a)		1.65%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Comstock Portfolio - Service Class												
2008	424	$6.14	to	$8.80	$3,365	4.24%	1.00%	to	2.60%	-38.08%	to	-37.14%
2007	395	$12.08	to	$14.00	$5,040	1.40%	1.05%	to	2.60%	-4.56%	to	-3.25%
2006	278	$12.72	to	$14.47	$3,696	0.74%	1.05%	to	2.45%	13.35%	to	14.66%
2005	194	$10.59	to	$12.62	$2,273	0.39%	1.05%	to	2.25%	1.44%	to	2.35%
2004	22	$11.13	to	$12.33	$264	-	1.05%	to	1.95%	14.69%	to	15.56%
ING Van Kampen Equity and Income Portfolio - Service Class												
2008	235	$7.69	to	$9.29	$2,087	7.72%	1.00%	to	2.45%	-25.33%	to	-24.53%
2007	86	$11.96	to	$12.31	$1,047	1.64%	1.25%	to	2.45%	0.93%	to	1.99%
2006	45	$11.85	to	$12.07	$542	2.20%	1.25%	to	2.45%	9.99%	to	11.04%
2005	35	$10.81	to	$10.87	$377	(b)	1.25%	to	2.10%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING VP Strategic Allocation Growth Portfolio - Class S												
2008	11	$6.64	to	$6.66	$74	(e)	1.00%	to	1.20%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING VP Strategic Allocation Moderate Portfolio - Class S												
2008	3	$7.19	to	$7.21	$23	(e)	1.00%	to	1.20%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING VP Growth and Income Portfolio - Class I												
2008	181	$6.12	to	$6.14	$1,109	1.48%	1.25%	to	1.40%	-38.55%	to	-38.35%
2007	201	$9.96			$2,002	(d)	1.25%	to	1.40%	(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Growth and Income Portfolio - Class S												
2008	123	$6.04	to	$6.63	$755	3.95%	1.00%	to	2.45%	-38.79%	to	-38.69%
2007	1		$9.95		$5	(d)	1.45%	to	1.65%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING GET U.S. Core Portfolio - Series 3												
2008	234	$9.75	to	$10.19	$2,316	2.11%	1.55%	to	2.40%	-5.80%	to	-4.94%
2007	258	$10.35	to	$10.72	$2,707	2.62%	1.55%	to	2.40%	2.48%	to	3.38%
2006	296	$10.10	to	$10.37	$3,015	2.55%	1.55%	to	2.40%	3.80%	to	4.75%
2005	570	$9.73	to	$9.90	$5,583	1.91%	1.55%	to	2.40%	-1.62%	to	-0.80%
2004	670	$9.89	to	$9.98	$6,647	(a)	1.55%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 4												
2008	257	$10.02	to	$10.44	$2,624	2.91%	1.55%	to	2.40%	-7.99%	to	-7.20%
2007	273	$10.89	to	$11.25	$3,016	2.83%	1.55%	to	2.40%	1.21%	to	2.09%
2006	301	$10.76	to	$11.02	$3,271	2.77%	1.55%	to	2.40%	5.28%	to	6.27%
2005	427	$10.22	to	$10.37	$4,384	1.56%	1.55%	to	2.40%	-1.06%	to	-0.29%
2004	552	$10.33	to	$10.40	$5,714	(a)	1.55%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 5												
2008	295	$10.25	to	$10.65	$3,070	1.51%	1.55%	to	2.40%	-9.53%	to	-8.82%
2007	321	$11.33	to	$11.68	$3,685	1.74%	1.55%	to	2.40%	-0.35%	to	0.52%
2006	339	$11.37	to	$11.62	$3,885	1.71%	1.55%	to	2.40%	8.60%	to	9.52%
2005	477	$10.47	to	$10.61	$5,020	0.90%	1.55%	to	2.40%	0.29%	to	1.14%
2004	641	$10.44	to	$10.49	$6,705	(a)	1.55%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 6												
2008	137	$9.95	to	$10.42	$1,384	1.88%	1.55%	to	2.60%	-8.63%	to	-7.62%
2007	145	$10.89	to	$11.28	$1,596	2.37%	1.55%	to	2.60%	0.65%	to	1.71%
2006	171	$10.82	to	$11.09	$1,862	1.94%	1.55%	to	2.60%	7.66%	to	8.83%
2005	402	$10.05	to	$10.19	$4,064	0.34%	1.55%	to	2.60%	0.00%	to	1.09%
2004	525	$10.05	to	$10.08	$5,285	(a)	1.55%	to	2.60%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 7												
2008	263	$10.03	to	$10.32	$2,673	2.01%	1.75%	to	2.45%	-7.30%	to	-6.69%
2007	292	$10.82	to	$11.06	$3,187	2.63%	1.75%	to	2.45%	0.74%	to	1.47%
2006	332	$10.74	to	$10.90	$3,582	1.79%	1.75%	to	2.45%	7.62%	to	8.35%
2005	656	$9.97	to	$10.06	$6,569	(b)	1.75%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 8												
2008	38	$10.00	to	$10.28	$380	2.34%	1.75%	to	2.45%	-8.76%	to	-8.05%
2007	59	$10.96	to	$11.18	$647	2.26%	1.75%	to	2.45%	1.11%	to	1.82%
2006	62	$10.84	to	$11.02	$680	0.69%	1.55%	to	2.45%	7.97%	to	9.00%
2005	293	$10.04	to	$10.11	$2,946	(b)	1.55%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 9												
2008	23	$10.01	to	$10.34	$234	2.06%	1.55%	to	2.45%	-7.49%	to	-6.59%
2007	23	$10.82	to	$11.07	$252	2.84%	1.55%	to	2.45%	1.41%	to	2.31%
2006	36	$10.67	to	$10.82	$381	0.72%	1.55%	to	2.45%	7.45%	to	8.42%
2005	157	$9.93	to	$9.98	$1,557	(b)	1.55%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 10												
2008	90	$10.17	to	$10.41	$923	2.50%	1.55%	to	2.25%	-6.01%	to	-5.36%
2007	91	$10.82	to	$11.00	$995	1.81%	1.55%	to	2.25%	1.22%	to	1.95%
2006	93	$10.67	to	$10.79	$997	0.48%	1.55%	to	2.45%	7.13%	to	8.12%
2005	283	$9.95	to	$9.98	$2,822	(b)	1.55%	to	2.45%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 11												
2008	24	$10.35	to	$10.58	$250	2.36%	1.55%	to	2.25%	-1.71%	to	-1.03%
2007	24	$10.53	to	$10.69	$258	0.32%	1.55%	to	2.25%	-0.28%	to	0.47%
2006	507	$10.54	to	$10.64	$5,356	(c)	1.55%	to	2.45%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 12												
2008	5	$10.25	to	$10.37	$56	1.69%	2.05%	to	2.45%	-8.48%	to	-8.15%
2007	6	$11.20	to	$11.29	$62	0.16%	2.05%	to	2.45%	0.45%	to	0.89%
2006	105	$11.15	to	$11.23	$1,171	(c)	1.55%	to	2.45%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING GET U.S. Core Portfolio - Series 13												
2008	69	$10.28	to	$10.41	$711	1.10%	1.95%	to	2.45%	-0.10%	to	0.39%
2007	72	$10.29	to	$10.37	$740	0.85%	1.95%	to	2.45%	2.39%	to	2.88%
2006	950	$10.05	to	$10.08	$9,554	(c)	1.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING GET U.S. Core Portfolio - Series 14												
2008	943	$10.20	to	$10.42	$9,664	1.80%	1.55%	to	2.60%	0.39%	to	1.46%
2007	1,027	$10.16	to	$10.27	$10,461	(d)	1.55%	to	2.60%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING BlackRock Global Science and Technology Portfolio - Class S												
2008	305	$6.46	to	$6.57	$1,982	(e)	1.00%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING International Index Portfolio - Class S												
2008	96	$6.02	to	$6.08	$580	(e)	1.15%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S												
2008	229	$10.13	to	$10.23	$2,336	(e)	1.00%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Opportunistic Large Cap Growth Portfolio - Class S												
2008	3	$6.38	to	$6.40	$20	(e)	1.00%	to	1.20%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Opportunistic Large Cap Value Portfolio - Class S												
2008	16	$6.55	to	$8.27	$114	1.49%	1.20%	to	1.95%	-37.04%	to	-36.57%
2007	14	$10.38	to	$13.07	$155	1.28%	1.25%	to	1.95%	0.71%	to	1.42%
2006	14	$10.28	to	$12.91	$158	1.36%	1.25%	to	1.95%	13.52%	to	14.39%
2005	15	$8.98	to	$11.31	$148	1.09%	1.25%	to	1.95%	4.75%	to	5.36%
2004	4	$8.57	to	$10.73	$36	-	1.25%	to	1.95%		7.89%	
ING Russell™ Large Cap Index Portfolio - Class S												
2008	85	$6.67	to	$6.72	$574	(e)	1.15%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Index Portfolio - Class S												
2008	83	$6.09	to	$6.14	$507	(e)	1.15%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Small Cap Index Portfolio - Class S												
2008	120	$6.92	to	$6.99	$834	(e)	1.05%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING VP Index Plus LargeCap Portfolio - Class S												
2008	428	$6.52	to	$8.16	$3,275	1.85%	1.00%	to	2.60%	-38.94%	to	-38.01%
2007	443	$11.40	to	$13.23	$5,607	0.81%	1.05%	to	2.60%	2.31%	to	3.61%
2006	329	$11.10	to	$12.81	$4,051	0.89%	1.05%	to	2.45%	11.64%	to	13.13%
2005	305	$9.96	to	$11.38	$3,370	0.76%	1.05%	to	2.45%	3.10%	to	4.05%
2004	58	$9.64	to	$10.98	$570	0.61%	1.05%	to	1.95%	8.31%	to	9.05%
ING VP Index Plus MidCap Portfolio - Class S												
2008	590	$6.38	to	$9.83	$4,941	1.15%	1.00%	to	2.60%	-39.26%	to	-38.41%
2007	506	$11.17	to	$15.96	$7,246	0.50%	1.05%	to	2.60%	2.82%	to	4.11%
2006	433	$10.75	to	$15.33	$5,948	0.42%	1.05%	to	2.45%	6.57%	to	8.03%
2005	306	$11.52	to	$14.19	$3,933	0.26%	1.05%	to	2.45%	8.68%	to	9.66%
2004	60	$11.39	to	$12.94	$754	0.42%	1.05%	to	2.10%	14.30%	to	15.12%
ING VP Index Plus SmallCap Portfolio - Class S												
2008	529	$6.33	to	$10.16	$4,383	0.65%	1.00%	to	2.60%	-35.28%	to	-34.37%
2007	481	$10.15	to	$15.48	$6,353	0.12%	1.05%	to	2.60%	-8.68%	to	-7.47%
2006	377	$10.99	to	$16.73	$5,395	0.25%	1.05%	to	2.45%	10.84%	to	12.28%
2005	292	$12.27	to	$14.90	$3,809	0.17%	1.05%	to	2.45%	5.29%	to	6.28%
2004	61	$11.70	to	$14.02	$817	-	1.05%	to	2.10%	19.39%	to	20.45%
ING VP Small Company Portfolio - Class S												
2008	168	$6.89	to	$7.16	$1,169	(e)	1.00%	to	2.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S												
2008	593	$6.00	to	$6.09	$3,600	(e)	1.15%	to	2.45%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING VP International Value Portfolio - Class S												
2008	99	$6.42	to	$6.44	$637	(e)	1.00%	to	1.20%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING VP MidCap Opportunities Portfolio - Class S												
2008	459	$6.43	to	$7.15	$3,061	-	1.00%	to	2.45%	-38.62%	to	-38.50%
2007	5	$10.72	to	$10.83	$56	-	1.25%	to	1.40%	23.79%	to	23.91%
2006	5	$8.66	to	$8.74	$45	-	1.25%	to	1.40%	6.00%	to	6.33%
2005	5	$8.17	to	$8.22	$43	-	1.25%	to	1.40%	8.64%	to	8.73%
2004	8	$7.52	to	$7.56	$59	(a)	1.25%	to	1.40%	(a)		
ING VP SmallCap Opportunities Portfolio - Class S												
2008	82	$6.65	to	$9.32	$631	-	1.00%	to	2.00%	-35.93%	to	-35.41%
2007	45	$8.80	to	$14.43	$633	-	1.25%	to	2.00%	7.68%	to	8.41%
2006	41	$8.13	to	$13.31	$534	-	1.25%	to	1.95%	10.13%	to	11.01%
2005	22	$7.34	to	$11.99	$241	-	1.25%	to	1.95%	7.31%		
2004	3		$6.84		$22	-		1.40%		8.40%		
ING VP Balanced Portfolio - Class S												
2008	23	$7.38	to	$7.77	$176	2.84%	1.00%	to	1.95%	-29.68%	to	-29.04%
2007	23	$10.72	to	$10.95	$247	2.81%	1.05%	to	2.25%	2.88%	to	4.19%
2006	31	$10.42	to	$10.51	$323	(c)	1.05%	to	2.25%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Intermediate Bond Portfolio - Class S												
2008	1,654	$8.89	to	$9.76	$15,658	7.56%	1.00%	to	2.45%	-10.75%	to	-9.57%
2007	745	$10.24	to	$10.87	$8,008	4.77%	1.00%	to	2.45%	3.24%	to	4.52%
2006	374	$10.18	to	$10.40	$3,858	6.02%	1.05%	to	2.45%	1.39%	to	2.47%
2005	109	$10.04	to	$10.11	$1,099	(b)	1.25%	to	2.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
Legg Mason Partners Variable International All Cap Opportunity Portfolio												
2008	10	$10.31	to	$10.52	$100	2.01%	1.25%	to	1.40%	-44.18%	to	-44.10%
2007	11	$18.47	to	$18.82	$199	0.96%	1.25%	to	1.40%	4.88%	to	4.96%
2006	12	$17.61	to	$17.93	$219	2.02%	1.25%	to	1.40%	24.10%	to	24.34%
2005	15	$14.19	to	$14.42	$209	1.41%	1.25%	to	1.40%	10.17%	to	10.33%
2004	17	$12.88	to	$13.07	$216	0.89%	1.25%	to	1.40%	16.14%	to	16.38%
Legg Mason Partners Variable Investors Portfolio												
2008	45	$6.17	to	$6.19	$278	1.14%	1.25%	to	1.40%	-36.59%	to	-36.45%
2007	62	$9.73	to	$9.74	$603	(d)	1.25%	to	1.40%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Legg Mason Partners Variable Lifestyle Allocation 50%												
2008	107	$11.61	to	$11.82	$1,250	3.53%	1.25%	to	1.40%	-28.33%	to	-28.23%
2007	122	$16.20	to	$16.47	$1,982	3.22%	1.25%	to	1.40%	1.76%	to	1.92%
2006	159	$15.92	to	$16.16	$2,545	2.52%	1.25%	to	1.40%	6.70%	to	6.88%
2005	202	$14.92	to	$15.12	$3,021	2.09%	1.25%	to	1.40%	1.08%	to	1.20%
2004	242	$14.76	to	$14.94	$3,579	0.13%	1.25%	to	1.40%	6.11%	to	6.26%
Legg Mason Partners Variable Lifestyle Allocation 70%												
2008	47	$9.88	to	$10.06	$462	2.28%	1.25%	to	1.40%	-33.74%	to	-33.64%
2007	57	$14.91	to	$15.16	$856	2.62%	1.25%	to	1.40%	2.40%	to	2.57%
2006	67	$14.56	to	$14.78	$974	1.58%	1.25%	to	1.40%	7.30%	to	7.49%
2005	102	$13.57	to	$13.75	$1,381	1.39%	1.25%	to	1.40%	3.27%	to	3.46%
2004	125	$13.14	to	$13.29	$1,642	0.06%	1.25%	to	1.40%	7.18%	to	7.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Legg Mason Partners Variable Lifestyle Allocation 85%												
2008	23	$9.62	to	$9.80	$224	1.61%	1.25%	to	1.40%	-38.29%	to	-38.17%
2007	25	$15.59	to	$15.85	$399	1.42%	1.25%	to	1.40%	1.90%	to	2.06%
2006	29	$15.30	to	$15.53	$447	0.82%	1.25%	to	1.40%	7.90%	to	8.07%
2005	48	$14.18	to	$14.37	$677	0.41%	1.25%	to	1.40%	4.57%	to	4.74%
2004	57	$13.56	to	$13.72	$777	-	1.25%	to	1.40%	9.09%	to	9.24%
Legg Mason Partners Variable High Income Portfolio												
2008	10	$11.67	to	$11.92	$116	12.33%	1.25%	to	1.40%	-30.99%	to	-30.86%
2007	10	$16.91	to	$17.24	$176	8.14%	1.25%	to	1.40%	-1.11%	to	-0.92%
2006	13	$17.10	to	$17.40	$217	7.65%	1.25%	to	1.40%	9.40%	to	9.57%
2005	14	$15.63	to	$15.88	$215	7.80%	1.25%	to	1.40%	1.23%	to	1.34%
2004	14	$15.44	to	$15.67	$221	6.64%	1.25%	to	1.40%	8.89%	to	9.05%
Legg Mason Partners Variable Money Market Portfolio												
2008	8	$13.54	to	$13.83	$105	2.39%	1.25%	to	1.40%	1.12%	to	1.32%
2007	11	$13.39	to	$13.65	$146	4.19%	1.25%	to	1.40%	3.48%	to	3.57%
2006	14	$12.94	to	$13.18	$188	4.73%	1.25%	to	1.40%	3.19%	to	3.37%
2005	12	$12.54	to	$12.75	$145	2.60%	1.25%	to	1.40%	1.37%	to	1.51%
2004	13	$12.37	to	$12.56	$163	0.87%	1.25%	to	1.40%	-0.56%	to	-0.32%
Oppenheimer Main Street Small Cap Fund®/VA - Service Class												
2008	12	$6.09	to	$6.11	$73	-	1.00%	to	1.20%	-38.65%		
2007	5	$9.96			$47	(d)	1.00%			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
PIMCO Real Return Portfolio - Administrative Class												
2008	14	$9.83	to	$9.86	$142	(e)	1.00%	to	1.20%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Equity Income VCT Portfolio - Class II												
2008	187	$6.85	to	$6.86	$1,279	2.71%	1.00%	to	1.20%		-31.19%	
2007	5		$9.97		$47	(d)		1.00%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer Small Cap Value VCT Portfolio - Class II												
2008	14	$5.88	to	$6.03	$84	-	1.05%	to	1.95%	-39.38%	to	-38.72%
2007	17	$9.70	to	$9.84	$163	0.54%	1.05%	to	1.95%	-9.01%	to	-8.12%
2006	19	$10.66	to	$10.71	$205	(c)	1.05%	to	1.95%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ProFund VP Bull												
2008	8	$6.14	to	$7.73	$57	-	1.25%	to	1.85%	-38.81%	to	-38.38%
2007	9	$10.03	to	$12.59	$108	0.96%	1.25%	to	2.25%	1.24%	to	2.17%
2006	9	$9.86	to	$12.33	$101	0.26%	1.25%	to	2.25%	11.11%	to	12.28%
2005	9	$8.83	to	$11.01	$86	-	1.25%	to	2.25%	0.91%	to	1.46%
2004	8	$8.70	to	$8.91	$70	-	1.25%	to	1.90%		7.48%	
ProFund VP Europe 30												
2008	8	$7.00	to	$8.71	$62	2.01%	1.25%	to	1.95%	-45.10%	to	-44.71%
2007	9	$12.72	to	$15.78	$137	2.23%	1.25%	to	1.95%	12.38%	to	13.17%
2006	10	$11.30	to	$13.98	$132	0.43%	1.05%	to	1.95%	15.18%	to	16.32%
2005	8	$9.78	to	$12.07	$89	-	1.05%	to	1.95%	6.01%	to	6.98%
2004	21	$9.21	to	$11.32	$235	-	1.05%	to	1.95%		0.00%	
ProFund VP Rising Rates Opportunity												
2008	36	$4.52	to	$5.28	$181	5.05%	1.05%	to	2.45%	-39.45%	to	-38.57%
2007	50	$7.42	to	$8.69	$413	5.29%	1.05%	to	2.45%	-7.35%	to	-6.21%
2006	56	$7.98	to	$9.30	$495	2.07%	1.05%	to	2.45%	7.67%	to	8.89%
2005	36	$7.39	to	$8.57	$293	-	1.05%	to	2.25%	-9.66%	to	-8.83%
2004	16	$8.17	to	$9.43	$133	(a)	1.05%	to	1.95%		(a)	

(a)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company of New York
For the years ended December 31, 2008, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements – Statutory Basis

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company of New York

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company of New York (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2008 and 2007, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department ("New York Insurance Department"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2008 and 2007, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2008.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

Ernst & Young LLP

Atlanta, Georgia
April 3, 2009

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 1,786,738	$ 1,751,153
Preferred stocks	1,210	3,973
Common stocks	1,484	1,674
Mortgage loans	122,322	136,154
Contract loans	101,514	100,781
Other invested assets	36,192	35,071
Cash and short term investments	19,873	44,895
Total cash and invested assets	2,069,333	2,073,701
Deferred and uncollected premiums, less loading (2008-$3,775; 2007-$4,624)	(41,804)	16,052
Accrued investment income	18,983	18,083
Reinsurance balances recoverable	63,428	8,830
Indebtedness from related parties	92,906	5,696
Federal income tax recoverable (including $3,456 on realized capital losses at December 31, 2008)	3,374	-
Net deferred tax asset	19,981	14,798
Separate account assets	980,972	1,114,687
Other assets	298	169
Total admitted assets	$ 3,207,471	$ 3,252,016

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 1,761,516	$ 1,595,694
Accident and health reserves	38,199	32,045
Deposit type contracts	70,265	68,374
Policyholders' funds	1,383	1,567
Dividends payable	891	834
Policy and contract claims	32,951	45,861
Total policy and contract liabilities	1,905,205	1,744,375
Interest maintenance reserve	-	1,486
Accounts payable and accrued expenses	7,133	6,822
Reinsurance balances	5,045	1,831
Indebtedness to related parties	17,770	17,805
Current federal income taxes payable (including $(1,569) on		
realized capital losses at December 31, 2007)	-	10,189
Contingency reserve	4,109	6,590
Asset valuation reserve	17,409	16,699
Borrowed money	73,833	71,655
Net transfers to separate accounts	(39,777)	(39,384)
Other liabilities	13,808	12,311
Separate account liabilities	980,972	1,114,687
Total liabilities	2,985,507	2,965,066
Capital and surplus:		
Common stock: $2.00 par value; 1,377,863 shares authorized, issued		
and outstanding	2,756	2,756
Paid in and contributed surplus	228,881	138,881
Unassigned (deficit) surplus	(9,673)	145,313
Total capital and surplus	221,964	286,950
Total liabilities and capital and surplus	$ 3,207,471	$ 3,252,016

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Operations – Statutory Basis

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 525,488	$ 451,131	$ 423,674
Considerations for supplementary contracts with life contingencies	13,103	771	335
Net investment income	112,999	117,963	112,195
Amortization of interest maintenance reserve	(220)	306	1,590
Commissions, expense allowances and reserve adjustments on reinsurance ceded	72,114	58,684	5,496
Other revenues	27,351	19,144	15,664
Total premiums and other revenues	750,835	647,999	558,954
Benefits paid or provided:			
Death benefits	79,180	93,971	83,354
Annuity benefits	16,237	15,047	18,644
Surrender benefits and withdrawals	181,034	161,796	161,361
Interest on policy or contract funds	3,399	3,141	2,812
Accident and health benefits	29,314	28,082	11,854
Other benefits	1,440	1,084	1,123
Increase (decrease) in life, annuity, and accident and health reserves	171,324	(3,185)	39,991
Net transfers to separate accounts	297,888	184,650	125,313
Total benefits paid or provided	779,816	484,586	444,452
Insurance expenses and other deductions:			
Commissions	54,535	54,765	41,702
General expenses	56,515	51,988	53,402
Insurance taxes, licenses and fees	9,044	6,991	7,111
Other deductions (recovered expenses)	40,606	40,103	(6,862)
Total insurance expenses and other deductions	160,700	153,847	95,353
(Loss) gain from operations before policyholder dividends, federal income taxes and net realized capital losses	(189,681)	9,566	19,149
Dividends to policyholders	844	915	669
(Loss) gain from operations before federal income taxes and net realized capital losses	(190,525)	8,651	18,480
Federal income tax expense (benefit)	4,302	16,585	(211)
(Loss) gain from operations before net realized capital losses	(194,827)	(7,934)	18,691
Net realized capital losses	(2,080)	(4,838)	(811)
Net (loss) income	$ (196,907)	$ (12,772)	$ 17,880

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,756	$ 2,756	$ 2,756
Paid-in and contributed surplus:			
Balance at beginning of year	138,881	138,881	138,881
Capital contribution	90,000	-	-
Balance at end of year	228,881	138,881	138,881
Unassigned (deficit) surplus:			
Balance at beginning of year	145,313	136,575	138,259
Net (loss) income	(196,907)	(12,772)	17,880
Change in net unrealized capital losses	(898)	3,020	2,898
Change in nonadmitted assets	(52,660)	(3,889)	8,055
Change in liability for reinsurance in unauthorized companies	(4,009)	(538)	2,962
Change in asset valuation reserve	(710)	(1,892)	(455)
Change in net deferred income tax	61,935	2,566	(5,542)
Change in surplus as a result of reinsurance	39,976	41,385	-
Amortization of deferred gain on reinsurance transaction	(1,713)	(345)	-
Other changes in surplus	-	(117)	118
Dividends to stockholder	-	(18,680)	(27,600)
Balance at end of year	(9,673)	145,313	136,575
Total capital and surplus	$ 221,964	$ 286,950	$ 278,212

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 587,695	$ 450,940	$ 396,182
Net investment income received	113,400	118,747	115,293
Commission and expenses paid	(120,666)	(111,520)	(93,750)
Benefits paid	(324,973)	(295,476)	(259,509)
Net transfers from separate accounts	(297,904)	(197,237)	(134,283)
Dividends paid to policyholders	(797)	(777)	(622)
Federal income taxes paid	(21,349)	(2,201)	(343)
Miscellaneous income	54,509	76,990	25,134
Net cash (used in) provided by operations	(10,085)	39,466	48,102
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	1,457,837	1,540,034	1,324,740
Stocks	2,969	2,143	-
Mortgage loans	21,933	29,100	38,393
Other invested assets	12,319	4,053	5,046
Net losses on cash and short term investments	-	-	(1,333)
Miscellaneous proceeds	26,028	4,375	352
Total investment proceeds	1,521,086	1,579,705	1,367,198
Cost of investments acquired:			
Bonds	1,517,547	1,595,895	1,315,331
Stocks	1,035	2,156	54
Mortgage loans	8,100	7,080	4,100
Other invested assets	15,040	9,611	6,768
Miscellaneous applications	268	1,028	4,940
Total cost of investments acquired	1,541,990	1,615,770	1,331,193
Net increase in contract loans	(733)	(3,119)	(4,220)
Net cash (used in) provided by investment activities	(21,637)	(39,184)	31,785
Financing and miscellaneous activities			
Other cash provided (applied):			
Borrowed money	2,178	594	(26,663)
Net deposits (withdrawals) on deposit type contracts	1,893	(6,300)	2,170
Dividends paid to stockholder	-	(18,680)	(27,600)
Other cash provided (applied)	2,629	4,034	(8,809)
Net cash provided by (used in) financing and miscellaneous activities	6,700	(20,352)	(60,902)
Net (decrease) increase in cash and short term investments	(25,022)	(20,070)	18,985
Cash and short term investments:			
Beginning of year	44,895	64,965	45,980
End of year	$ 19,873	$ 44,895	$ 64,965

(Dollar amounts in millions, unless otherwise stated)

1.   Nature of Operations and Significant Accounting Policies

ReliaStar Life Insurance Company of New York (the "Company") is domiciled in New York and is a wholly owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar"), a Minnesota domiciled insurance company. ReliaStar is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, group life, and health products and services. The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax advantaged savings for retirement and protection in the event of death. The Company is presently licensed in all 50 states and the District of Columbia.

Basis of Presentation: The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

The Company invests in structured securities including mortgage backed securities, collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted projected future cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

(Dollar amounts in millions, unless otherwise stated)

For GAAP, assets are re-evaluated based on the discounted projected future cash flows using a current market rate. Impairments are recognized when the fair value is less than book value and there has been an adverse change in projected future cash flows. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest maintenance reserve ("IMR") is a statutory policyholder liability established to capture the realized capital gains and losses that result from changes in overall level of interest rates, and amortize them into income over the remaining life of the investment sold. Under a formula prescribed by the NAIC, the Company defers in the IMR the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

(Dollar amounts in millions, unless otherwise stated)

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

(Dollar amounts in millions, unless otherwise stated)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered

(Dollar amounts in millions, unless otherwise stated)

through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short term investments in the Statements of Cash Flows represent cash balances, demand deposits and short-term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the effective interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

(Dollar amounts in millions, unless otherwise stated)

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than temporary impairment testing. As part of this testing, the Company determines whether or not it has the intent to sell investments. If a decision to sell has been made, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86 permissible investments using the derivative in conjunction with other investments.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gains or losses in surplus.

Mortgage loans are reported at amortized cost, less write down for impairments.

(Dollar amounts in millions, unless otherwise stated)

Contract loans are reported at unpaid principal balances.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates market value and include investments with maturities of one year or less from, the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distribution are reported in investment income.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.3% to 8.8%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid Up Limited Pay contracts.

(Dollar amounts in millions, unless otherwise stated)

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the New York Insurance Department, is $16.4 billion and $10.5 billion at December 31, 2008 and 2007, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $112.2 and $87.3 at December 31, 2008 and 2007, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 2.0% of the Company's ordinary life insurance in force and less than 3.0% of premium income.
The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $0.8, $0.9 and $0.7 was incurred in 2008, 2007 and 2006, respectively.

Benefit Plans: The Company, through its parent or affiliates, provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are

(Dollar amounts in millions, unless otherwise stated)

charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31			
	2008		**2007**	
	(In Thousands)			
Deferred federal income taxes	$	113,476	$	55,958
Agents' debit balances		330		353
Deferred and uncollected premiums		1,348		5,378
Other		1,431		2,236
Total nonadmitted assets	$	116,585	$	63,925

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2008. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2008.

Guaranteed Benefits: For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying the Commissioners' Annuity Reserve Valuation Method ("CARVM") to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the net assumed returns. This guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation.

In addition, this guideline clarifies standards for reinsurance transactions involving GMDBs with the integrated benefit streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

For the Guaranteed Minimum Income Benefits ("GMIB"), Guaranteed Minimum Accumulation Benefits ("GMAB") and Guaranteed Minimum Withdrawal Benefits ("GMWB"), Actuarial Guideline 39 ("AG39") is followed. AG39 has two parts, the

(Dollar amounts in millions, unless otherwise stated)

minimum of which is accrued charges to date for the inforce and the other involves an asset adequacy test which can produce reserves in addition to the accrued charges.

Reclassifications: Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2008 financial statement presentation.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Certain other separate accounts relate to experience rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is reestablished each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $22.6 and $5.0 at December 31, 2008 and 2007, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York Insurance Department. The New York Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the New York Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of New York. The New York Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the New York Insurance Department. As of December 31, 2008, 2007, and 2006, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3.   Investments

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2008:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 201,311	$ 11,832	$ 1,725	$ 211,418
States, municipalities, and political subdivisions	6,600	-	2,487	4,113
Foreign other (par value - $207,242)	207,387	625	43,298	164,714
Foreign government (par value - $3,982)	4,224	497	469	4,252
Public utilities securities	25,943	-	3,301	22,642
Corporate securities	719,407	7,556	104,038	622,925
Residential backed securities	297,962	4,223	39,569	262,616
Commercial mortgage backed securities	221,944	1	73,122	148,823
Other asset backed securities	101,961	146	22,365	79,742
Total fixed maturities	1,786,739	24,880	290,374	1,521,245
Preferred stocks	1,210	-	484	726
Common stocks	1,270	303	89	1,484
Total equity securities	2,480	303	573	2,210
Total	$ 1,789,219	$ 25,183	$ 290,947	$ 1,523,455

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 14,808	$ 532	$ 5	$ 15,335
States, municipalities, and political subdivisions	6,751	-	705	6,046
Foreign other (par value - $201,091)	201,918	1,383	7,360	195,941
Foreign government (par value - $6,800)	7,230	586	25	7,791
Public utilities securities	39,002	610	600	39,012
Corporate securities	797,008	9,167	16,082	790,093
Residential backed securities	327,699	704	6,721	321,682
Commercial mortgage backed securities	224,609	1,117	5,721	220,005
Other asset backed securities	132,312	398	4,471	128,239
Total fixed maturities	1,751,337	14,497	41,690	1,724,144
Preferred stocks	3,973	-	299	3,674
Common stocks	1,359	347	32	1,674
Total equity securities	5,332	347	331	5,348
Total	$ 1,756,669	$ 14,844	$ 42,021	$ 1,729,492

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2008	**2007**
	(In Thousands)	
Amortized cost	$ 1,786,739	$ 1,751,337
Adjustments for below investment grade bonds	(1)	(184)
Carrying value	$ 1,786,738	$ 1,751,153

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost		**More than 6 months and less than 12 months below cost**		**More than 12 months below cost**		**Total**	
December 31, 2008				*(In Thousands)*				
Fair value	$	233,454	$	300,562	$	537,323	$	1,071,339
Unrealized loss		14,551		43,682		232,141		290,374
December 31, 2007								
Fair value	$	288,800	$	276,436	$	523,032	$	1,088,268
Unrealized loss		5,503		19,337		16,850		41,690

The amortized cost and fair value of investments in bonds at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		**Fair Value**	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	29,976	$	29,834
Due after 1 year through 5 years		231,038		206,707
Due after 5 years through 10 years		351,433		313,773
Due after 10 years		552,425		479,750
		1,164,872		1,030,064
Residential backed securities		297,962		262,616
Commercial mortgage backed securities		221,944		148,823
Other asset backed securities		101,961		79,742
Total	$	1,786,739	$	1,521,245

At December 31, 2008 and 2007, investments in certificates of deposit and bonds with an admitted asset value of $6.0 and $5.4, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements – Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $31.8 and $18.2 at December 31, 2008 and 2007, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $0.5 billion, $0.6 billion and $0.5 billion in 2008, 2007 and 2006, respectively. Gross gains of $7.1, $4.1, and $3.7 and gross losses of $15.3, $7.3, and $7.3 during 2008, 2007 and 2006, respectively, were realized on those sales. A portion of the gains and losses realized in 2008, 2007, and 2006 has been deferred to future periods in the IMR.

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

| | Year ended December 31 | | |
	2008	2007	2006
	(In Thousands)		
Realized capital losses	$ (1,101)	$ (9,403)	$ (8,157)
Amount transferred to IMR (net of related taxes of $(1,334) in 2008, $(1,613) in 2007 and $(2,764) in 2006)	2,477	2,996	5,133
Federal income tax (expense) benefit	(3,456)	1,569	2,213
Net realized capital losses	$ (2,080)	$ (4,838)	$ (811)

Realized capital losses include losses of $ 16.4, $5.4, and $3.9 related to securities that have experienced an other-than-temporary decline in value in 2008, 2007, and 2006, respectively.

Management regularly reviews the value of the Company's investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost;
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;
- Management's intent and ability to hold the security long enough for it to recover its value.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Income in the period the determination is made.

For the years ended December 31, 2008 , 2007 and 2006 realized capital losses include $0.7, $1.1 and $0.2 respectively related to Limited Partnerships that have experienced an other-than-temporary decline in value.

(Dollar amounts in millions, unless otherwise stated)

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2008	**2007**	**2006**
	(In Thousands)		
Income:			
Bonds	$ 97,940	$ 96,604	$ 93,961
Mortgage loans	9,091	9,688	12,662
Contract loans	6,776	7,092	6,755
Other	4,113	10,296	4,975
Total investment income	117,920	123,680	118,353
Investment expenses	(4,921)	(5,717)	(6,158)
Net investment income	$ 112,999	$ 117,963	$ 112,195

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $73.8 and $71.7 at December 31, 2008 and 2007, respectively.

The securities underlying these agreements are mortgage backed securities with a book value of $72.7 and $73.6 and fair value of $74.7 and $72.2 at December 31, 2008 and 2007, respectively. The securities had a weighted average coupon rate of 5.5% with various maturity dates ending in December 2038. The primary risk associated with short term collateralized borrowing is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2008. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The maximum and minimum lending rates for long term mortgage loans during 2008 were 6.6% and 5.8%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 52.6% on commercial properties. As of December 31, 2008 and 2007, the Company held no mortgages with interest more than 180 days overdue. No interest was past due as of December 31, 2008 and 2007.

The Company had no impaired mortgage loans for 2008 or 2007.

(Dollar amounts in millions, unless otherwise stated)

Since the third quarter of 2007, credit markets have become more turbulent amid concerns about subprime and Alt-A mortgages and collateralized debt obligations ("CDOs"). This in turn has resulted in a general widening of credit spreads, reduced price transparency, reduced liquidity, increased rating agency downgrades and increased volatility across certain markets.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default. Further, during the fourth quarter of 2007, the industry coalesced around classifying any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category, and the Company is following that lead. The following summarizes the Company's exposure to subprime and Alt-A mortgages as of December 31, 2008 and 2007.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers.

However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive. The Company did not significantly change its valuation procedures as a result of determining that the market was inactive.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments as of December 31, 2008.

	Actual Cost		Book/Adjusted Carrying Value (excluding interest)		Fair Value		Other Than Temporary Impairment Losses Recognized
			(In Thousands)				
Residential mortgage backed securities	$	68,881	$	68,661	$	38,026	$ 2,326
Structured securities		29,689		29,787		18,737	1,140
Total	$	98,570	$	98,448	$	56,763	$ 3,466

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments as of December 31, 2007.

	Actual Cost		Book/Adjusted Carrying Value (excluding interest)		Fair Value		Other Than Temporary Impairment Losses Recognized
			(In Thousands)				
Residential mortgage backed securities	$	90,270	$	89,960	$	86,023	$ -
Structured securities		35,333		35,439		32,367	360
Total	$	125,603	$	125,399	$	118,390	$ 360

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2008.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

(Dollar amounts in millions, unless otherwise stated)

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gains or losses in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets or other liabilities at December 31, 2008 and 2007:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2008						
Derivative contracts:						
Options owned	$	26,230	$	252	$	252
Futures owned		(77,750)		(1,163)		(1,163)
Swaps		5,931		192		216
Total derivatives	$	(45,589)		(719)		(695)
December 31, 2007						
Derivative contracts:						
Options owned	$	26,509	$	617	$	617
Futures owned		25,786		121		121
Swaps		15,810		596		596
Total derivatives	$	68,105	$	1,334	$	1,334

5. **Concentrations of Credit Risk**

The Company held below investment grade corporate bonds with an aggregate book value of $90.9 and $89.4 and an aggregate market value of $58.2 and $87.8 at December 31, 2008 and 2007, respectively. Those holdings amounted to 5.1% of the Company's investments in bonds and 4.1% of total admitted assets at December 31, 2008. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $15.3 and $10.3 with an aggregate NAIC market value of $13.1 and $10.3 at December 31, 2008 and 2007, respectively.
The carrying value of these holdings amounted to .9% of the Company's investment in bonds and .7% of the Company's total admitted assets at December 31, 2008.

At December 31, 2008, the Company's commercial mortgages involved a concentration of properties located in California (31.6%) and Texas (15.8%). The remaining commercial mortgages relate to properties located in 20 other states.

The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $7.2.

(Dollar amounts in millions, unless otherwise stated)

6. Annuity Reserves

At December 31, 2008 and 2007, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2008		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 5,072	0.4 %
At book value less surrender charge	37,665	2.9
At fair value	904,436	69.7
Subtotal	947,173	73.0
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	294,845	22.7
Not subject to discretionary withdrawal	55,712	4.3
Total annuity reserves and deposit fund liabilities	$ 1,297,730	100.000 %
December 31, 2007		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 6,755	0.5 %
At book value less surrender charge	37,671	2.6
At fair value	1,023,909	71.3
Subtotal	1,068,335	74.4
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	324,137	22.6
Not subject to discretionary withdrawal	43,932	3.0
Total annuity reserves and deposit fund liabilities	$ 1,436,404	100.0 %

Of the total net annuity reserves and deposit fund liabilities of $1.3 billion at December 31, 2008, $0.4 billion is included in the general account, and $0.9 billion is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $1.4 billion at December 31, 2007, $0.4 billion is included in the general account, and $1.0 billion is included in the separate account.

7. Employee Benefit Plans

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The matching contribution charges allocated to the Company were $1.0, $1.0 and $1.0 during 2008, 2007 and 2006, respectively.

(Dollar amounts in millions, unless otherwise stated)

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2008			
Premium, consideration or deposits for the year	$ -	$ 382,686	$ 382,686
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 938,646	$ 938,646
Amortized cost	2,549	-	2,549
Total reserves	$ 2,549	$ 938,646	$ 941,195
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 2,549	$ -	$ 2,549
At market value	-	937,573	937,573
Subtotal	2,549	937,573	940,122
Not subject to discretionary withdrawal	-	1,073	1,073
Total separate account reserves	$ 2,549	$ 938,646	$ 941,195

(Dollar amounts in millions, unless otherwise stated)

	Non-Indexed Guarantee Less than/ equal to 4%	Non- Guaranteed Separate Accounts	Total
		(In Thousands)	
December 31, 2007			
Premium, consideration or deposits for the year	$ -	$ 282,597	$ 282,597
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,076,063	$ 1,076,063
Amortized cost	782	-	782
Total reserves	$ 782	$ 1,076,063	$ 1,076,845
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 782	$ -	$ 782
At market value	-	1,074,392	1,074,392
Subtotal	782	1,074,392	1,075,174
Not subject to discretionary withdrawal	-	1,671	1,671
Total separate account reserves	$ 782	$ 1,076,063	$ 1,076,845

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2008	**2007**	**2006**
		(In Thousands)	
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 382,686	$ 282,597	$ 221,966
Transfers from separate accounts	(84,798)	(97,947)	(96,653)
Transfers as reported in the statements of operations	$ 297,888	$ 184,650	$ 125,313

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements – Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2008 and 2007 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)
			(In Thousands)		
December 31, 2008					
Separate Account Liability	$	735,059	$	276,034	$	269,302
Gross amount of reserve		14,197		5,451		188,083
Reinsurance reserve credit		1,109		-		-
December 31, 2007					
Separate Account Liability	$	764,739	$	131,532	$	360,189
Gross amount of reserve		839		907		3,178
Reinsurance reserve credit		437		-		-

(Dollar amounts in millions, unless otherwise stated)

9.   Federal Income Taxes

Effective January 1, 2006, the Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return include:

ALICA Holdings, Inc.	ING Investment Advisors, LLC
Bancnorth Investment Group, Inc.	ING Investment Management Alternative Assets, LLC
Branson Insurance Agency, Inc.	ING Investment Management Co.
Compulife Agency, Inc.	ING Investment Management Services, LLC
Compulife Insurance Agency of Massachusetts, Inc.	ING Investment Management, LLC
Compulife Investor Services, Inc.	ING Investment Trust Co.
Compulife, Inc.	ING Investments, LLC
Directed Services, LLC	ING Life Insurance & Annuity Company
Financial Network Investment Corporation	ING National Trust
Financial Network Investment Corporation of Puerto Rico, Inc.	ING North America Insurance Corporation
First Secured Mortgage Deposit Corporation	ING Payroll Management, Inc.
FN Insurance Agency of Kansas, Inc.	ING Pilgrim Funding, Inc.
FN Insurance Agency of New Jersey, Inc.	ING Pomona Holdings LLC
FN Insurance Services of Nevada, Inc.	ING Retail Holding Company, Inc.
FN Insurance Services, Inc.	ING Services Holding Company, Inc.
FNI International, Inc.	ING USA Annuity and Life Insurance Company
Furman Selz (SBIC) Investments LLC	ING Wealth Solutions, LLC
Furman Selz Investments, LLC	Lion Connecticut Holdings Inc.
Guaranty Brokerage Services, Inc.	Lion Custom Investments, LLC
IB Holdings, LLC	Lion II Custom Investments, LLC
ILICA, Inc.	MFSC Insurance Agency of Nevada, Inc.
ING America Insurance Holdings, Inc.	MFSC Insurance Services, Inc.
ING Alternative Asset Management, LLC	Midwestern United Life Insurance Company
ING America Equities, Inc.	Multi-Financial Group, LLC
ING Brokers Network, LLC	Multi-Financial Securities Corporation
ING Capital Corporation, LLC	Pomona Management LLC
ING Equity Holdings, Inc.	PrimeVest Financial Services, Inc.
ING Financial Advisors, LLC	PrimeVest Insurance Agency of Alabama, Inc.
ING Financial Partners, Inc.	PrimeVest Insurance Agency of Nevada, Inc.
ING Financial Products Company, Inc.	PrimeVest Insurance Agency of New Mexico, Inc.
ING Funds Distributor, LLC	PrimeVest Insurance Agency of Ohio, Inc.
ING Funds Services, LLC	PrimeVest Insurance Agency of Oklahoma, Inc.
ING Ghent Asset Management, LLC	PrimeVest Insurance Agency of Texas, Inc.
ING Institutional Plan Services, LLC	PrimeVest Insurance Agency of Wyoming, Inc.
ING Insurance Agency of Texas, Inc.	ReliaStar Life Insurance Company
ING Insurance Agency, Inc.	Roaring River, LLC
ING Insurance Services Holding Company, Inc.	Security Life Assignment Corp.
ING Insurance Services of Alabama, Inc.	Security Life of Denver Insurance Company
ING Insurance Services of Massachusetts, Inc.	Security Life of Denver International, Ltd.
ING Insurance Services, Inc.	Systematized Benefits Administrators, Inc.
ING International Insurance Holdings, Inc.	UC Mortgage Corporation
ING International Nominee Holdings, Inc.	Whisperingwind I, LLC
ING Investment Advisors, LLC	Whisperingwind II, LLC
ING Investment Management Alternative Assets, LLC	Whisperingwind III, LLC

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

| | Year ended December 31 | | |
	2008	2007	2006
	(In Thousands)		
Federal tax expense on operations	$ 4,302	$ 16,585	$ (211)
Federal tax expense (benefit) on capital losses	3,456	(1,569)	(2,213)
Total current tax expense (benefit)	$ 7,758	$ 15,016	$ (2,424)

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31 | |
	2008	2007
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 28,357	$ 27,562
Insurance reserves	106,062	45,832
Investments	5,639	2,739
Compensation	2,668	2,288
Nonadmitted assets	765	2,810
Litigation accruals	1,438	2,307
Other	4,070	2,626
Total deferred tax assets	148,999	86,164
Deferred tax assets nonadmitted	(113,476)	(55,958)
Admitted deferred tax assets	35,523	30,206
Deferred tax liabilities resulting from book/tax differences in:		
Insurance reserves	2,046	2,302
Investments	910	990
Deferred and uncollected premium	10,355	9,119
Unrealized gain on investments	2,231	2,997
Total deferred tax liabilities	15,542	15,408
Net admitted deferred tax asset	$ 19,981	$ 14,798

The change in net deferred income taxes is comprised of the following:

| | December 31 | | |
	2008	2007	Change
	(In Thousands)		
Total deferred tax assets	$ 148,999	$ 86,164	$ 62,835
Total deferred tax liabilities	15,542	15,408	134
Net deferred tax asset	$ 133,457	70,756	62,701
Less current year change in unrealized gains			(766)
Change in net deferred income tax			61,935
Less other items in surplus:			
Current year change in nonadmitted assets			2,045
Current year change in unauthorized reinsurance			(1,592)
Change in deferred taxes			$ 62,388

(Dollar amounts in millions, unless otherwise stated)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

		Year Ended December 31				
		2008		2007		2006
		(In Thousands)				
Ordinary income	$	(190,525)	$	8,651	$	18,480
Capital gains (losses), net of IMR, net of tax		1,376		(6,407)		(3,024)
Total pretax book (loss) income	$	(189,149)	$	2,244	$	15,456
Provision computed at statutory rate	$	(66,203)	$	785	$	5,410
Dividends received deduction		(1,099)		(495)		(658)
Interest maintenance reserve		(792)		(1,155)		(2,361)
Reinsurance		13,513		14,364		-
Share based payments		6		(40)		-
Other		(55)		262		226
Total	$	(54,630)	$	13,721	$	2,617
Federal income taxes incurred	$	7,758	$	15,016	$	(2,424)
Change in net deferred income taxes		(62,388)		(1,295)		5,041
Total statutory income taxes	$	(54,630)	$	13,721	$	2,617

The will be no amount of federal income taxes incurred that will be available for recoupment in the event of future net losses from 2008, 2007 and 2006, respectively.

Under the intercompany tax sharing agreement, the Company has a receivable from ING AIH of $3.4 and a payable to ING AIH of $10.2 for federal income taxes as of December 31, 2008 and 2007, respectively.

The Company's transferable state tax credit assets are as follows:

Method of estimating utilization of remaining transferrable state tax credit	State	Carrying value at balance sheet date		Unused credit remaining at balance sheet date
		(In Thousands)		
December 31, 2008				
Estimated credit from film production	CT	$	412	$ 467
Fixed credit at time of purchase	NY		-	1,518
Total state tax credits		$	412	$ 1,985
December 31, 2007				
Fixed credit at time of purchase	NY	$	-	$ 2,024
Total state tax credits		$	-	$ 2,024

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

	2008		2007	
	(In Thousands)			
Balance at beginning of year	$	1.1	$	0.8
Additions for tax positions related to current year		0.1		0.1
Additions for tax positions related to prior years		(0.6)		0.2
Balance at end of year	$	0.6	$	1.1

The Company had $0.6 of unrecognized tax benefits as of December 31, 2008 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Federal income taxes and Federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $0.1 as of December 31, 2008 and 2007.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2008. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examination, it is reasonably possible that the unrecognized tax benefits will decrease by $0.2. The timing of the payment of the remaining allowance of $0.4 cannot be reliably estimated.

10. **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $5.4, $7.0 and $7.1 for 2008, 2007 and 2006, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

		Year ended December 31				
		2008		**2007**		**2006**
		(In Thousands)				
Premiums	$	135,242	$	92,068	$	43,486
Benefits paid or provided		47,499		41,916		46,703
Policy and contract liabilities at year end		336,592		218,799		163,296

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

The Company has been in dispute with the National Travelers Life Company ("NTL") over a cancer block of business that was subject to two Modified Coinsurance Agreements ("Agreements") between the parties that ceded 95% of this insurance from the Company to NTL. During 2004, this dispute was filed with an independent arbitration panel ("Panel").

During the third quarter of 2006, a settlement was reached with NTL to resolve all outstanding issues with the exception of fees and expenses and the agreements were commuted as of September 5, 2006. The Company recognized $21.2 in pretax income related to this settlement in 2006.

The amount of reinsurance commuted during 2006 included benefits received of $45.0, expense allowance adjustments of $13.0 and premiums of $36.7.

11. Capital and Surplus

Under New York insurance regulations, the Company is required to maintain a minimum total capital and surplus of $6.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Superintendent of the State of New York is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $90.0 was contributed to the Company, effective for December 31, 2008. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. The Company did not receive a capital contribution during 2007 or 2006. The Company did not pay dividends to ReliaStar during 2008. The Company paid ordinary dividends to ReliaStar on a quarterly basis in the amount of $4.7 each for a total of $18.7 on March 31, June 30, September 30 and December 31, 2007. Timely notice was given for these dividend payments to the

(Dollar amounts in millions, unless otherwise stated)

New York Insurance Department. The New York Insurance Department does not require notice or approval for ordinary dividends.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2008, the Company meets the RBC requirements.

12.   Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all non-financial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31				
	2008		2007		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	
	(In Thousands)				
Assets:					
Bonds	$ 1,786,738	$ 1,521,245	$ 1,751,153	$ 1,724,144	
Preferred stocks	1,210	726	3,973	3,674	
Unaffiliated common stocks	1,484	1,484	1,674	1,674	
Mortgage loans	122,322	121,394	136,154	141,355	
Derivatives securities	-	-	1,334	1,334	
Contract loans	101,514	101,514	100,781	100,781	
Cash, cash equivalents and short term investments	19,873	19,873	44,895	44,895	
Separate account assets	980,972	980,972	1,114,687	1,114,687	
Liabilities:					
Policyholder funds	1,383	1,383	1,567	1,567	
Derivatives securities	719	719	-	-	

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between .99% and 30% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2008 and 2007 is $1.5 billion and $1.7 billion, respectively

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation.

(Dollar amounts in millions, unless otherwise stated)

Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SFAS No. 157, *Fair Value Measurements*. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

(Dollar amounts in millions, unless otherwise stated)

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - o Quoted prices for similar assets or liabilities in active markets;
  - o Quoted prices for identical or similar assets or liabilities in non-active markets;
  - o Inputs other than quoted market prices that are observable; and
  - o Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table provides information as of December 31, 2008 about the Company's financial assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3[1]	Total
		(In Thousands)		
At December 31, 2008:				
Assets:				
Preferred stock	$ 4	$ -	$ -	$ 4
Common stock	1,484	-	-	1,484
Cash, cash equivalents and short-term investments	19,873	-	-	19,873
Derivatives	-	309	252	561
Separate account assets	979,309	1,663	-	980,972
Total assets	$ 1,000,670	$ 1,972	$ 252	$ 1,002,894
Liabilities:				
Derivatives liabilities	$ -	$ 117	$ 1,163	$ 1,280
Total liabilities	$ -	$ 117	$ 1,163	$ 1,280

(1) Level 3 net assets and liabilities accounted for 0.09% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3.9%.

Preferred and Common Stock: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

(Dollar amounts in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Derivatives: Derivatives that are carried at fair value (on the Balance Sheets) are determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. The Company obtains key input into the valuation model for puts, calls, and futures from one third party broker. Because the input is not received from multiple brokers, these fair values are not deemed to be calculated based on market observable inputs, and, therefore, these instruments are classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

13.   **Commitments and Contingencies**

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $3.1 and $12.0 at December 31, 2008 and 2007, respectively. The Company is also committed to provide additional capital contributions of $13.1 and $18.7 at December 31, 2008 and 2007, respectively, in partnerships reported in other invested assets not on the balance sheets.

Operating Leases: The Company is not party to any operating leases. This Company is party to certain cost sharing and service agreements with other affiliated ING United States companies. Rent expense is included in these cost sharing agreements, which are allocated to the Company in accordance with systematic cost allocation arrangements. During the years ended December 31, 2008, 2007 and 2006, rent expense totaled $0.2, $0.1 and $0.2, respectively.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other

(Dollar amounts in millions, unless otherwise stated)

types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters: Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues: Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

(Dollar amounts in millions, unless otherwise stated)

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing.

Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

(Dollar amounts in millions, unless otherwise stated)

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risk, as well as other risks. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

In the first quarter of 2009, the Company has taken certain actions to reduce its exposure to interest rate and market risks. These actions include reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on Treasury and investment grade assets, as well as a short-term program to hedge equity market risk associated with variable fee income. During 2009, the Company will be monitoring these initiatives and their impacts on earnings, capital, and liquidity, and will determine whether further actions are necessary.

14.   **Financing Agreements**

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $30.0 from BONY.
Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4% or (2) a rate quoted by BONY to the Company for the borrowing.
Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, there were no amounts payable to BONY at December 31, 2008 and 2007.

The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short term cash requirements. Under this agreement, which expired and was renewed February 1, 2009, the Company and ING AIH can borrow up to 5% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. The receivable for these loans are reported as an asset in other invested assets. The payable is recorded in borrowed money. Under this agreement, the Company incurred no interest expense or income for the year ended December 31, 2008.

(Dollar amounts in millions, unless otherwise stated)

Through this reciprocal loan agreement, the Company borrowed $384.0 and repaid $384.0 in 2008. The Company had no borrowings during 2007. The Company borrowed $290.0 and repaid $290.0 in 2006. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. There was no interest paid on borrowed money during 2007 and interest paid was immaterial during 2008 and 2006, respectively.

The Company is the beneficiary of letters of credit totaling $30.5; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2008 and 2007.

15.   Related Party Transactions

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Total fees under the agreement were approximately $2.5, $2.4, and $2.6 for the years ended December 31, 2008, 2007 and 2006, respectively.

Services Agreements: The Company has entered into a services agreement with each of its affiliated insurers, ING North America Insurance ("INAIC") and ING Financial Advisers, LLC ("ING FA") whereby the affiliated insurers, INAIC and ING FA provide certain administrative, management, professional, advisory, consulting and other services to the Company. The total expenses incurred for all of these services were $54.5, $51.2 and $52.6 for the years ended December 31, 2008, 2007 and 2006, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns.

Reinsurance: During 2008, the Company ceded premium and ceded reserves to ReliaStar of $65.8 and $82.6, respectively. The amount of insurance inforce ceded to ReliaStar was $10,542 at December 31, 2008. The Company realized a deferred gain after tax of $40.0 on the 2008 reinsurance transaction. During 2007, the Company ceded premium and ceded reserves to ReliaStar of $42.8 and $46.2, respectively. The amount of insurance inforce ceded to ReliaStar was $278.6 at December 31, 2007. The Company realized a deferred gain after tax of $41.4 on the reinsurance transaction.

(Dollar amounts in millions, unless otherwise stated)

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $0.2 and $0.2 as of December 31, 2008 and 2007, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $0.2 and $0.2 as of December 31, 2008 and 2007, respectively, for future credits to premium taxes for assessments already paid.

17. Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	FEIN Number	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
					(In Thousands)
ReliaStar Record Keeping	41-0451140	Yes	Group Annuity	Payment	$ 29,089

The aggregate amount of premiums written through managing general agents or third party administrators during 2008 is $29.1.

(Dollar amounts in millions, unless otherwise stated)

18.   Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2008	2007
	(In Thousands)	
Balance at January 1	$ 17,680	$ 11,972
Less reinsurance recoverables	1,090	832
Net balance at January 1	16,590	11,140
Incurred related to:		
Current year	33,432	25,251
Prior years	1,366	7,054
Total incurred	34,798	32,305
Paid related to:		
Current year	18,677	10,124
Prior years	11,438	16,731
Total paid	30,115	26,855
Net balance at December 31	21,273	16,590
Plus reinsurance recoverables	948	1,090
Balance at December 31	$ 22,221	$ 17,680

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

19.   Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices.

The Company records accrued retrospective premium as an adjustment to earned premium. The amount of net group life premium written by the Company at December 31, 2008 that was subject to retrospective rating features was $3.5. This represented 19% of the total net group life premium. The amount of net group health premium written by the Company at December 31, 2008 that was subject to retrospective rating features was $0.1. This represented less than 1% of the total net group health premium. No other net premiums written by the Company are subject to retrospective rating features.

20.   Subsequent Events

Dutch State – Illiquid Back-up Facility: On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up

(Dollar amounts in millions, unless otherwise stated)

Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio. The Company is not participating in this portion of the Back-up Facility. As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of 10% of par value. Each ING company participating in the ING-Dutch State Transaction will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of approximately $70 will be sold for cash to an affiliate, Lion II. Immediately thereafter, Lion II will sell to ING Bank, FSB the purchased securities. Contemporaneous with this transaction, ING Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009 contemporaneous with the closing of the ING-Dutch Transaction.

Since the Company had the intent as of December 31, 2008, to sell all of its Alt-A RMBS as part of the Step 1 Cash Transfer, the Company evaluated the securities for impairment under INT 06-07: *Definition of Phrase "Other Than Temporary"* and SSAP 43, *Loan-backed and Structured Securities*. Per SSAP 43, the book value of the other-than-temporary impaired security must be written down to the estimated undiscounted future cash flows. In applying SSAP 43, the Company considered the estimated undiscounted future cash flows for the impairment test to be the remaining undiscounted cash flows on the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeds the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company expects to record a realized loss of approximately $5 related to this transaction in the first quarter of 2009.

New Accounting Pronouncements: Effective reporting periods beginning January 1, 2009, the Company will adopt SSAP No. 98, *Treatment of Cash Flows When Qualifying Changes in Valuation and Impairments* ("SSAP 98") (amending paragraphs 14 though 16 of SSAP 43) for Loan-backed and Structured Securities. The amendment requires once an other than temporary impairment occurs, the Company will determine the amount of the impairment comparing the carrying value of the investment to the present value of anticipated future cash flows of the investment. If the present value of future cash flows is less than the carrying value, an asset impairment must be recorded. Credit related impairments will be recorded through the AVR while interest related losses shall be recorded through the IMR. The Company is currently evaluating the impact of the Company's financial statements.